                                                FILED PURSUANT TO RULE 424(b)(5)
                                                      REGISTRATION NO. 333-82269

THE INFORMATION IN THIS PROSPECTUS SUPPLEMENT IS NOT COMPLETE AND MAY BE CHANGED. AN EFFECTIVE REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS ARE NOT AN OFFER TO SELL THESE SECURITIES AND WE ARE NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                 SUBJECT TO COMPLETION, DATED SEPTEMBER 8, 1999

PROSPECTUS SUPPLEMENT
(TO PROSPECTUS DATED SEPTEMBER 2, 1999)

                             3,500,000 COMMON UNITS

                           EOTT ENERGY PARTNERS, L.P.

                     REPRESENTING LIMITED PARTNER INTERESTS

                           -------------------------

     We are offering 3,500,000 common units as described in this prospectus supplement and the accompanying prospectus. The common units represent limited partner interests in EOTT Energy Partners, L.P. Our common units are traded on the New York Stock Exchange under the symbol "EOT." On September 7, 1999, the last reported sale price for the common units on the New York Stock Exchange was $18.25 per common unit.

     INVESTING IN THE COMMON UNITS INVOLVES CERTAIN RISKS. WE URGE YOU TO CONSIDER CAREFULLY THE "RISK FACTORS" BEGINNING ON PAGE 2 OF THE ACCOMPANYING PROSPECTUS.

                           -------------------------

                                                                     Per
                                                                 Common Unit            Total
                                                                 -----------            -----
Public offering price.......................................          $                   $
Underwriting discount and commissions.......................          $                   $
Proceeds, before expenses, to EOTT..........................          $                   $

     The underwriters may also purchase up to an additional 525,000 common units on the same terms described above within 30 days from the date of this prospectus supplement to cover over-allotments, if any. The underwriters are offering the common units subject to various conditions and may reject all or part of any order. The underwriters expect to deliver the common units to
purchasers on September   , 1999.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                           -------------------------

PAINEWEBBER INCORPORATED
                     LEHMAN BROTHERS
                                          DAIN RAUSCHER WESSELS
                                      A DIVISION OF DAIN RAUSCHER INCORPORATED
                                                         ING BARINGS
         THE DATE OF THIS PROSPECTUS SUPPLEMENT IS              , 1999.

                               TABLE OF CONTENTS

       PROSPECTUS SUPPLEMENT         PAGE NO.
       ---------------------         --------
Summary............................     S-1
Use of Proceeds....................    S-11
Capitalization.....................    S-12
Price Range of Common Units and
  Distributions....................    S-13
Selected Historical Financial
  Data.............................    S-14
Management's Discussion and
  Analysis of Financial Condition
     and
  Results of Operations............    S-16
Business...........................    S-25
Management.........................    S-32
Principal Unitholders..............    S-34
Underwriting.......................    S-35
Legal Matters......................    S-36
Experts............................    S-36

            PROSPECTUS               PAGE NO.
            ----------               --------
About This Prospectus..............     ii
Where You Can Find More
  Information......................     ii
Cautionary Statement Regarding
  Forward Looking Statements.......    iii
Who We Are.........................      1
Risk Factors.......................      2
Conflicts of Interest and Fiduciary
  Responsibilities.................      7
Use of Proceeds....................      8
Description of the Debt
  Securities.......................      8
Ratio of Earnings to Fixed
  Charges..........................     13
Description of Our Common Units....     13
Cash Distribution Policy...........     15
Description of Our Partnership
  Agreement........................     16
Tax Considerations.................     19
Plan of Distribution...............     34
Legal Matters......................     35
Experts............................     35

                             ---------------------

                   IMPORTANT NOTICE ABOUT INFORMATION IN THIS
             PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS

     This document is in two parts. The first part is the prospectus supplement, which describes our business and the specific terms of this common unit offering. The second part, the base prospectus, gives more general information, some of which may not apply to the offering. Generally, when we refer only to the "prospectus," we are referring to both parts combined.

     IF THE DESCRIPTION OF THE OFFERING VARIES BETWEEN THE PROSPECTUS SUPPLEMENT AND THE BASE PROSPECTUS, YOU SHOULD RELY ON THE INFORMATION IN THE PROSPECTUS SUPPLEMENT.

     YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS. WE HAVE NOT, AND THE UNDERWRITERS HAVE NOT, AUTHORIZED ANYONE TO PROVIDE YOU WITH DIFFERENT INFORMATION. WE ARE NOT MAKING AN OFFER OF THE COMMON UNITS IN ANY JURISDICTION WHERE THE OFFER IS NOT PERMITTED. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN THIS PROSPECTUS OR IN THE DOCUMENTS INCORPORATED BY REFERENCE IN THIS PROSPECTUS IS ACCURATE AS OF ANY DATE OTHER THAN THE DATE ON THE FRONT OF THOSE DOCUMENTS.

                                    SUMMARY

     This summary highlights some basic information from this prospectus supplement to help you understand our business and the common units. It likely does not contain all the information that is important to you. You should carefully read this prospectus supplement and the accompanying prospectus to understand fully the offering, as well as the tax and other considerations that are important to you in making your investment decision. You should also read carefully the information about us that is incorporated by reference in this prospectus. In this prospectus, the terms "EOTT," "we," "ours," and "us" refer to EOTT Energy Partners, L.P. and its subsidiary partnerships, unless the context requires otherwise.

THE COMPANY

     We are one of the largest independent crude oil gathering and marketing companies in North America. We gather and market from over 40,000 oil wells in 18 states and Canada, averaging 431,300 barrels per day during the second quarter of 1999. In addition, we are engaged in interstate and intrastate crude oil transportation, crude oil terminalling and storage activities, and crude oil blending. Most of the crude oil we purchase directly from the oil well ("lease crude oil") is delivered to refiners and other customers nationwide. We transport crude oil through pipelines, including approximately 8,300 miles of our pipeline and gathering systems, and our trucking operations, a fleet of 386 owned or leased trucks. For the three months ended June 30, 1999, our gross margin was $55.7 million and adjusted EBITDA (as defined in note 7 on page S-8) was $19.1 million.

     Our general partner is EOTT Energy Corp., a Delaware corporation and an indirect wholly owned subsidiary of Enron Corp. Enron is one of the world's leading electricity, natural gas and communications companies. With over $34 billion in assets at June 30, 1999, Enron produces electricity and natural gas; develops, constructs and operates energy facilities worldwide; delivers physical commodities and financial and risk management services to customers around the world; and is developing a nationwide communications network for data transmission. Enron currently owns approximately 22% of our common units and indirectly owns approximately 78% of our subordinated units.

     We engage in the following business activities:

     - GATHERING AND MARKETING. We gather, store and transport crude oil in the United States and Canada. This involves purchasing and gathering crude oil from producers and other sellers for subsequent sale to refiners and other customers. We gather crude oil from over 6,000 producers and operators, of which approximately 85% of the volumes are from independent producers and the remaining 15% are from major integrated oil companies. We also provide certain accounting and administrative services to some producers and operators. We believe that our ability to offer reliable and reasonably priced services to producers and operators is a key factor in maintaining lease volumes and in obtaining new lease volumes. Most of these operations are included in our North American Crude Oil -- East of Rockies business segment.

     - PIPELINE OPERATIONS. Through our common carrier pipeline systems, we transport crude oil for our gathering and marketing operations and for third parties pursuant to published tariff rates regulated by the Federal Energy Regulatory Commission and state regulatory authorities. We transported 538,900 barrels per day in the second quarter of 1999, a significant portion of which was transported for our own gathering and marketing operations. We conduct these operations in our Pipeline Operations business segment. Approximately 76% of the revenues of the Pipeline Operations business segment for the three months ended June 30, 1999, were generated from tariffs charged to our North American Crude
       Oil -- East of Rockies business segment.

     - CRUDE OIL BLENDING AND NATURAL GAS LIQUIDS PROCESSING. We blend West Coast sour crude with sweet crude oil and natural gas liquids to upgrade heavy sour crude oil into a medium gravity Alaskan North Slope type of crude oil, which we sell to Los Angeles Basin refineries. In addition, we have a gas processing plant, a fractionation plant, and refrigerated propane storage and related distribution facilities, which provide natural gas liquids to our crude oil blending operation. We conduct these operations in our West Coast Operations business segment.

     We operate gathering systems in all major production areas in the lower 48 states. The 18 states in which we gather have represented, on average, approximately 97% of the production in the lower 48 states from 1985 to 1997, according to the most recent data available from the American Petroleum Institute. These states have had a historical average annual oil production decline rate of 2.6% over the same period; however, this may not necessarily represent the decline rates in the particular fields from which we gather crude oil.

ACQUISITIONS

     Since 1995 we have acquired assets from several companies. The most significant acquisition was from Koch on December 1, 1998, which almost tripled our pipeline mileage and nearly doubled lease crude oil barrels under contract. The following chart provides a summary of our acquisition history:

SELLER              DATE OF ACQUISITION           ASSETS ACQUIRED            CONSIDERATION PAID
------              -------------------           ---------------            ------------------
Texas-New Mexico
  PipeLine........     May 1, 1999        1,800 miles of common carrier     $33.0 million in cash
                                          crude oil pipelines and related
                                          storage facilities
Koch..............   December 1, 1998     3,900 miles of crude oil          $235.6 million
                                          pipelines, crude oil transport    ($184.5 million in
                                          trucks, meter stations,           cash, 2,000,000
                                          vehicles, storage tanks and       common units and
                                          lease purchase contracts for      2,000,000
                                          approximately 180,000 barrels     subordinated units)
                                          per day
Koch..............     July 1, 1998       300 miles of crude oil            $28.5 million in cash
                                          pipelines, associated storage
                                          facilities for approximately
                                          500,000 barrels and lease
                                          purchase contracts for up to
                                          40,000 barrels per day
CITGO.............   February 1, 1997     400 miles of intrastate and       $12.0 million in cash
                                          interstate common carrier crude
                                          oil pipelines
Amerada Hess......  December 29, 1995     614 miles of crude oil pipelines  $54.0 million in cash
                                          and related storage facilities

     We believe that the crude oil industry is undergoing a period of consolidation in which major integrated oil companies and large independent producers are combining in order to reduce costs and focus on core businesses. As a result, we expect this consolidation trend to result in the availability of both gathering and marketing assets and oil and gas properties. Independent producers are likely buyers of the oil and gas properties. We believe this trend provides us with a significant opportunity to:

     - acquire additional, strategically-placed gathering assets; and

     - obtain additional lease crude oil from major integrated oil companies that have reduced or eliminated their gathering assets and from independents who acquire oil and gas properties sold by major integrated oil companies.

BUSINESS STRATEGY

     Our business objective is to maintain and enhance our position as a leading independent purchaser, gatherer, transporter and marketer of crude oil in North America, increase our cash flow and earnings and improve our results of operations by pursuing the following strategies:

     - OPTIMIZE OUR PROFITABILITY AND INCREASE THE UTILIZATION OF OUR EXISTING ASSETS. We have reorganized our operations into eight discrete regional business centers that will be responsible for operating our gathering and marketing and pipeline operations as an integrated business. These business centers will be accountable as separate profit centers and employees will receive incentives based on performance and profitability. The business centers are responsible for implementing the following initiatives:

      -- In Gathering: (i) review existing lease contracts to eliminate those that are uneconomic; (ii) increase volumes on our common carrier pipelines by, among other things, marketing excess capacity to third parties; and (iii) expand customer services to producers and operators, such as division order, storage and transportation services.

      -- In Marketing: (i) improve our marketing systems, as well as implement what we believe to be the first real-time inventory information system for our industry; (ii) utilize market intelligence from our expanded asset base to improve operating margins among transportation, storage and delivery alternatives; and (iii) expand customer services to refiners, such as assisting refineries in locating competitively priced crude oil.

     - REDUCE OPERATING COSTS. We have identified several operating areas where cost savings can be achieved and are implementing the following initiatives: (i) increase the efficiency of our trucking fleet through the use of central dispatch and geographical routing systems that use satellite-based global positioning technologies; (ii) reduce the cost of our division order services by increasing the scale of operations and improving our database system; and (iii) consolidate our existing information systems into an integrated management, marketing and inventory information system.

     - GROW THROUGH ACQUISITIONS. As one of the largest independent gathering and marketing companies in the lower 48 states, we believe we are well positioned to be a leading consolidator among gathering and marketing companies. We continually seek acquisition opportunities and regularly examine acquisition targets. We believe that conditions in the crude oil industry, primarily mergers among major integrated oil companies and independent producers, will provide significant opportunities to acquire additional assets at attractive values. We will continue to focus on adding pipeline assets to improve our margins and the stability of our cash flow.

     Consistent with our acquisition strategy, we are engaged in discussions with a third party relating to a possible acquisition, although we can give you no assurance regarding whether the acquisition will be completed. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Recent Developments."

COMPETITIVE STRENGTHS

     We believe that the following competitive strengths will allow us to successfully execute our business strategy:

     - LARGE AND DIVERSE ASSET BASE. Our extensive asset base allows us to select among several transportation, storage and delivery alternatives for the crude oil that we gather and market. Depending on market conditions, we may ship by pipeline, truck or barge, use our own storage facilities or select alternate delivery destinations. We believe that our asset base gives us significant flexibility in our efforts to maximize destination prices and minimize transportation costs.

     - PRESENCE IN ALL MAJOR SUPPLY AND TRADING AREAS IN THE LOWER 48
       STATES. Because of our physical presence in all major markets, we have substantial information on market conditions and are strategically positioned to react to changes in supply and demand that may occur in a particular region.

       In addition, we are less vulnerable to supply shortages in any one producing area or operating difficulties with any one producer.

     - ESTABLISHED TRACK RECORD OF ACQUIRING AND INTEGRATING ASSETS. Since 1995, we have made five asset acquisitions. As a result, our pipeline miles have increased from approximately 1,700 miles in 1995 to 8,300 miles in 1999, and average lease barrels gathered per day have increased from 251,800 in 1995 to 431,300 in the second quarter of 1999. Primarily as a result of recent acquisitions, gross margin increased to $55.7 million from $29.2 million, and EBITDA increased to $17.1 million from $5.7 million, for the three months ended June 30, 1999 compared to the same period in 1998.

     - ENRON RELATIONSHIP. In addition to its 2% general partnership interest, Enron owns 3,276,811 common units and indirectly owns 7,000,000 subordinated units, which represent a limited partnership interest of approximately 37% after giving effect to the offering. Enron has committed to provide total cash distribution support with respect to quarters ending on or before December 31, 2001, in an amount up to an aggregate of $29.0 million. Enron also provides us with credit support through a $1.0 billion credit facility. We also have the ability to consult with Enron on a variety of operational matters, such as transportation and internal controls, and to receive from Enron administrative support in areas such as legal and insurance.

     - MANAGEMENT. Our senior management team has an average of more than 13 years of experience in the industry and an average of over nine years with EOTT or its predecessors and affiliates. Our regional business managers have an average of 22 years of industry experience.

                                  THE OFFERING

SECURITIES OFFERED.........  3,500,000 common units (4,025,000 common units if the underwriters' over-allotment option is exercised in full)

UNITS TO BE OUTSTANDING
AFTER THE OFFERING.........  18,476,011 common units and 9,000,000 subordinated units. If the underwriters' over-allotment option is exercised in full, 19,001,011 common units and 9,000,000 subordinated units will be outstanding.

CONCURRENT OFFERING........  Concurrently with this common units offering, we are offering $235.0 million aggregate principal amount of our senior notes to the public. The concurrent notes offering is conditioned upon the closing of this common units offering. This common units offering is not conditioned upon the closing of the concurrent notes offering.

USE OF PROCEEDS............  We intend to use the proceeds of this offering to repay $42.0 million outstanding under the bridge loan from Enron and a portion of the $175.0 million term loan from Enron. If we complete the concurrent notes offering, we will use the proceeds of both offerings to repay the $42.0 million bridge loan from Enron, the $175.0 million term loan from Enron, $50.2 million of short term borrowings outstanding under a working capital facility with Enron and for fees and expenses and for other general partnership purposes.

DISTRIBUTION SUPPORT.......  Enron has committed to provide total cash distribution support in exchange for additional partnership interests in an amount necessary to pay minimum quarterly distributions, with respect to quarters ending on or before December 31, 2001, in an amount up to an aggregate of $29.0 million ($26.5 million of which remains available as of August 13, 1999, the date of the latest distribution).

DISTRIBUTIONS TO COMMON
  UNITHOLDERS..............  We intend, to the extent there is sufficient available cash, to distribute to each holder of common units a distribution of at least $0.475 per common unit per quarter, which is the minimum quarterly distribution, or $1.90 per common unit on a yearly basis. Our general partner has broad discretion in making cash disbursements and establishing reserves. During the subordination period, which generally will not end before September 30, 2000, we will make the minimum quarterly distributions to holders of common units before any distributions will be made on the subordinated units.

TIMING OF DISTRIBUTIONS....  We make distributions approximately 45 days after
                             March 31, June 30, September 30 and December 31 to unitholders on the applicable record date.

NEW YORK STOCK EXCHANGE
  SYMBOL...................  EOT

OUR STRUCTURE

     EOTT Energy Corp., our sole general partner and an indirect wholly owned subsidiary of Enron Corp., manages our activities and conducts our business. The following chart depicts our organization and our ownership structure after this common units offering. The percentages reflected in the following chart represent the approximate ownership interests in each of EOTT Energy Partners, L.P. and EOTT Energy Operating Limited Partnership, individually, and not on an aggregate basis.

                                    [CHART]

                SUMMARY HISTORICAL FINANCIAL AND OPERATING DATA

     The following summary historical financial data as of and for each of the years in the three year period ended December 31, 1998 are derived from our audited financial statements, which are incorporated by reference herein. The data as of and for the three month periods ended June 30, 1999 and March 31, 1999 are derived from our unaudited financial statements, which are incorporated by reference herein.

                                                  THREE MONTHS     THREE MONTHS          YEAR ENDED DECEMBER 31,
                                                      ENDED           ENDED        ------------------------------------
                                                  JUNE 30, 1999   MARCH 31, 1999    1998(1)      1997(2)        1996
                                                  -------------   --------------   ----------   ----------   ----------
                                                                  (IN THOUSANDS, EXCEPT OPERATING DATA)
INCOME STATEMENT DATA:
Revenue.........................................   $2,259,303       $1,433,157     $5,294,697   $7,646,099   $7,469,730
Cost of sales...................................    2,203,606        1,380,361      5,162,092    7,533,054    7,320,203
                                                   ----------       ----------     ----------   ----------   ----------
Gross margin....................................       55,697           52,796        132,605      113,045      149,527
Operating expenses..............................       38,632           36,183        104,425       96,158      101,945
Depreciation and amortization...................        8,350            8,140         20,951       16,518       15,720
Impairment of assets............................           --               --             --        7,961           --
                                                   ----------       ----------     ----------   ----------   ----------
Operating income (loss).........................        8,715            8,473          7,229       (7,592)      31,862
Interest and related charges....................       (7,318)          (6,502)       (10,165)      (6,661)      (3,659)
Other income (expense), net.....................          785              563         (1,131)        (146)         606
                                                   ----------       ----------     ----------   ----------   ----------
Net income (loss) before cumulative effect of
  accounting change.............................   $    2,182       $    2,534     $   (4,067)  $  (14,399)  $   28,809
Cumulative effect of accounting change..........           --            1,747             --           --           --
                                                   ----------       ----------     ----------   ----------   ----------
Net income (loss)...............................   $    2,182       $    4,281     $   (4,067)  $  (14,399)  $   28,809
                                                   ==========       ==========     ==========   ==========   ==========
BALANCE SHEET DATA (AT END OF PERIOD):
Total assets....................................   $1,241,035       $1,101,850     $  965,820   $  782,921   $1,026,197
Total debt(3)...................................      357,198          359,218        328,313      109,300       62,728
Partners' capital...............................       89,805           94,856         75,582       62,093      106,173
Additional partnership interests(4).............        2,547               --         21,928       12,775        9,091
OTHER FINANCIAL DATA:
Capital expenditures(5).........................       37,476            5,588        266,569       22,837        6,723
Cash distributions to Unitholders...............        7,233            6,935         22,842       29,681       28,831
EBITDA(6).......................................       17,065           16,613         28,180       16,887       47,582
Adjusted EBITDA(7)..............................       19,134           14,532
OTHER OPERATING DATA:(8)
North American Crude Oil -- East of Rockies
  Average lease volumes (mbbls/day).............        412.2            413.6          285.6        282.4        278.6
  Gross margin(9)...............................   $   19,886       $   22,092     $   92,071   $   82,562   $  117,255
  EBITDA(9).....................................   $    1,712       $    3,966     $   37,313   $   27,313   $   55,950
  Storage capacity (mbbls)......................       15,100           13,700         13,700        8,200        7,400
  Gross margin per lease barrel.................   $     0.53       $     0.59     $     0.88   $     0.80   $     1.15
Pipeline Operations
  Total average volumes (mbbls/day).............        538.9            400.1          188.3        142.3        103.8
  Gross margin..................................   $   28,443       $   23,564     $   30,856   $   19,539   $   13,916
  EBITDA........................................   $   18,642       $   15,567     $   13,572   $    7,851   $    6,911
  Pipeline miles................................        8,300            6,200          6,200        2,300        1,700
  Gross margin per barrel.......................   $     0.58       $     0.65     $     0.45   $     0.38   $     0.37
West Coast Operations
  Total average volumes (mbbls/day).............        105.8            120.3          128.0        120.3        107.1
  Gross margin..................................   $    7,416       $    7,140     $    9,698   $    9,342   $   15,523
  EBITDA........................................   $    2,514       $    2,879     $      669   $      558   $    7,355

                                                                            (see
footnotes on following page)

---------------

(1) Includes one month of results of operations associated with the assets acquired from Koch on December 1, 1998.

(2) Includes non-recurring charges of (i) $6.5 million impairment of an information system development project, (ii) $1.5 million impairment of three Ohio products terminals held for sale and (iii) $2.0 million of severance costs related to the exit of the East of Rockies refined products business and corporate realignment.

(3) Consists of loans from Enron and crude oil repurchase agreements with a financial institution.

(4) Subsequent to year-end 1998, Enron contributed the $21.9 million in additional partnership interests to us in exchange for common units pursuant to its commitment made in connection with the Support Agreement discussed in note 12 to the audited consolidated financial statements incorporated by reference herein. In May 1999, Enron provided additional common unit distribution support through the issuance by us of $2.5 million in additional partnership interests related to the three months ended March 31, 1999.

(5) Includes $12.0 million in 1997 for the purchase of crude gathering and pipeline assets from CITGO. Includes $258.1 million in 1998 for the purchase of crude oil gathering and transportation assets from Koch. The three months ended June 30, 1999 includes $33.0 million for the purchase of pipeline assets from Texas-New Mexico PipeLine.

(6) EBITDA is computed as the sum of operating income and depreciation and amortization. EBITDA is presented as a measure of our debt service ability, and not as an alternative to (i) operating income (as determined by generally accepted accounting principles) as an indicator of our operating performance, or (ii) cash flows from operating activities (as determined by generally accepted accounting principles) as a measure of liquidity. EBITDA is not a calculation based on generally accepted accounting principles. Investors should be cautioned that EBITDA as reported by us may not be comparable in all instances to EBITDA as reported by other companies.

(7) Adjusted EBITDA excludes (i) the impact of non-cash mark-to-market gains for the three months ended June 30, 1999 and March 31, 1999 of $1.0 million and $2.1 million, respectively, and (ii) $3.1 million of cost of sales associated with covering inventory variances, largely due to the integration of assets from Koch, in a period of rapidly rising crude oil prices, for the three months ended June 30, 1999.

(8) Selected financial information from our principal business segments excludes corporate overhead.

(9) Includes intersegment transportation costs charged by our Pipeline Operations business segment for the transport of crude oil at published pipeline tariffs. For the three months ended June 30 and March 31, 1999, intersegment transportation costs charged by the Pipeline Operations business segment represented $22.2 million and $20.3 million, respectively. For 1998, 1997 and 1996, intersegment transportation costs charged by the Pipeline Operations business segment represented $24.5 million, $13.7 million and $10.2 million, respectively.

                                  RISK FACTORS

     You should carefully consider the following factors and the other information set forth or incorporated by reference in this prospectus supplement and the accompanying prospectus before deciding to purchase any common units.

     - ECONOMIC AND INDUSTRY FACTORS BEYOND OUR CONTROL, INCLUDING PRODUCTION LEVELS OF CRUDE OIL, CAN ADVERSELY AFFECT OUR GROSS MARGIN.

     Our ability to pay cash distributions and service our debt obligations depends primarily on our gross margin, which is the difference between the sales price of crude oil and the cost of crude oil purchased, including costs paid to third parties for transportation and handling charges. Historically, our business has been very competitive with thin and volatile profit margins. Our gross margin is affected by many factors beyond our control, including:

        - the performance of the U.S. and world economies;

        - volumes of crude oil produced in the areas we serve;

        - demand for oil by refineries and other customers;

        - prices for crude oil at various lease locations;

        - prices for crude oil futures contracts on the New York Mercantile Exchange;

        - the competitive position of alternative energy sources; and

        - the availability of pipeline and other transportation facilities that may make crude oil production from other producing areas competitive with crude oil production that we purchase at the lease.

The absolute price levels for crude oil do not necessarily bear a direct relationship to our gross margins per barrel, and our gross margins per barrel cannot be projected with any level of certainty. Due to the volatility of crude oil prices and the decline in crude oil production, crude oil gathering margins have suffered industry wide over the last few years. Although there has been improvement in crude oil margins since 1997, margins have not returned to historical levels.

     - IF WE CANNOT MAINTAIN OUR VOLUMES OF CRUDE OIL PURCHASED AT THE LEASE, OUR ABILITY TO PAY CASH DISTRIBUTIONS AND SERVICE OUR DEBT OBLIGATIONS WILL BE ADVERSELY AFFECTED.

     Our profitability depends in part on our ability to offset volumes lost because of natural declines in crude oil production from depleting wells or volumes lost to competitors. This is particularly difficult in an environment of reduced drilling activity and discontinued production operations. The amount of drilling and production will depend in large part on crude oil prices. To the extent that low crude oil prices result in lower volumes of lease crude oil available for purchase, we may experience lower per barrel margins, as competition for available lease crude oil on the basis of price intensifies. It is possible that domestic crude oil producers may further reduce or discontinue drilling and production operations. In addition, a sustained depression in crude oil prices could result in the bankruptcy of some producers.

     Because producers experience inconveniences in switching lease crude oil purchasers, producers typically do not change purchasers on the basis of minor variations in price. Thus, we may experience difficulty acquiring lease crude oil in areas where there are existing relationships between producers and other gatherers and purchasers of crude oil. Furthermore, we cannot assure you that we will be successful in obtaining production made available by major oil companies or that we will be successful in acquiring other gatherers or marketers.

     - CASH DISTRIBUTIONS TO OUR UNITHOLDERS ARE NOT GUARANTEED AND MAY FLUCTUATE; ENRON'S COMMITMENT TO SUPPORT CASH DISTRIBUTIONS ON COMMON UNITS WILL EXPIRE AFTER 2001; IF WE COMPLETE THE CONCURRENT NOTES OFFERING, WE WILL BE BOUND BY COVENANTS THAT COULD RESTRICT DISTRIBUTIONS.

     Our cash distributions are not guaranteed and may fluctuate with our performance. Enron has a commitment to contribute to us up to $29 million ($26.5 million of which is available) if necessary to support our ability to pay the minimum quarterly distribution of $0.475 per unit ($1.90 annualized). In addition to the current commitment, Enron has previously contributed $21.9 million to help us pay the minimum quarterly distribution. However, Enron's commitment to support the minimum quarterly distribution extends only to quarters through December 31, 2001. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources" for a discussion of covenants that could restrict payments of distributions.

     See "Risk Factors" beginning on page 2 of the accompanying prospectus for a more detailed discussion of these and other factors that you should consider before deciding to purchase any common units.

                               TAX CONSIDERATIONS

     We estimate that if you purchase a common unit in this offering and own the unit through the record date for the distribution for the quarter ending June 30, 2002 (assuming the minimum quarterly distribution is made for each quarter or portion thereof during that period), then you will be allocated, on a cumulative basis, an amount of federal taxable income for that period which will be approximately 20% of the amount of cash distributed to you with respect to that period.

     These estimates are based upon numerous assumptions regarding our business and operations, including assumptions as to tariffs, capital expenditures, cash flows and anticipated cash distributions. These estimates and assumptions are subject to, among other things, numerous business, economic, regulatory and competitive uncertainties beyond our control and to certain tax reporting positions that we have adopted or intend to adopt and with which the Internal Revenue Service could disagree. Accordingly, we cannot assure you that the estimates will be correct. The actual percentage of distributions that will constitute taxable income could be higher or lower, and any differences could be material.

                                USE OF PROCEEDS

     We intend to use the net proceeds from the offering of approximately $60.4 million to repay $42.0 million outstanding under the bridge loan from Enron and to repay a portion of the term loan from Enron. If the underwriters exercise their over-allotment option in full, we intend to use the additional net proceeds of approximately $9.1 million to repay an additional portion of the term loan from Enron.

     Concurrently with this offering, we are offering $235.0 million aggregate principal amount of notes to the public. If we complete the notes offering, we will use the proceeds of both offerings to repay the $42.0 million bridge loan from Enron, the $175.0 million term loan from Enron, and $50.2 million outstanding under a working capital facility from Enron, and for fees and expenses and general partnership purposes. The bridge loan bears interest at the London Interbank Offering Rate (LIBOR) plus 4.00% increasing every three months by 0.25% (9.29% for the month ended June 30, 1999), and matures on December 31, 1999. The term loan bears interest at LIBOR plus 3.00% (8.04% for the month ended June 30, 1999), and matures on December 31, 1999. The working capital facility bears interest at LIBOR plus 2.50% (7.54% for the month ended June 30, 1999) and matures on December 31, 2001. If we are not able to complete the notes offering, we will seek other sources of financing to repay or refinance the remainder of the term loan prior to its maturity.

     Substantially all of the debt outstanding under the bridge and term loans was incurred to fund the acquisitions of the Koch and Texas-New Mexico PipeLine assets.

     The following table illustrates the estimated sources and uses of funds assuming consummation of both the notes offering and the common unit offering as of June 30, 1999.

                                                                  AMOUNT
                                                              --------------
                                                              (IN THOUSANDS)
SOURCES:
Notes offering..............................................     $235,000
Common units offering(1)....................................       63,875
                                                                 --------
          Total.............................................     $298,875
                                                                 ========
USES:
Repayment of term loan from Enron...........................     $175,000
Repayment of bridge loan from Enron.........................       42,000
Repayment of short-term borrowings from Enron...............       50,200
General partnership purposes................................       21,348
Fees and expenses...........................................       10,327
                                                                 --------
          Total.............................................     $298,875
                                                                 ========

---------------

(1) Reflects an offering of 3,500,000 common units at $18.25 per unit, the closing price of the common units on the NYSE on September 7, 1999.

                                 CAPITALIZATION

     The following table sets forth our capitalization on June 30, 1999, and as adjusted to give effect to (i) the sale of the common units in this offering and the application of the net proceeds from the sale of the common units, and (ii) the sale of the common units in this offering and the notes in the concurrent notes offering and the application of the net proceeds from the sale of the common units and the notes. See "Use of Proceeds." You should read our historical financial statements and notes that are incorporated by reference in this prospectus supplement for additional information about our capital structure.

                                                                       JUNE 30, 1999
                                                      -----------------------------------------------
                                                                  ADJUSTED FOR THE   ADJUSTED FOR THE
                                                                    COMMON UNIT      COMMON UNIT AND
                                                       ACTUAL       OFFERING(1)       NOTE OFFERINGS
                                                      --------    ----------------   ----------------
                                                                      (IN THOUSANDS)
Short-term debt:
  Term loan from Enron..............................  $175,000        $156,638           $     --
  Bridge loan from Enron............................    42,000              --                 --
  Short-term borrowings from Enron..................    50,200          50,200                 --
  Repurchase agreements.............................    89,998          89,998             89,998
                                                      --------        --------           --------
          Total short-term debt.....................  $357,198        $296,836           $ 89,998
                                                      ========        ========           ========
Long-term debt......................................        --              --            235,000
Additional partnership interests....................     2,547           2,547              2,547
Partners' capital
  Common unitholders................................    41,123         101,485            101,485
  Subordinated unitholders..........................    41,064          41,064             41,064
  General partner(2)................................     7,618           8,850              8,850
                                                      --------        --------           --------
          Total partners' capital...................  $ 89,805        $151,399           $151,399
                                                      ========        ========           ========

---------------

(1) Assumes an offering of 3,500,000 common units at $18.25 per unit, the closing price of the common units on the NYSE on September 7, 1999, net of a 5.50% underwriting discount.

(2) The adjustment includes a contribution by our general partner in an amount equal to approximately 2% of the net proceeds from the common unit offering.

                 PRICE RANGE OF COMMON UNITS AND DISTRIBUTIONS

     As of September 3, 1999, there were 14,976,011 common units outstanding, held by approximately 9,100 holders, including common units held in street name. The common units are traded on the NYSE under the symbol "EOT." As of September 3, 1999, there were 9,000,000 subordinated units outstanding held by two beneficial holders. The subordinated units are not publicly traded. The following table sets forth, for the periods indicated, the high and low sales prices for the common units, as reported on the NYSE Composite Transactions Tape, and quarterly declared distributions thereon.

                                                       PRICE RANGE             CASH
                                                    -----------------     DISTRIBUTIONS
                                                     HIGH       LOW     PER COMMON UNIT(1)
                                                    -------   -------   ------------------
1997
  First Quarter...................................  $22.375   $19.750         $0.475
  Second Quarter..................................   21.625    18.375          0.475
  Third Quarter...................................   20.000    17.125          0.475
  Fourth Quarter..................................   20.625    14.750          0.475
1998
  First Quarter...................................  $19.188   $17.250         $0.475
  Second Quarter..................................   18.125    14.375          0.475
  Third Quarter...................................   17.000    11.250          0.475
  Fourth Quarter..................................   20.000    15.500          0.475
1999
  First Quarter...................................  $17.500   $15.375         $0.475
  Second Quarter..................................   18.750    17.000          0.475
  Third Quarter (through September 7, 1999).......   19.250    15.313

---------------

(1) Distributions are shown in the quarter paid to common unitholders. We intend to continue to pay regular quarterly distributions to common unitholders on the applicable record date within 45 days after the end of each calendar quarter. However, we cannot assure you that future distributions will continue at such levels. Future distributions will be at the discretion of our general partner and will depend on actual cash available for distribution.

     The last reported sale price of common units on the NYSE on September 7, 1999, was $18.25 per common unit.

                       SELECTED HISTORICAL FINANCIAL DATA

     The following selected historical financial data as of and for each of the years in the three year period ended December 31, 1998 are derived from our audited financial statements, which are incorporated by reference herein. The data as of and for the six month periods ended June 30, 1999 and June 30, 1998 are derived from our unaudited financial statements, which are incorporated by reference herein.

                                   SIX MONTHS ENDED JUNE 30,         YEAR ENDED DECEMBER 31,
                                   -------------------------   ------------------------------------
                                      1999          1998        1998(1)      1997(2)        1996
                                   -----------   -----------   ----------   ----------   ----------
                                                 (IN THOUSANDS, EXCEPT PER UNIT DATA)
INCOME STATEMENT DATA:
Revenue..........................  $3,692,460    $2,571,279    $5,294,697   $7,646,099   $7,469,730
Cost of sales....................   3,583,967     2,514,576     5,162,092    7,533,054    7,320,203
                                   ----------    ----------    ----------   ----------   ----------
Gross margin.....................     108,493        56,703       132,605      113,045      149,527
Operating expenses...............      74,815        46,825       104,425       96,158      101,945
Depreciation and amortization....      16,490         9,078        20,951       16,518       15,720
Impairment of assets.............          --            --            --        7,961           --
                                   ----------    ----------    ----------   ----------   ----------
Operating income (loss)..........      17,188           800         7,229       (7,592)      31,862
Interest and related charges.....     (13,820)       (3,823)      (10,165)      (6,661)      (3,659)
Other income (expense), net......       1,348            26        (1,131)        (146)         606
                                   ----------    ----------    ----------   ----------   ----------
Net income (loss) before
  cumulative effect of accounting
  change.........................  $    4,716    $   (2,997)   $   (4,067)  $  (14,399)  $   28,809
                                   ==========    ==========    ==========   ==========   ==========
Net income (loss)................  $    6,463    $   (2,997)   $   (4,067)  $  (14,399)  $   28,809
                                   ==========    ==========    ==========   ==========   ==========
Basic net income (loss) per unit
  before cumulative effect of
  accounting change:
  - Common.......................  $     0.17    $    (0.15)   $    (0.17)  $    (0.75)  $     1.50
                                   ==========    ==========    ==========   ==========   ==========
  - Subordinated.................  $     0.24    $    (0.16)   $    (0.26)  $    (0.75)  $     1.50
                                   ==========    ==========    ==========   ==========   ==========
Diluted net income (loss) per
  unit before cumulative effect
  of accounting change...........  $     0.19    $    (0.16)   $    (0.21)  $    (0.75)  $     1.50
                                   ==========    ==========    ==========   ==========   ==========
Cash distributions per common
  unit...........................  $     0.95    $     0.95    $     1.90   $     1.90   $     1.90
                                   ==========    ==========    ==========   ==========   ==========
BALANCE SHEET DATA (AT END OF
  PERIOD):
Total assets.....................  $1,241,035    $  684,547    $  965,820   $  782,921   $1,026,197
Total debt(3)....................     357,198       157,440       328,313      109,300       62,728
Partners' capital................      89,805        47,696        75,582       62,093      106,173
Additional partnership
  interests(4)...................       2,547        19,452        21,928       12,775        9,091
OTHER FINANCIAL DATA:
Capital expenditures(5)..........      43,064         3,268       266,569       22,837        6,723
Cash distributions to
  unitholders....................      14,168        11,400        22,842       29,681       28,831

---------------

(1) Includes one month of results of operations associated with the assets acquired from Koch on December 1, 1998.

(2) Includes non-recurring charges of (i) $6.5 million impairment of an information system development project, (ii) $1.5 million impairment of three Ohio products terminals held for sale and (iii) $2.0 million of severance costs related to the exit of the East of Rockies refined products business and corporate realignment.

(3) Consists of loans from Enron and crude oil repurchase agreements with a financial institution.
                                         (footnotes continued on following page)

(4) Subsequent to year-end 1998, Enron contributed the $21.9 million in additional partnership interests to us in exchange for common units pursuant to its commitment made in connection with the Support Agreement discussed in note 12 to the audited consolidated financial statements incorporated by reference herein. In May 1999, Enron provided additional common unit distribution support through the issuance by us of $2.5 million in additional partnership interests related to the three months ended March 31, 1999.

(5) Includes $12.0 million in 1997 for the purchase of crude gathering and pipeline assets from CITGO. Includes $258.1 million in 1998 for the purchase of crude oil gathering and transportation assets from Koch. The six months ended June 30, 1999 includes $33.0 million for the purchase of pipeline assets from Texas-New Mexico PipeLine.

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

     The following discussion of our financial condition and results of operations should be read in conjunction with the audited consolidated financial statements and notes thereto and the unaudited condensed consolidated financial statements and notes thereto, incorporated herein by reference.

OVERVIEW

     Through our affiliated limited partnerships, EOTT Energy Operating Limited Partnership, EOTT Energy Canada Limited Partnership, and EOTT Energy Pipeline Limited Partnership, we purchase, gather, transport, store and resell crude oil and other petroleum products. Statement of Financial Accounting Standards No. 131, "Reporting Disaggregated Information About a Business Enterprise," requires that segment reporting for public companies be measured the same way management identifies and evaluates information internally. We adopted this standard for year end 1998 reporting and restated certain information into the following business segments: North American Crude Oil -- East of Rockies, Pipeline Operations and West Coast Operations (see note 19 to our audited consolidated financial statements for certain financial information by business segment). In late 1997, we decided to exit the East of Rockies refined products business. See further discussion in note 5 to our audited consolidated financial statements.

  Gathering and Marketing Operations

     In general, as we purchase crude oil in our gathering and marketing operations, we establish a margin by selling crude oil for physical delivery to third party users, such as independent refiners or major oil companies, or by entering into a future delivery obligation with respect to futures contracts on the NYMEX, thereby minimizing or reducing exposure to price fluctuations. Through these transactions, we seek to maintain positions that are substantially balanced between crude oil purchases and sales or future delivery obligations. As a result, changes in the absolute price level for crude oil do not necessarily impact the margin from gathering and marketing.

     Although we generally maintain a balanced position in terms of overall volumes, some risks cannot be fully hedged, such as a portion of certain basis risks. Basis risk arises when we acquire crude oil by purchase or exchange that does not meet the specifications of the crude oil we are contractually obligated to deliver, whether in terms of geographic location, grade or delivery schedule. We seek to limit our price risk and maintain our margins through a combination of physical sales, NYMEX hedging activities and exchanges of crude oil with third parties. It is our policy not to acquire and hold crude oil, futures contracts or other derivative products for the purpose of speculating on crude oil price changes.

     Our operating results are sensitive to a number of factors including: grades or types of crude oil, individual refinery demand for specific grades of crude oil, area market price structures for the different grades of crude oil, location of customers, availability of transportation facilities, and timing and costs (including storage) involved in delivering crude oil to the appropriate customer.

     Gross margin from gathering, marketing and pipeline operations varies from period-to-period, depending to a significant extent upon changes in the supply and demand of crude oil and the resulting changes in United States crude oil inventory levels. The gross margin from gathering and marketing operations is generated by the difference between the price of crude oil at the point of purchase and the price of crude oil at the point of sale, minus the associated costs of gathering and transportation. In addition to purchasing crude oil at the wellhead, we purchase crude oil in bulk at major pipeline terminal points and major marketing points and enter into exchange transactions with third parties. These bulk and exchange transactions are characterized by large volumes and narrow profit margins on purchase and sales transactions, and the absolute price levels for crude oil do not necessarily bear a relationship to gross margin, although such price levels significantly impact revenues and cost of sales. Because period-to-period variations in revenues and cost of sales are not generally meaningful in analyzing the variation in gross margin for gathering and marketing operations such changes are not addressed in the following discussion.

     We operate our business differently as market conditions change. During periods when the demand for crude oil is weak, the market for crude oil is often in contango, meaning that the price of crude oil in a given month is less than the price of crude oil in a subsequent month. In a contango market, storing crude oil is favorable, because storage owners at major trading locations can simultaneously purchase production at low current prices for storage and sell at higher prices for future delivery. When there is a higher demand than supply of crude oil in the near term, the market is backwardated, meaning that the price of crude oil in a given month exceeds the price of crude oil in a subsequent month. A backwardated market has a positive impact on marketing margins because crude oil gatherers can capture a premium for prompt deliveries.

  Pipeline Operations

     Pipeline revenues and gross margins are primarily a function of the level of throughput and storage activity and are generated by the difference between the regulated published tariff and the fixed and variable costs of operating the pipeline. A majority of the pipeline revenues are generated by transporting crude oil at published pipeline tariffs for the North American Crude Oil -- East of Rockies business segment. Approximately 76% of the revenues of the Pipeline Operations business segment for the three months ended June 30, 1999, were generated from tariffs charged to the North American Crude Oil -- East of Rockies business segment. Changes in revenues and pipeline operating costs, therefore, are relevant to the analysis of financial results of our Pipeline Operations business segment and are addressed in the following discussions of our Pipeline Operations business segment.

RECENT DEVELOPMENTS

     On May 1, 1999, we acquired crude oil transportation and storage assets in key oil producing regions from Texas-New Mexico PipeLine Co. which included approximately 1,800 miles of common carrier crude oil pipelines. We paid $33.0 million in cash and financed the acquisition using short-term borrowings from Enron.

     On December 1, 1998, we purchased crude oil gathering and transportation assets in key oil producing regions from Koch. The transaction almost tripled our pipeline mileage and nearly doubled crude oil lease barrels under contract. The acquisition included approximately 3,900 miles of crude oil pipelines, crude oil transport trucks, meter stations, vehicles, storage tanks and contracts for approximately 180,000 lease barrels of crude oil per day from production in 11 central and western states including Texas, Oklahoma, Kansas and California. The total purchase price was approximately $235.6 million and included consideration given to Koch of $184.5 million in cash, 2,000,000 common units and 2,000,000 subordinated units. We financed the cash portion of the purchase price through borrowings from Enron consisting of a $42.0 million bridge loan due December 31, 1999, a $135.7 million term loan due December 31, 1999, and $6.8 million from our working capital facility with Enron. We also increased our existing credit facility with Enron to $1.0 billion in order to provide additional working capital for our expanded operations.

     On February 12, 1999, we obtained approval of proposals presented at a special meeting of unitholders. Approval of these proposals, among other things,
(a) authorized us to issue an additional 10,000,000 common units, (b) changed the terms of the special units held by Enron so that they became convertible into common units and (c) resulted in an increase in Enron's cash distribution support to $29.0 million and an extension of that support through the fourth quarter of 2001. As a result of the approval of the proposals, Enron contributed the $21.9 million in additional partnership interests to us in exchange for common units outstanding as discussed in note 12 to the audited consolidated financial statements.

     Consistent with our acquisition strategy, we are engaged in discussions with a third party relating to a possible acquisition of contracts and transportation assets, including trucks, crude oil pipelines and storage facilities. We have entered into a confidentiality agreement that provides that the owner of the assets will furnish us with confidential information for use in our evaluation of the assets. We have the exclusive right to discuss this possible purchase of the assets with the owner until November 1, 1999, or until an earlier date on which one of the parties gives written notice to the other that negotiations between the parties have terminated. We do not expect to discuss a definitive agreement on the terms of the acquisition until such time as the due diligence process is completed and we have fully evaluated the results of our due diligence review.

We have indicated to the potential seller that we believe that the acquisition price for the assets would be in the range of $210 million to $250 million, but we have not reached any agreement regarding the price for the assets or any other terms of the transaction. If an agreement is reached regarding this acquisition, we may finance the purchase price through the issuance of additional common units, the issuance of public or private debt securities or loans or some combination of the foregoing. We can give you no assurance regarding when or whether we will reach agreement with the owner on the terms of the acquisition or that, if we do reach agreement, the acquisition will be completed.

RESULTS OF OPERATIONS

     We reported net income of $6.5 million or $0.26 per diluted unit for the six months ended June 30, 1999 compared to a net loss of $3.0 million or $0.16 per diluted unit for the six months ended June 30, 1998. The six months ended June 30, 1999 reflect increased lease volumes and margins associated with the 1998 and 1999 asset acquisitions and the adoption of the conclusions reached by the Emerging Issues Task Force in Issue No. 98-10 ("Issue 98-10"), "Accounting for Contracts Involved in Energy Trading and Risk Management Activities." Issue 98-10 requires energy trading contracts (as defined) to be recorded at fair value on the balance sheet, with the change in fair value included in earnings. The cumulative effect of adoption of Issue 98-10 in the first quarter of 1999 included a $1.7 million increase in net income as of January 1, 1999. We had $3.1 million of net unrealized mark-to-market gains for the six months ended June 30, 1999.

     We reported a net loss of $4.1 million or $0.21 per diluted unit for 1998, a net loss of $14.4 million or $0.75 per diluted unit for 1997, and net income of $28.8 million or $1.50 per diluted unit for 1996. We reported a net loss of $4.4 million or $0.23 per diluted unit in 1997 excluding non-recurring charges of $10.0 million or $0.52 per unit, which consisted primarily of a $6.5 million impairment of an information systems development project, a $1.5 million impairment of three Ohio products terminals held for sale and a $2.0 million severance charge associated with the realignment initiatives discussed further in the notes to the audited consolidated financial statements.

     Selected financial data for our business segments are summarized below:

                                              SIX MONTHS ENDED
                                                  JUNE 30,            YEAR ENDED DECEMBER 31,
                                             -------------------   ------------------------------
                                               1999       1998       1998       1997       1996
                                             --------   --------   --------   --------   --------
                                                                (IN MILLIONS)
Revenues:
  North American Crude Oil -- East of
     Rockies...............................  $3,454.3   $2,123.0   $4,637.8   $6,072.6   $6,029.0
  Pipeline Operations......................      52.6       10.1       31.5       19.4       14.3
  West Coast Operations....................     273.8      355.0      590.1      811.2      770.9
  Corporate and Other(1)...................        --      110.6      110.7      760.2      668.6
  Intersegment eliminations................     (88.2)     (27.4)     (75.4)     (17.3)     (13.1)
                                             --------   --------   --------   --------   --------
          Total............................  $3,692.5   $2,571.3   $5,294.7   $7,646.1   $7,469.7
                                             ========   ========   ========   ========   ========
Gross margin:
  North American Crude Oil -- East of
     Rockies (2)...........................  $   42.0   $   41.8   $   92.0   $   82.6   $  117.2
  Pipeline Operations......................      52.0        9.9       30.9       19.5       13.9
  West Coast Operations....................      14.5        5.0        9.7        9.3       15.5
  Corporate and Other(1)...................        --         --         --        1.6        2.9
                                             --------   --------   --------   --------   --------
          Total............................  $  108.5   $   56.7   $  132.6   $  113.0   $  149.5
                                             ========   ========   ========   ========   ========
Operating Income (Loss):
  North American Crude Oil -- East of
     Rockies (2)...........................  $    1.0   $   11.5   $   28.0   $   19.5   $   47.1
  Pipeline Operations......................      24.3        0.8        4.3        1.8        1.8
  West Coast Operations....................       4.4        0.4        0.2        0.1        6.8
  Corporate and Other(1)...................     (12.5)     (11.9)     (25.3)     (29.0)     (23.8)
                                             --------   --------   --------   --------   --------
          Total............................  $   17.2   $    0.8   $    7.2   $   (7.6)  $   31.9
                                             ========   ========   ========   ========   ========

---------------

(1) Includes East of Rockies refined products business in 1998, 1997 and 1996, which we have now exited.

(2) Includes intersegment transportation costs charged by the Pipeline Operations business segment for the transport of crude oil at published pipeline tariffs. For the six months ended June 30, 1999 and 1998, intersegment transportation costs charged by the Pipeline Operations business segment represented $42.5 million and $6.8 million, respectively. For 1998, 1997 and 1996, intersegment transportation costs charged by the Pipeline Operations business segment represented $24.5 million, $13.7 million and $10.2 million, respectively.

  Six Months Ended June 30, 1999 Compared with Six Months Ended June 30, 1998

     North American Crude Oil -- East of Rockies. Operating income for the North American Crude Oil -- East of Rockies business segment was $1.0 million for the first half of 1999, compared to $11.5 million for the same period in 1998. As a result of the acquisition of assets from Koch, the North American Crude Oil -- East of Rockies business segment is incurring increased transportation costs charged by the Pipeline Operations business segment due to the significant increase in the volume of crude oil transported at higher published tariff rates as well as incurring additional operating costs associated with the asset acquisitions. Gross margin increased approximately $200,000 to $42.0 million in the first half of 1999 due primarily to increased margins related to the asset acquisitions in the second half of 1998 and approximately $2.7 million of unrealized mark-to-market gains being recorded in the first half of 1999 for certain energy contracts. These increases were offset by the increase in transportation costs charged by the Pipeline Operations business segment and by approximately $3.1 million of higher cost of sales associated with covering inventory variances in a period of rapidly rising crude oil prices. The inventory variances, which are a result of actual lease volumes being less than expected lease volumes, were largely due to the integration of the $235.6 million acquisition of assets from Koch, which nearly doubled the amount of lease barrels under contract. Crude oil lease volumes increased significantly from an average of 270,200 barrels per day for the six months ended June 30, 1998 to an average of 412,900 barrels per day for the six months ended June 30, 1999 due to the acquisitions of assets from Koch. Operating expenses of $41.0 million for the first half of 1999 were $10.7 million higher than for the first half of 1998 due primarily to higher operating costs and employee related costs associated with the acquisitions of assets from Koch in December 1998.

     Pipeline Operations. Pipeline Operations had operating income of $24.3 million for the first half of 1999 compared to operating income of approximately $800,000 for the same period in 1998. Revenues, which include only two months of activity related to the assets acquired from Texas-New Mexico PipeLine Co. in 1999, increased $42.5 million to $52.6 million in the first half of 1999 due primarily to increased activity related to the pipelines acquired from Koch and Texas-New Mexico PipeLine Co. Approximately $42.5 million and $6.8 million of revenues for the six months ended June 30, 1999 and 1998, respectively, were generated from tariffs charged to the North American Crude Oil -- East of Rockies business segment. Pipeline volumes averaged 469,900 barrels per day for the six months ended June 30, 1999 compared to 152,100 barrels per day for the six months ended June 30, 1998. Operating expenses of $27.7 million for the first half of 1999 were $18.6 million higher than in the first half of 1998 due to higher employee related costs, operating costs and depreciation associated with the acquisitions of assets from Koch and Texas-New Mexico PipeLine Co.

     West Coast Operations. West Coast Operations had operating income of $4.4 million for the first half of 1999, compared to approximately $400,000 for the same period in 1998 primarily due to increased margins associated with the crude oil blending operations acquired from Koch and increased margins in refined products marketing due to disruptions in supply and demand due to refinery outages. Operating expenses of $10.1 million for the first half of 1999 were $5.5 million higher than for the same period in 1998 due to higher employee related costs, operating costs and depreciation associated with the acquisitions of assets from Koch.

     Corporate and Other. Corporate and Other costs were $12.5 million for the first half of 1999 compared to $11.9 million in the first half of 1998. The increase is due primarily to higher system operating costs and insurance costs partially offset by lower severance costs. Other income (expense), net, consisting primarily of gains (losses) on transactions denominated in foreign currency and gains on sales of fixed assets, increased $1.3 million to income of $1.0 million in the first half of 1999 compared to a loss of approximately $300,000 in the same period in 1998 primarily due to gains on foreign currency transactions and gains on sales of fixed assets. Interest and related charges in the first half of 1999 were $13.8 million compared to $3.8 million for the same period in 1998. The increase is due to higher average short-term debt in 1999 due to the financing of the acquisitions of assets from Koch and Texas-New Mexico PipeLine Co.

  Twelve Months Ended December 31, 1998 Compared with Twelve Months Ended December 31, 1997

     North American Crude Oil -- East of Rockies. Operating income for the North American Crude Oil -- East of Rockies business segment was $28.0 million in 1998 compared to $19.5 million in 1997. Gross margin increased $9.4 million to $92.0 million due primarily to renegotiations of uneconomic lease contracts during 1997 and improved crude grade and basis differentials in 1998. North American Crude Oil -- East of Rockies crude oil lease purchases were up slightly from an annual average of 282,400 barrels per day for 1997 to an annual average of 285,600 barrels per day in 1998. Operating expenses of $64.0 million for 1998 were approximately $900,000 higher than 1997 due primarily to increased depreciation and amortization related to the acquisitions of assets from Koch partially offset by a reduction in employee related costs.

     Pipeline Operations. Pipeline Operations had operating income of $4.3 million in 1998 compared to $1.8 million in 1997. Gross margin increased $11.4 million to $30.9 million due primarily to increased activity related to the acquisition of pipelines from Koch. Pipeline volumes averaged 188,300 barrels per day in 1998 compared to 142,300 barrels per day in 1997. Operating expenses of $26.6 million in 1998 were $8.9 million higher than 1997 due primarily to increased benefits and employee related costs, increased operating costs and incremental depreciation and amortization associated with the acquisition of pipelines from Koch.

     West Coast Operations. West Coast Operations had operating income of approximately $200,000 in 1998 compared to approximately $100,000 in 1997. Gross margin increased approximately $400,000 to $9.7 million due primarily to the acquisition of crude oil gathering and natural gas liquid assets from Koch partially offset by a lower of cost or market adjustment of certain propane inventories. Operating expenses of $9.5 million in 1998 were approximately $300,000 higher than 1997 due primarily to higher benefits and other employee related costs partially offset by reduced operating costs.

     Corporate and Other. Corporate and other costs of $25.3 million for 1998 were $3.7 million lower compared to 1997 due primarily to a non-recurring $6.5 million non-cash impairment associated with the termination of an information system development project and $1.5 million impairment of three Ohio products terminals held for sale due to the decision in 1997 to exit the East of Rockies refined products business partially offset by increased legal expenses, system operating costs, casualty and liability insurance costs, a non-recurring write-off of certain information system development costs and severance payments made to a former officer of ours. Interest and related charges for 1998 were $10.2 million compared to $6.7 million in 1997. The increase is due primarily to higher average short-term debt required to meet working capital needs, primarily related to higher crude inventories and debt used to finance the acquisition of assets from Koch in the third and fourth quarters of 1998. Other income (expense), net, consisting primarily of gains (losses) on transactions denominated in foreign currency; gains (losses) on the sale of property, plant and equipment; and litigation settlements, decreased $1.0 million to a loss of $1.8 million in 1998 due to an increase in litigation settlements in 1998.

  Twelve Months Ended December 31, 1997 Compared with Twelve Months Ended December 31, 1996.

     North American Crude Oil -- East of Rockies. Operating income for the North American Crude Oil -- East of Rockies business segment was $19.5 million in 1997 compared to $47.1 million in 1996. Gross margin decreased $34.7 million to $82.6 million due primarily to the deterioration in grade and basis differentials in 1997 and 1996 had unusually favorable crude oil market conditions. North American Crude Oil -- East of Rockies crude lease purchases were up slightly from an annual average of 278,600 barrels per day for 1996 to an annual average of 282,400 barrels per day in 1997. Operating expenses of $63.1 million for 1997 were $7.0 million lower than 1996 due to lower benefits and other employee related costs, partially offset by severance costs associated with the realignment initiatives discussed in the notes to our consolidated financial statements

     Pipeline Operations. Pipeline Operations had operating income of $1.8 million in 1997 and in 1996. Gross margin increased $5.6 million to $19.5 million due primarily to increased activity related to the acquisition of pipeline and related assets from CITGO. Pipeline volumes averaged 142,300 barrels per day in 1997 compared to 103,800 barrels per day in 1996. Operating expenses of $17.7 million in 1997 were $5.6 million higher than 1996 due primarily to increased operating costs and incremental depreciation and amortization associated with the acquisition of pipeline and related assets from CITGO.

     West Coast Operations. West Coast Operations had operating income of $100,000 in 1997 compared to $6.8 million in 1996. Gross margin decreased $6.2 million to $9.3 million due primarily to unusually favorable market conditions in 1996. Operating expenses of $9.2 million in 1997 were approximately $500,000 higher than 1996 due primarily to higher operating costs partially offset by lower benefits and other employee related costs.

     Corporate and Other. Corporate and other costs of $29.0 million for 1997 were $5.2 million higher compared to 1996 due primarily to a $6.5 million non-cash impairment associated with the termination of an information system development project and a $1.5 million impairment of the Ohio terminals due to the exit of the East of Rockies refined products business in 1997 partially offset by lower benefits and other employee related costs, lower liability and casualty insurance costs, lower systems operating costs and severance charges associated with the realignment initiatives and the exiting of the East of Rockies refined products business discussed further in the notes to our consolidated financial statements. Interest and related charges for 1997 were $6.7 million compared to $3.7 million in 1996. The increase is due primarily to higher average short-term debt required to meet working capital needs, primarily related to higher crude inventories and debt used to finance the acquisition of crude oil pipeline assets from CITGO in the first quarter of 1997. Other income (expense), net, consisting primarily of gains (losses) on transactions denominated in foreign currency; gains (losses) on the sale of property, plant and equipment; and litigation settlements, decreased approximately $900,000 to a loss of approximately $800,000 in 1997 due primarily to losses on foreign currency transactions.

LIQUIDITY AND CAPITAL RESOURCES

  General

     Management anticipates that short-term liquidity as well as sustaining capital expenditures for the foreseeable future will be funded primarily by cash generated from operations and, when necessary, accessing the $100.0 million working capital line under the $1.0 billion Enron credit facility, described below. To the extent we make future significant acquisitions, we may be required to seek financing from other sources. No assurance can be given that this financing will be available from Enron or another source.

  Cash Flows From Operating Activities

     Net cash provided by operating activities totaled $26.2 million for the first half of 1999 compared to net cash used in operating activities of $41.1 million for the same period in 1998 primarily due to improved operating results associated with acquisitions from Koch and Texas-New Mexico PipeLine Co.

  Cash Flows From Investing Activities

     Net cash used in investing activities totaled $42.5 million for the first half of 1999 compared to $2.6 million used during the same period in 1998. Cash additions to property, plant, and equipment and acquisitions of $43.1 million in 1999 primarily include $33.0 million representing cash consideration for the asset acquisition from Texas-New Mexico PipeLine Co., $5.4 million for other pipeline connections and improvements, and $1.1 million for information systems development. Proceeds from asset sales were $548,000 in the first half of 1999 compared to $640,000 in the first half of 1998. We estimate that capital expenditures necessary to maintain the existing asset base at current operating levels will be $10.0 to $11.0 million each year.

  Cash Flows From Financing Activities

     Net cash provided by financing activities totaled $17.0 million for the first half of 1999 compared to net cash provided of $43.1 million for the same period in 1998. The 1999 amount primarily represents increases in short-term borrowings for working capital needs and acquisition financing offset by distributions paid to all common and special unitholders for the period October 1, 1998 through March 31, 1999.

  Working Capital and Credit Resources

     In 1995, Enron Corp. entered into a credit facility with us to provide credit support in the form of guarantees, letters of credit, loans and letters of indemnity. The total amount of the credit support was $600.0 million, and as amended December 19, 1996, had a maturity of March 31, 1999.

     On December 1, 1998, Enron increased its existing credit facility with us to provide additional credit support in the form of guarantees, letters of credit and working capital loans through December 31, 2001. The total amount of the new credit facility is $1.0 billion and contains sublimits on the availability of credit support of $100.0 million for working capital loans and $900.0 million for guarantees and letters of credit. As of June 30, 1999, $50.2 million was outstanding under the $100.0 million working capital facility and $379.4 million of letters of credit and guarantees were outstanding. Letter of credit fees are based on actual charges by the banks which range from 0.20%-0.375% per annum. Interest on outstanding loans is charged at LIBOR plus 2.50% per annum.

     The Enron credit facility is subject to defined borrowing base limitations relating to our activities and to the maintenance and protection of the collateral. The credit facility permits distributions to unitholders subject to certain limitations based on our earnings and other factors. These covenants and restrictions are not expected to materially affect our ability to operate the ongoing partnership business.

     At June 30, 1999, we had $175.0 million of debt outstanding under a term loan with Enron, which was used to fund a portion of the cash consideration paid to Koch for the assets purchased in 1998 and to refinance indebtedness incurred in prior acquisitions. The term loan matures on December 31, 1999. The interest rate on the term loan is LIBOR plus 3.00%.

     The Enron credit facility and the term loan are secured by a first priority lien on and security interest in all of our receivables and inventory. The borrowing base is the sum of cash and cash equivalents, specified percentages of eligible receivables, inventory, and products contracted for or delivered but not billed. The credit facility and the term loan are non-recourse to our general partner and its assets. We are restricted from entering into additional financing arrangements without the prior approval of Enron.

     In addition, at June 30, 1999, we had $42.0 million of debt outstanding with Enron under a $100.0 million bridge loan to finance the acquisition of assets from Koch. The interest rate on the bridge loan is initially LIBOR plus 4.00%. At the end of each three-month period, the spread on the bridge loan will increase by 0.25%. The bridge loan is unsecured and matures on December 31, 1999.

     Our partnership agreement authorizes us to issue additional limited partner interests, the proceeds from which could be used to provide additional funds for acquisitions or other partnership needs. We intend to use the proceeds of this offering to repay $42.0 million outstanding under the bridge loan from Enron and a portion of the $175.0 million term loan from Enron. If we complete the concurrent notes offering, we will use the proceeds of both offerings to repay $42.0 million outstanding under the bridge loan, $175.0 million under the term loan, $50.2 million outstanding under a working capital facility with Enron and for fees and expenses and general partnership purposes. If we are not able to complete the offerings, we will seek other sources of financing to repay or refinance the bridge loan and the term loan prior to maturity.

     If we complete the concurrent notes offering, we will be bound by covenants that could restrict payments of distributions and the incurrence of additional indebtedness. We generally will be able to make distributions only if, subject to certain exceptions, our fixed charge coverage ratio for the four most recent fiscal quarters is at least 2.0 to 1.0 until December 31, 2001, and 2.25 to 1.0 for the years thereafter. In general, subject to certain exceptions, we would not be able to incur additional indebtedness unless our fixed charge coverage ratio for the four most recent fiscal quarters would have been at least 2.0 to
1.0 until December 31, 2001, and 2.25 to 1.0 for the years thereafter, determined on a pro forma basis, as if the additional indebtedness had been incurred at the beginning of such four quarter period (including a pro forma application of the net proceeds from such additional indebtedness). Other restrictive covenants include, among others, those that would limit our ability to participate in mergers, sales of assets, sale and lease-back transactions, transactions with affiliates, and unpermitted business activities.

     We believe that the Enron credit facility will be sufficient to support our crude oil purchasing activities and working capital requirements. No assurance, however, can be given that we will not be required to reduce or restrict our gathering and marketing activities because of limitations on our ability to obtain credit support and financing for our working capital needs.

     Our ability to obtain letters of credit to support our purchases of crude oil or other petroleum products is fundamental to our gathering and marketing activities. Additionally, we have a significant need for working capital due to the large dollar volume of marketing transactions in which we engage. Any significant decrease in our financial strength, regardless of the reason for such decrease, may increase the number of transactions requiring letters of credit or other financial support, make it more difficult for us to obtain such letters of credit, and/or increase the cost of obtaining them. This could in turn adversely affect our ability to maintain or increase the level of our purchasing and marketing activities or otherwise adversely affect our profitability and available cash.

     Generally, we will distribute 100% of our available cash within 45 days after the end of each quarter to unitholders of record and to our general partner. Available cash is defined in our partnership agreement and consists generally of all our cash receipts for the quarter adjusted for our cash disbursements (such as payments of principal, premium and interest and capital expenditures) and net changes to reserves. Our general partner may establish reserves that it determines in its reasonable discretion are necessary or appropriate to provide for the proper conduct of our business, to provide funds for distributions with respect to units for any one or more of the next four calendar quarters or because distribution of the funds would be prohibited by applicable law or by any of our loan or other agreements or obligations. Distributions of available cash to the subordinated unitholders are subject to the prior rights of the common unitholders to receive the minimum quarterly distribution for each quarter during the subordination period, and to receive any arrearages in the distribution of the minimum quarterly distribution on the common units for prior quarters during the subordination period.

     The minimum quarterly distribution is $0.475 per unit ($35.8 million per year after giving effect to this offering). Enron has committed to provide total cash distribution support in exchange for additional partnership interests in an amount necessary to pay minimum quarterly distributions, with respect to quarters ending on or before December 31, 2001, in an amount up to an aggregate of $29 million ($26.5 million of which remains available). We paid distributions for the second quarter of 1999 to our common unitholders and our general partner on August 13, 1999 without any distribution support from Enron.

     In the normal course of business, we utilize crude oil repurchase agreements with a financial institution for short-term liquidity needs. The terms of these agreements are negotiated on an individual basis pursuant to a master agreement. The crude oil repurchase agreements allow us to finance the storage of crude oil. We sell crude oil to the financial institution on a spot basis and agree to repurchase the crude oil at the same price plus a premium which, in the past, has been approximately LIBOR plus 0.75%. We store the crude oil we sell as an agent for the financial institution. Each repurchase agreement is settled at the end of 30 days, and can be renewed monthly; however, either party may terminate the repurchase agreement. While the repurchase agreements have default, cross-default, and acceleration provisions, there are no maintenance or financial covenants associated with the agreements. At December 31, 1998, we had outstanding forward commodity repurchase agreements of approximately $83.0 million. Pursuant to the agreements, which had terms of thirty days, we repurchased the crude oil inventory on January 20, 1999 for approximately $83.4 million. At June 30, 1999, we had outstanding forward commodity repurchase agreements of approximately $90.0 million. Pursuant to the agreements, which had terms of 30 days, we repurchased the crude oil inventory on July 20, 1999 for approximately $90.4 million.

OTHER INFORMATION

     Our 1998 Annual Report on Form 10-K and the Quarterly Report on Form 10-Q for the six months ended June 30, 1999 include additional information in Management's Discussion and Analysis of Financial Condition and Results of Operations concerning Year 2000 and certain recent accounting pronouncements.

                                    BUSINESS

     We are one of the largest independent crude oil gathering and marketing companies in North America. We gather and market from over 40,000 oil wells in 18 states and Canada, averaging 431,300 barrels per day during the second quarter of 1999. In addition, we are engaged in interstate and intrastate crude oil transportation, crude oil terminalling and storage activities, and crude oil blending. Most of the crude oil we purchase directly from the oil well ("lease crude oil") is delivered to refiners and other customers nationwide. We transport crude oil through pipelines, including approximately 8,300 miles of our pipeline and gathering systems, and our trucking operations, a fleet of 386 owned or leased trucks. For the three months ended June 30, 1999, our gross margin was $55.7 million and adjusted EBITDA (as defined in note 7 on page S-8) was $19.1 million.

     We engage in the following business activities:

     - GATHERING AND MARKETING. We gather, store and transport crude oil in the United States and Canada. This involves purchasing and gathering crude oil from producers and other sellers for subsequent sale to refiners and other customers. We gather crude oil from over 6,000 producers and operators, of which approximately 85% of the volumes are from independent producers and the remaining 15% are from major integrated oil companies. We also provide certain accounting and administrative services to some producers and operators. We believe that our ability to offer reliable and reasonably priced services to producers and operators is a key factor in maintaining lease volumes and in obtaining new lease volumes. Most of these operations are included in our North American Crude Oil -- East of Rockies business segment.

     - PIPELINE OPERATIONS. Through our common carrier pipeline systems, we transport crude oil for our gathering and marketing operations and for third parties pursuant to published tariff rates regulated by the Federal Energy Regulatory Commission and state regulatory authorities. We transported 538,900 barrels per day in the second quarter of 1999, a significant portion of which was transported for our own gathering and marketing operations. We conduct these operations in our Pipeline Operations business segment. Approximately 76% of the revenues of the Pipeline Operations business segment for the three months ended June 30, 1999, were generated from tariffs charged to our North American Crude
       Oil -- East of Rockies business segment.

     - CRUDE OIL BLENDING AND NATURAL GAS LIQUIDS PROCESSING. We blend West Coast sour crude with sweet crude oil and natural gas liquids to upgrade heavy sour crude oil into a medium gravity Alaskan North Slope type of crude oil, which we sell to Los Angeles Basin refineries. In addition, we have a gas processing plant, a fractionation plant, and refrigerated propane storage and related distribution facilities, which provide natural gas liquids to our crude oil blending operation. We conduct these operations in our West Coast Operations business segment.

     We operate gathering systems in all major production areas in the lower 48 states. The 18 states in which we gather have represented, on average, approximately 97% of the production in the lower 48 states from 1985 to 1997, according to the most recent data available from the American Petroleum Institute. These states have had a historical average annual oil production decline rate of 2.6% over the same period; however, this may not necessarily represent the decline rates in the particular fields from which we gather crude oil.

BUSINESS STRATEGY

     Our business objective is to maintain and enhance our position as a leading independent purchaser, gatherer, transporter and marketer of crude oil in North America, increase our cash flow and earnings and improve our results of operations by pursuing the following strategies:

     - OPTIMIZE OUR PROFITABILITY AND INCREASE THE UTILIZATION OF OUR EXISTING ASSETS. We have reorganized our operations into eight discrete regional business centers that will be responsible for operating our gathering and marketing and pipeline operations as an integrated business. These business centers will be accountable as separate profit centers and employees will receive incentives based on performance and profitability. The business centers are responsible for implementing the following initiatives:

      -- In Gathering: (i) review existing lease contracts to eliminate those that are uneconomic; (ii) increase volumes on our common carrier pipelines by, among other things, marketing excess capacity to third parties; and (iii) expand customer services to producers and operators, such as division order, storage and transportation services.

      -- In Marketing: (i) improve our marketing systems, as well as implement what we believe to be the first real-time inventory information system for our industry; (ii) utilize market intelligence from our expanded asset base to improve operating margins among transportation, storage and delivery alternatives; and (iii) expand customer services to refiners, such as assisting refineries in locating competitively priced crude oil.

     - REDUCE OPERATING COSTS. We have identified several operating areas where cost savings can be achieved and are implementing the following initiatives: (i) increase the efficiency of our trucking fleet through the use of central dispatch and geographical routing systems that use satellite-based global positioning technologies; (ii) reduce the cost of our division order services by increasing the scale of operations and improving our database system; and (iii) consolidate our existing information systems into an integrated management, marketing and inventory information system.

     - GROW THROUGH ACQUISITIONS. As one of the largest independent gathering and marketing companies in the lower 48 states, we believe we are well positioned to be a leading consolidator among gathering and marketing companies. We continually seek acquisition opportunities and regularly examine acquisition targets. We believe that conditions in the crude oil industry, primarily mergers among major integrated oil companies and independent producers, will provide significant opportunities to acquire additional assets at attractive values. We will continue to focus on adding pipeline assets to improve our margins and the stability of our cash flow.

COMPETITIVE STRENGTHS

     We believe that the following competitive strengths will allow us to successfully execute our business strategy:

     - LARGE AND DIVERSE ASSET BASE. Our extensive asset base allows us to select among several transportation, storage and delivery alternatives for the crude oil that we gather and market. Depending on market conditions, we may ship by pipeline, truck or barge, use our own storage facilities or select alternate delivery destinations. We believe that our asset base gives us significant flexibility in our efforts to maximize destination prices and minimize transportation costs.

     - PRESENCE IN ALL MAJOR SUPPLY AND TRADING AREAS IN THE LOWER 48
       STATES. Because of our physical presence in all major markets, we have substantial information on market conditions and are strategically positioned to react to changes in supply and demand that may occur in a particular region. In addition, we are less vulnerable to supply shortages in any one producing area or operating difficulties with any one producer.

     - ESTABLISHED TRACK RECORD OF ACQUIRING AND INTEGRATING ASSETS. Since 1995, we have made five asset acquisitions. As a result, our pipeline miles have increased from approximately 1,700 miles in 1995 to 8,300 miles in 1999, and average lease barrels gathered per day have increased from 251,800 in 1995 to 431,300 in the second quarter of 1999. Primarily as a result of recent acquisitions, gross margin increased to $55.7 million from $29.2 million, and EBITDA increased to $17.1 million from $5.7 million, for the three months ended June 30, 1999 compared to the same period in 1998.

     - ENRON RELATIONSHIP. In addition to its 2% general partnership interest, Enron owns 3,276,811 common units and indirectly owns 7,000,000 subordinated units, which represent a limited partnership interest of approximately 37% after giving effect to the offering. Enron has committed to provide total cash distribution support with respect to quarters ending on or before December 31, 2001, in an amount up to an aggregate of $29.0 million. Enron also provides us with credit support through a $1.0 billion credit facility. We also have the ability to consult with Enron on a variety of operational matters, such as transportation and internal controls, and to receive from Enron administrative support in areas such as legal and insurance.

     - MANAGEMENT. Our senior management team has an average of more than 13 years of experience in the industry and an average of over nine years with EOTT or its predecessors and affiliates. Our regional business managers have an average of 22 years of industry experience.

BUSINESS SEGMENTS

  NORTH AMERICAN CRUDE OIL -- EAST OF ROCKIES

     General

     Our crude oil gathering and marketing operations consist of purchasing and gathering crude oil from producers and operators for subsequent sale to refiners and other customers. Our gathering activities are conducted in 18 states which represent approximately 97% of the crude oil production in the lower 48 states. Gathering and marketing of crude oil consists of:

     - purchasing lease crude oil from producers and operators at the oil well and in bulk from aggregators at major pipeline interconnects and marketing locations,

     - transporting crude oil on our own proprietary or common carrier pipelines, through our fleet of trucks or on assets owned and operated by third parties,

     - buying and selling crude oil or exchanging it for either another grade of crude oil or for crude oil at a different geographic location in order to increase margins or meet contract delivery requirements, and

     - marketing crude oil to refiners, large integrated oil companies and other customers.

As a gatherer and marketer, we seek to earn profits primarily by buying crude oil at competitive prices, efficiently transporting and handling the purchased crude oil and marketing the crude oil to refinery customers or other trade partners. We purchase and sell crude oil primarily under contracts with 30-day renewable terms, with some contracts having terms from two months to one year. In addition, we have a 15 year supply contract at market-based prices with Koch Oil Company for less than 25% of our lease volumes.

     Crude Oil Gathering

     In a typical producer's operation, crude oil flows from the oil well to a separator where the petroleum gases are removed. After separation, the crude oil is treated to remove water, sand and other contaminants and is then moved into the producer's on-site storage tanks. When the tank is full, the producer contacts our field personnel to purchase and transport the crude oil to market. We utilize our pipelines and trucks to transport most of the crude oil we purchase to market.

     We engage in several types of purchases, sales and exchanges of crude oil. Most transactions we enter into are at market responsive prices for a term or duration of 90 days or less, with a large number of transactions on a 30-day renewable basis. These purchases are automatically renewable on a month-to-month basis until terminated by either party. The purchases are typically based on our posted prices, or the price at which we are willing to pay producers in a particular region, plus a bonus. The bonus is determined based on grade of oil, transportation costs and competitive factors. Both the posted price and the bonus change in response to market conditions. Posted prices can change daily, and bonuses, in general, can change every 30 days as contracts renew. Conducting business under these short-term contracts with multiple producers helps us reduce the overall basis risk and variability in our crude oil gathering and marketing business. See "Business -- Risk Management."

     The ten producer customers from which we gathered the most crude oil during April of 1999 were: UPR Energy, Swift Energy, Continental Resources, Burlington Resources, Unocal, Ocean Energy, Citation Crude, Sonat Exploration, Titan Resources and Pioneer Natural Resources.

     The North American Crude Oil -- East of Rockies operation has recently been reorganized into eight operating regions. Of the 431,300 barrels per day of lease crude oil we purchased in the second quarter of 1999, approximately 412,200 barrels per day or 96% was gathered in the North American Crude
Oil -- East of Rockies business segment. The remainder of the lease crude oil was gathered in the West Coast region.

     Crude Oil Marketing

     The marketing of crude oil is complex and requires detailed knowledge of the crude oil market and a familiarity with a number of factors including: types of crude oil, individual refinery demand for specific grades of crude oil, area market price structures for the different grades of crude oil, location of customers, availability of transportation facilities and timing and costs (including storage) involved in delivering crude oil to the appropriate customer. We market crude oil through our extensive gathering and marketing asset base which allows us to select among several transportation, storage and delivery alternatives.

     Generally, as we purchase lease crude oil, we enter into corresponding sale transactions involving physical deliveries of crude oil to third party users, such as independent refineries, or corresponding sales of futures contracts on the NYMEX. This process enables us to hedge against price fluctuations until we make physical delivery of the crude oil. After purchase of a lease barrel, we may re-market that barrel both in the futures and physical markets in order to maximize the value of our lease crude oil volumes. Throughout the process, we seek to maintain a substantially balanced position at all times with respect to lease volumes; however, we have certain basis risks (the risk that price relationships between delivery points, grades of crude oil or delivery periods, or transportation costs will change) which cannot be completely hedged. It is our policy not to hold any inventory for the purpose of speculating on price changes.

     The ten refinery customers to which we marketed the most crude oil during April of 1999 were: Koch Petroleum, Conoco, Coastal States, Crown Central, Williams, Ultramar Diamond Shamrock, Pennzoil-Quaker State, Mobil, Marathon Ashland, and CITGO Petroleum.

     Market conditions have a direct effect on our marketing strategy. During periods when the demand for crude oil is weak, the market for crude oil is often in contango, meaning that the price of crude oil in a given month is less than the price of crude oil in a subsequent month. In a contango market, storing crude oil is favorable, because storage owners at major trading locations can simultaneously purchase production at low current prices for storage and sell at higher prices for future delivery. When there is a higher demand than supply of crude oil in the near term, the market is backwardated, meaning that the price of crude oil in a given month exceeds the price of crude oil in a subsequent month. A backwardated market has a positive impact on marketing margins because crude oil gatherers can capture a premium for prompt deliveries.

     Producer Services

     Purchasing crude oil from producers and operators is done on the basis of competitive pricing and reliable and responsive customer service. We believe our ability to offer enhanced customer services to producers and operators is an important factor in maintaining lease purchase volumes and in obtaining new volumes. Services we offer include gathering capabilities, timely pickup of crude oil from producers' tanks at the lease or production point, accurate measurement of crude oil volumes delivered, avoidance of spills and certain accounting and administrative services. Accounting and administrative services include processing division orders (dividing payments among the several holders of interests in a lease), providing statements of the crude oil purchased each month, disbursing production proceeds to interest owners and calculation and payment of severance and production taxes on behalf of interest owners. In order to compete effectively, we must correctly handle title and division order issues and payment and regulatory reporting of all severance and production taxes. We must do this in a professional and timely manner, thereby ensuring the prompt and correct processing or payment of crude oil production proceeds and taxes.

     These producer services will continue to be a key component in our strategy as the smaller producers find it difficult to maintain these services internally. Typically, lease crude oil purchased in conjunction with producer services provide us with higher margins since we are able to charge the producer a premium for these services.

  PIPELINE OPERATIONS

     Our pipeline operations provide the vital link between our crude oil purchasing activities and our marketing activities. We own and operate approximately 8,300 miles of crude oil gathering and transmission pipelines covering thirteen states, including approximately 7,400 miles of regulated intrastate and interstate common carrier pipeline systems. There are approximately 15.1 million barrels of storage capacity associated with field tanks. By state, our pipeline assets are as follows:

EOTT COMMON CARRIER PIPELINE MILES BY STATE      EOTT PROPRIETARY PIPELINE MILES BY STATE
-------------------------------------------      ----------------------------------------
                                     MILES                                          MILES
Alabama..........................       56       Alabama.........................     38
Arkansas.........................       --       Arkansas........................      2
California.......................       16       California......................    159
Colorado.........................      332       Colorado........................     --
Kansas...........................      795       Kansas..........................     --
Louisiana........................      412       Louisiana.......................    131
Mississippi......................      293       Mississippi.....................    267
Montana..........................      118       Montana.........................     --
Nebraska.........................       56       Nebraska........................     --
New Mexico.......................    1,174       New Mexico......................    158
North Dakota.....................      489       North Dakota....................     --
Oklahoma.........................    1,389       Oklahoma........................     33
Texas............................    2,256       Texas...........................     82
                                     -----                                           ---
          Total..................    7,386       Total...........................    870
                                     =====                                           ===

     Through these pipeline systems, we transport crude oil for our North American Crude Oil -- East of Rockies and West Coast business segments and third party customers pursuant to published tariff rates regulated by the Federal Energy Regulatory Commission and state regulatory authorities. Accordingly, we offer transportation services to any shipper of crude oil, provided that the crude oil meets the conditions and specifications contained in the applicable pipeline tariff. In the second quarter of 1999, our pipeline operations transported approximately 538,900 barrels per day through our regulated pipeline systems. Pipeline revenues are primarily a function of the level of crude oil transported through the pipeline, known as throughput, and the applicable pipeline tariffs. Approximately 76% of the revenues from the Pipeline Operations business segment for the three months ended June 30, 1999, were generated from tariffs charged to the North American Crude Oil -- East of Rockies business segment. The operating income from our Pipeline Operations business segment is generated by the difference between the published tariff and the fixed and variable costs of operating the pipelines.

     We believe that pipelines provide the lowest-cost method of transportation, and accordingly, we have focused on increasing the percentage of barrels transported on pipelines through acquisitions of pipeline assets. Our extensive pipeline network allows us to be the low-cost operator in many of the regions in which we operate. In addition, we have the opportunity to add incremental cash flow at marginal additional cost given that our pipeline system operates at approximately two-thirds of capacity.

  WEST COAST OPERATIONS

     We conduct a number of business activities in the petroleum market on the West Coast, including the following: (i) crude oil blending; (ii) lease crude oil gathering and marketing; (iii) natural gas liquids marketing; and (iv) refined petroleum products marketing. These business activities are operated as an integrated business, with our lease crude oil and gas fractionation operations being the primary components in our crude oil blending operations.

     We acquired assets from Koch that improved the transportation economics of our blending and marketing activities and greatly expanded our existing natural gas liquids marketing business on the West Coast. These assets primarily included a gas processing plant with 20 million cubic feet per day of gas processing capacity, a fractionation plant with 8,000 barrels per day of fractionation capacity and five million gallons of refrigerated propane storage along with related distribution facilities.

     The primary function of lease crude oil gathering on the West Coast is to support the crude blending operation. We purchase crude oil from a number of producers on the West Coast, ranging from small independents to major oil companies. Our West Coast lease crude oil volumes are transported by a variety of pipeline gathering systems as well as by truck, either owned by us or through third parties.

     Our acquisition of the fractionation plant from Koch has given us the ability to produce natural gasoline, which is a valuable component of our crude blending operation. The fractionator and the associated five million gallon refrigerated storage facility has also turned us into a major participant in the wholesale marketing of propane on the West Coast.

     The bulk of our profitability in the West Coast market is derived from crude oil blending. Our margins for the West Coast crude oil business are primarily tied to our ability to upgrade heavy sour crude into a medium gravity, Alaskan North Slope type of crude oil, called Line 63. To accomplish this, we gather crude oil by truck and pipeline and deliver it to proprietary blend stations strategically placed along our gathering system.

     In addition, the West Coast Operations include a refined petroleum products marketing business. This business specializes mostly in marketing distillate and gasoline at terminals located between Seattle and San Diego.

RISK MANAGEMENT

     We attempt to minimize our exposure to commodity prices. Generally, as we purchase lease crude oil at prevailing market prices, we enter into corresponding sale transactions involving physical deliveries of crude oil to third party users, such as refiners or other trade partners, or a sale of futures contracts on the NYMEX. This process gives us the opportunity to profit on the transaction at the time of purchase and to effect a substantially balanced position, thereby minimizing or reducing our exposure to price fluctuations that may occur after the initial purchase.

     Sophisticated price risk management strategies, including those involving price hedges using NYMEX futures contracts, are very important in maintaining or increasing our gross margins. Such hedging techniques require significant resources dedicated to the management of futures positions and physical inventories. Another important element of our hedging techniques is the accurate estimation of lease crude oil volumes that will actually be purchased when we pick them up from the producers. We effect transactions both in the futures and physical markets in order to deliver the crude oil to its highest value location or otherwise to maximize the value of the crude oil we control. Throughout the process, we seek to maintain a substantially balanced position at all times. It is our policy not to acquire and hold crude oil, other petroleum products, futures contracts or other derivative products for the purpose of speculating on price changes. Nevertheless, we do have certain basis risks (the risk that price relationships between delivery points, grades of crude oil or delivery periods will change) that cannot be completely hedged, and from time to time we enter into transactions providing for purchases and sales in future periods in which the volumes of crude oil are balanced but where either the purchase or sale prices are not fixed at the time the transactions are entered into. In such cases we are subject to the risk that prices may change or that price changes will not occur as anticipated. Our ability to maintain or increase our gross margins and to protect our company from adverse price changes is dependent on the success of our marketing and price risk management strategies. We can make no assurance that our marketing and price risk management strategies will be successful in protecting us from risks or in maintaining our gross margins at desirable levels.

CREDIT POLICIES

     Credit review and analysis are also integral to our lease purchases. Payment for all or substantially all of the monthly lease production gathered is sometimes made to the operator of the lease. The operator, in turn, is responsible for the correct payment and distribution of such production proceeds to the proper parties. In these situations, we determine whether the operator has sufficient financial resources to make such payments and distributions and to indemnify and defend us in the event any third party should bring a protest, action or complaint in connection with the ultimate distribution of production proceeds by the operator.

     When we market crude oil, we determine the amount, if any, of the line of credit to be extended to any given customer. We use a proprietary credit rating system that analyzes credit suitability and determines the amount of credit extended. Since typical sales transactions can involve tens of thousands of barrels of crude oil, the risk of non-payment and non-performance by customers is a major consideration in our business. As such, we reserve for bad debts; however, our loss experience has totaled less than $1.0 million per fiscal year. We believe our sales are made to creditworthy entities or entities with adequate credit support, of which approximately two-thirds have investment grade credit ratings.

COMPETITION

     Competitive factors in the crude oil gathering and marketing business include price, quality of service, transportation facilities, financial strength and knowledge of products and markets. There are a number of major structural and economic changes impacting all of our market segments that are driving new customer needs, changing competitor dynamics and, consequently, creating new challenges and opportunities for responsive market participants. The decline in domestic crude oil production has made competition among gatherers and marketers even more intense.

     We compete with major oil companies, large independent crude gatherers and a large number of small independent gatherers. Our principal competitors in the purchase of leasehold crude oil production are Scurlock Permian Oil Corporation (now owned by Plains All American), Equiva (formerly Texaco Trading & Transportation Co., Inc.), Amoco Oil Company, Genesis Energy, L.P., Sun Refining & Marketing and TEPPCO Partners, L.P.

EMPLOYEES

     Our general partner employs approximately 1,400 people. None of these employees are represented by labor unions, and our general partner believes that the relationships with these employees are good.

                                   MANAGEMENT

     As is common with publicly traded limited partnerships, we do not employ any of the persons responsible for managing or operating our business, but instead we reimburse our general partner for their services. Set forth below is certain information concerning the directors and executive officers of the general partner. All directors of the general partner are elected annually by and may be removed by Enron Liquids Holding Corp., a wholly owned subsidiary of Enron Corp., as the sole shareholder of the general partner. All executive officers serve at the discretion of the board of directors of the general partner.

                                      YEARS EMPLOYED
                                      BY ENRON OR ITS
NAME                            AGE    SUBSIDIARIES                POSITION
----                            ---   ---------------              --------
Edward O. Gaylord.............  67                      Director and Chairman of the
                                                          Board
Michael D. Burke..............  54           1          Director, Chief Executive
                                                        Officer and President
Dana R. Gibbs.................  40           7          Executive Vice President
Mary Ellen Coombe.............  48          18          Vice President, Human
                                                        Resources and Administration
Stephen W. Duffy..............  46          11          Vice President and General
                                                          Counsel
Douglas P. Huth...............  52           7          Vice President, Operations
Lori L. Maddox................  34           2          Controller
Susan C. Ralph................  49           8          Treasurer
John H. Duncan................  70                      Director
Dee S. Osborne................  68                      Director
Daniel P. Whitty..............  67                      Director
Kenneth L. Lay................  56          20          Director
Stanley C. Horton.............  48          25          Director

     Edward O. Gaylord has served as a member of the board of directors since January 1993. Mr. Gaylord was elected Chairman of the Board of EOTT Energy Corp. in February 1993. He was elected in December 1995 as a member of the Audit Committee. Prior to joining EOTT Energy Corp., Mr. Gaylord owned and managed Gaylord & Company, a private venture capital firm, and he has owned interests in and managed various trucking, storage and manufacturing entities in his career of more than 30 years. Mr. Gaylord serves on the board of directors of Imperial Holly Corporation, Seneca Foods Corporation, Federal Reserve Bank of
Dallas -- Houston Branch, and the general partner of Kinder Morgan Energy Partners, L.P.

     Michael D. Burke joined EOTT Energy Corp. as President and Chief Executive Officer in May 1998. He was also elected to the board of directors in May 1998. Prior to joining EOTT Energy Corp., Mr. Burke was a management consultant and served as President and CEO of M.D. Burke & Co. Mr. Burke was previously associated with Tesoro Petroleum Corporation as President and CEO from 1992 to 1995, and he was President and CEO of TEPPCO Partners L.P. from 1990 to 1992.

     Dana R. Gibbs joined EOTT Energy Corp. as Executive Vice
President -- Commercial in April 1999. Prior to joining EOTT Energy Corp., Mr. Gibbs was Vice President -- Global Trading with Enron Capital & Trade Resources responsible for worldwide crude oil, petroleum products, petrochemicals, natural gas liquids, and plastics trading. Mr. Gibbs joined Enron Capital & Trade Resources in 1992 and held several executive positions in the trading controls, structuring, and controller departments. From 1990 to 1992, Mr. Gibbs was the Vice President -- Finance of MG Natural Gas Corp. and from 1982 to 1990 was with Arthur Andersen & Co.

     Mary Ellen Coombe has served as Vice President, Human Resources and Administration since December 1992. She served as Senior Vice President, Human Resources and Administration for Enron Liquid Fuels (including EOTT Energy Corp.) from January 1992 until December 1992.

     Stephen W. Duffy has served as Vice President and General Counsel since December 1992. He served as Assistant General Counsel for EOTT Energy Corp. from December 1990 to December 1992 and as Senior Counsel from October 1988 to December 1990.

     Douglas P. Huth has served as Vice President, Operations of EOTT Energy Corp. since December 1992. Mr. Huth serves as Vice Chairman on the board of directors of the National Private Truck Council. From July 1992 to December 1992, Mr. Huth served as Senior Vice President and General Manager of Enron Gas Processing Company's Western/Bushton Business Development and Operations Region.

     Lori L. Maddox has served as Controller since October 1996. Prior to joining EOTT Energy Corp., Ms. Maddox was associated with Arthur Andersen LLP where she became a Senior Manager and served in the Energy Group from 1982 to September 1996.

     Susan C. Ralph joined EOTT Energy Corp. in 1991 and has served as Treasurer since 1996. Prior to joining EOTT Energy Corp., Ms. Ralph served as Vice President of Finance for TW Oil Houston, Inc and Vice President and Director of Gorges Foodservices, Inc. Prior to 1979, Ms. Ralph held various positions in the commercial banking industry.

     John H. Duncan was elected to the EOTT Energy Corp. board of directors in January 1993 and appointed to the Compensation Committee in February 1993. Since 1990, Mr. Duncan's principal occupation has been investments. Mr. Duncan is also a director of Enron Corp. and Chase of Texas, N. A.

     Dee S. Osborne was elected to the EOTT Energy Corp. board of directors and appointed to the Audit Committee and Compensation Committee in February 1993. Mr. Osborne serves as President of Crest Investment Company, Chairman of Digital and Wireless Communications, L.L.C. and Vice Chairman of Jacintoport Terminal Company. He is a director of Ocean Energy, Inc. and Trustee of Scott & White Memorial Hospital.

     Daniel P. Whitty was elected to the EOTT Energy Corp. board of directors in January 1993 and appointed to the Audit Committee and the Compensation Committee in February 1993. Mr. Whitty is an independent financial consultant and serves as the Chairman of the Audit Committee of Northern Border Partners, L.P. and as a director of Enron Equity Corp. He has also served as a director of Methodist Retirement Communities, Inc. and a Trustee of the Methodist Retirement Trust. Until his retirement in 1988, Mr. Whitty served 35 years with Arthur Andersen LLP and was elected to its worldwide partnership in 1962.

     Kenneth L. Lay was elected to the EOTT Energy Corp. board of directors in January 1993 and for over five years has served as Chairman of the Board and Chief Executive Officer of Enron Corp. Mr. Lay is also a director of Enron Corp., Trust Company of the West, Eli Lilly and Company, and Compaq Computer Corporation.

     Stanley C. Horton was elected to the EOTT Energy Corp. Board of Directors in May 1998. Mr. Horton is the Chairman and Chief Executive Officer of Enron Gas Pipeline Group and has held that position since January 1997. From February 1996 to January 1997, he was Co-Chairman and Chief Operating Officer of Enron Operations Corp. From June 1993 to February 1996, he was President and Chief Operating Officer of Enron Pipeline and Liquids Group. Mr. Horton was appointed to the Partnership Policy Committee of Northern Border Partners, L.P. in December 1998. Mr. Horton serves on the Board of Directors of the Interstate Natural Gas Association. He also serves as Second Vice Chairman and Treasurer of Gas Industry Standards Board and as Vice Chairman of Gas Research Institute.

                             PRINCIPAL UNITHOLDERS

     Our general partner knows of no person who beneficially owns in excess of five percent of our common units except as set forth in the table below.

                                                                     AMOUNT AND NATURE
NAME AND ADDRESS                                                  OF BENEFICIAL OWNERSHIP   PERCENT         PRO FORMA
OF BENEFICIAL OWNER                       TITLE OF CLASS            AS OF JUNE 30, 1999     OF CLASS   PERCENT OF CLASS(1)
-------------------                       --------------          -----------------------   --------   -------------------
Enron Corp........................  Common Units                         3,276,811           21.88%           17.74%
1400 Smith Street                   Subordinated Units(2)                7,000,000           77.78            77.78
Houston, Texas 77002                General Partner Interest(3)                  1           100.0            100.0
Koch Pipeline Company.............  Common Units                         1,700,000           11.35             9.20
4111 East 37th Street N.            Subordinated Units                   2,000,000           22.22            22.22
Wichita, Kansas 67220

---------------

(1) Pro forma percent of class represents the percent of class as of June 30, 1999 adjusted to give effect to the proposed sale of 3,500,000 common units (assuming the over-allotment option is not exercised).

(2) Held by our general partner, an indirect subsidiary of Enron Corp.

(3) The reporting of the general partner interest is not a concession that the interest represents a security.

                                  UNDERWRITING

     Under the terms and subject to the conditions contained in an underwriting
agreement dated September   , 1999, the underwriters named below, for whom
PaineWebber Incorporated, Dain Rauscher Wessels, a division of Dain Rauscher Incorporated, Lehman Brothers Inc. and ING Barings LLC are acting as representatives, have agreed to purchase from us and we have agreed to sell, the following number of common units:

UNDERWRITER                                                    NUMBER OF COMMON UNITS
-----------                                                    ----------------------
PaineWebber Incorporated....................................
Lehman Brothers Inc.........................................
Dain Rauscher Wessels, a division of Dain Rauscher
  Incorporated..............................................
ING Barings LLC.............................................
          Total.............................................         3,500,000
                                                                     =========

     The underwriters propose to offer the common units at the offering price shown on the cover page of this prospectus, and in part to specified securities dealers, who may include the underwriters, at a price less a concession not in
excess of      per common unit, and the underwriters and those dealers may
reallot to specified dealers a discount not in excess of      per common unit.
The common units are offered subject to receipt and acceptance by the underwriters, and to other conditions, including the right to reject orders in whole or in part.

     We have granted the underwriters an option to purchase up to 525,000 additional common units, exercisable for 30 days after the date of this prospectus, to cover over-allotments, if any, at the public offering price less the underwriting discount and commissions. The underwriters may purchase those common units only to cover over-allotments made for this offering. If the underwriters exercise this option, each underwriter will be committed, subject to specified conditions, to purchase an additional number of common units proportionate to that underwriter's initial commitment.

     The following table shows the underwriting discounts and commissions to be paid to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase additional common units:

                                                    WITHOUT EXERCISE OF    WITH FULL EXERCISE OF
                                                   OVER-ALLOTMENT OPTION   OVER-ALLOTMENT OPTION
                                                   ---------------------   ---------------------
Per common unit..................................       $                       $
Total............................................       $                       $

     EOTT Energy Partners, L.P., on behalf of itself and its affiliates, our general partner, Enron and certain executives and other persons have agreed, for a period of 90 days from the date of this prospectus, not to, without the prior written consent of PaineWebber Incorporated directly or indirectly, offer, pledge, sell, contract to sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership or otherwise transfer or dispose of any common units, subordinated units, rights to acquire common units or subordinated units or any security convertible into or exercisable or exchangeable for common units or subordinated units, including, without limitation, common units or subordinated units that may be deemed to be beneficially owned in accordance with the rules and regulations of the SEC, other than the common units subject to the underwriters' over-allotment option, subject to specified limited exceptions.

     We estimate our expenses incurred in connection with this offering to be
approximately $          . We and our general partner have agreed to indemnify
the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments the underwriters may be required to make in respect thereof.

     Because the National Association of Securities Dealers, Inc. ("NASD") views the common units offered hereby as interests in a direct participation program, this offering is being made in compliance with Rule 2810 of the NASD's Conduct Rules. Investor suitability of the common units should be judged similarly to the suitability of other securities which are listed for trading on a national securities exchange. The underwriters do not intend to confirm sales to any accounts over which they exercise discretionary authority without the prior written approval of the transaction by the customer.

     For this offering, the underwriters may purchase and sell common units in the open market. These transactions may include over-allotment and stabilizing transactions and purchases to cover syndicate short positions created for this offering. Stabilizing transactions consist of certain bids or purchases for the purpose of preventing or retarding a decline in the market price of the common units; and syndicate short positions involve the sale by the underwriters of a greater number of common units than they are required to purchase from us in this offering. The underwriters may also impose a penalty bid, whereby selling concessions allowed to syndicate members or other broker-dealers in respect of the common units sold in this offering for their account, may be reclaimed by the syndicate if those common units are repurchased by the syndicate in stabilizing or covering transactions. These activities may stabilize, maintain or otherwise affect the market price of the common units, which may be higher than the price that might otherwise prevail in the open market; and these activities, if commenced, may be discontinued at any time without notice. These transactions may be effected on the New York Stock Exchange or otherwise.

     Neither we nor the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common units. In addition, neither we nor the underwriters make any representation that the underwriters will engage in these transactions or that these transactions, once begun, will not be discontinued without notice.

     The underwriters have performed certain investment banking and advisory services for us from time to time for which they have received customary fees and expenses. The underwriters may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business.

                                 LEGAL MATTERS

     Vinson & Elkins L.L.P., will pass upon the validity of the common units offered in this prospectus supplement. Andrews & Kurth L.L.P. will advise the underwriters about other issues relating to the offering.

                                    EXPERTS

     The audited consolidated financial statements and schedule of EOTT Energy Partners, L.P. as of December 31, 1998 and 1997, and for the three years in the period ended December 31, 1998, incorporated by reference in this prospectus supplement and elsewhere in the registration statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said report.

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.


                                                FILED PURSUANT TO RULE 424(b)(2)


                                                   REGISTRATION NO. 333-82269


                                                   REGISTRATION NO. 333-82269-01


                                                   REGISTRATION NO. 333-82269-02


                                                   REGISTRATION NO. 333-82269-03


                                                   REGISTRATION NO. 333-82269-04


PROSPECTUS


                                  $500,000,000

                             ---------------------

                                  COMMON UNITS
                                DEBT SECURITIES

                           EOTT ENERGY PARTNERS, L.P.
                           EOTT ENERGY FINANCE CORP.

                             ---------------------

     We are EOTT Energy Partners, L.P., a publicly traded limited partnership engaged in the purchasing, gathering, transporting, storage and resale of crude oil, refined petroleum products and natural gas liquids and in related activities. We are the issuer of the common units and debt securities offered by means of this prospectus. EOTT Energy Finance Corp. may act as co-issuer of debt securities.

     We currently have 14,976,011 common units outstanding. Our common units are traded on the New York Stock Exchange under the symbol "EOT."

                             ---------------------

     WE WILL PROVIDE SPECIFIC TERMS OF OFFERINGS OF OUR SECURITIES IN PROSPECTUS SUPPLEMENTS. YOU SHOULD READ THIS PROSPECTUS AND ANY SUPPLEMENT TO THIS PROSPECTUS CAREFULLY BEFORE YOU INVEST. YOU SHOULD ALSO READ THE DOCUMENTS WE HAVE REFERRED YOU TO IN THE "WHERE YOU CAN FIND MORE INFORMATION" SECTION OF THIS PROSPECTUS FOR INFORMATION ON US AND FOR OUR FINANCIAL STATEMENTS. TOGETHER THESE DOCUMENTS WILL PROVIDE YOU WITH THE SPECIFIC TERMS OF THE OFFERINGS. THIS PROSPECTUS MAY NOT BE USED TO SELL OUR SECURITIES UNLESS IT IS ACCOMPANIED BY A PROSPECTUS SUPPLEMENT.

     LIMITED PARTNER INTERESTS ARE INHERENTLY DIFFERENT FROM CAPITAL STOCK OF A CORPORATION. PURCHASERS OF OUR SECURITIES SHOULD CONSIDER EACH OF THE FACTORS DESCRIBED UNDER "RISK FACTORS," ON PAGE 2, IN EVALUATING AN INVESTMENT IN US.

     NEITHER THE SEC NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF OUR SECURITIES. THIS MEANS THAT NEITHER THE SEC NOR ANY STATE SECURITIES COMMISSION HAS PASSED UPON THE ACCURACY, ADEQUACY OR COMPLETENESS OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


               THE DATE OF THIS PROSPECTUS IS SEPTEMBER 2, 1999.

                               TABLE OF CONTENTS

                                                              PAGE NO.
                                                              --------
ABOUT THIS PROSPECTUS.......................................     ii
WHERE YOU CAN FIND MORE INFORMATION.........................     ii
CAUTIONARY STATEMENT REGARDING FORWARD LOOKING STATEMENTS...    iii
WHO WE ARE..................................................      1
RISK FACTORS................................................      2
CONFLICTS OF INTEREST AND FIDUCIARY RESPONSIBILITIES........      7
USE OF PROCEEDS.............................................      8
DESCRIPTION OF THE DEBT SECURITIES..........................      8
RATIO OF EARNINGS TO FIXED CHARGES..........................     13
DESCRIPTION OF OUR COMMON UNITS.............................     13
CASH DISTRIBUTION POLICY....................................     15
DESCRIPTION OF OUR PARTNERSHIP AGREEMENT....................     16
TAX CONSIDERATIONS..........................................     19
PLAN OF DISTRIBUTION........................................     34
LEGAL MATTERS...............................................     35
EXPERTS.....................................................     35

                             ABOUT THIS PROSPECTUS

     This prospectus is part of a registration statement that we filed with the SEC using a "shelf" registration process. Under this shelf process, we may offer from time to time up to $500,000,000 of our securities. Each time we offer our securities, we will provide you with a prospectus supplement that will describe, among other things, the specific amounts and prices of the securities being offered and the terms of the offering including, in the case of debt securities, the specific terms of the securities. The prospectus supplement may also add, update or change information contained in this prospectus. Therefore, before you invest in our securities, you should read this prospectus, any prospectus supplements and all additional information referenced in the next section.

                      WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and current reports and other information with the SEC. You may read and copy any document we file at the SEC's public reference room at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the SEC's public reference rooms in New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. In addition, the SEC maintains a web site that contains reports, information statements and other information regarding issuers that file electronically. Our SEC filings are also available on this web site at http://www.sec.gov. You can also obtain information about us at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York, 10005.

     The SEC allows us to incorporate by reference information we file with it into this prospectus. This procedure means that we can disclose important information to you by referring you to documents on file or to be filed with the SEC. The information we incorporate by reference is part of this prospectus and later information that we file with the SEC will automatically update and supersede this information. Therefore, before you decide to invest in a particular offering under this shelf registration, you should always check for SEC reports we may have filed after the date of this prospectus. We incorporate by reference the documents listed below and any future filings made with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until all offerings under this shelf registration are completed:

     - Annual Report on Form 10-K for the year ended December 31, 1998;

     - Quarterly Reports on Form 10-Q for the quarters ended March 31, 1999 and June 30, 1999; and

     - the description of our common units contained in our Form 8-A/A dated March 14, 1994.

     You may request a copy of these filings at no cost by making written or telephone requests for copies to:
        EOTT Energy Corp.
        1400 Smith Street
        Houston, Texas 77002
        Attention: Shareholder Relations
        Telephone: (713) 853-6161

     You should rely only on the information incorporated by reference or provided in this prospectus or any prospectus supplement. We have not authorized anyone else to provide you with any information. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of each document.

           CAUTIONARY STATEMENT REGARDING FORWARD LOOKING STATEMENTS

     This prospectus contains statements that constitute "forward looking statements" within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934. In general, any statement other than a statement of historical fact is a forward looking statement. We caution that our actual results may differ materially from those anticipated or projected forward looking statements. Any differences could result from a variety of factors, including the following:

     - our ability to maintain existing volumes of crude oil purchased at the lease and to obtain additional volumes of crude oil;

     - our success in hedging our positions;

     - industry conditions;

     - prices and demand for crude oil;

     - economic, political and administrative developments that impact federal, state and local departments and agencies that regulate the oil industry;

     - the effect of competition;

     - conditions of the capital markets;

     - our ability to successfully acquire and efficiently integrate new assets; and

     - our ability to successfully implement our Year 2000 readiness program.

     The information we set forth under the heading "Risk Factors" details these and other facts that could affect our operating results. You should carefully consider all this information before you invest.

                                   WHO WE ARE

     We are EOTT Energy Partners, L.P., and we purchase, gather, transport, store and resell crude oil, refined petroleum products and natural gas liquids. As an intermediary, we seek to earn profits primarily by buying crude oil at competitive prices, efficiently transporting and handling the purchased crude oil and marketing the crude oil to refinery customers or other trade partners who can most benefit from the particular crude oil type. Through our crude oil gathering and marketing operations, we purchase crude oil produced from approximately 40,000 leases owned by many of the largest integrated and independent crude oil producers in the United States and Canada. We purchase approximately 87% of our lease crude oil from independent oil producers and approximately 13% from major integrated oil companies. We market the crude oil to major oil companies and independent refiners throughout the United States and Canada. In addition to our gathering and marketing operations, we have pipeline operations in which we transport crude oil on our intrastate and interstate pipelines based on regulated published tariffs.

     On December 1, 1998, we purchased crude oil gathering and transportation assets in key oil producing regions in a transaction that almost tripled our pipeline mileage and almost doubled our crude oil lease barrels under contract. The acquisition included approximately 3,900 miles of crude oil pipelines, crude oil transport trucks, meter stations, vehicles, storage tanks and contracts for approximately 180,000 lease barrels of crude oil per day from production in 11 central and western states including Texas, Oklahoma, Kansas and California. On May 3, 1999, we purchased crude oil transportation and storage assets that included approximately 2,000 miles of common carrier crude oil pipelines in Southeast New Mexico and West Texas, bringing our crude oil pipeline mileage to a total of approximately 8,200 miles.

     We are a Delaware limited partnership. EOTT Energy Corp., a Delaware corporation and an indirect wholly-owned subsidiary of Enron Corp. ("Enron"), serves as our sole general partner. Our operations are conducted through, and the operating assets are owned by, EOTT Energy Operating Limited Partnership, EOTT Energy Canada Limited Partnership and EOTT Energy Pipeline Limited Partnership, each of which is a Delaware limited partnership. Our general partner is also the general partner of our operating partnerships. EOTT Energy Finance Corp., a Delaware corporation, is a wholly-owned subsidiary of EOTT Energy Partners, L.P. and has been organized for the sole purpose of co-issuing debt securities.

                                  RISK FACTORS

     In addition to the other information in, or incorporated by reference in this prospectus and any accompanying prospectus supplement, you should carefully consider and evaluate all of the information relating to the risk factors set forth below.

RISKS RELATED TO OUR BUSINESS

     ECONOMIC AND INDUSTRY FACTORS BEYOND OUR CONTROL, INCLUDING PRODUCTION LEVELS OF CRUDE OIL, CAN ADVERSELY AFFECT OUR GROSS MARGIN.

     Our ability to pay cash distributions and service our debt obligations depends primarily on our gross margin, which is the difference between the sales price of crude oil and the cost of crude oil purchased, including costs paid to third parties for transportation and handling charges. Historically, our business has been very competitive with thin and volatile profit margins. Our gross margin is affected by many factors beyond our control, including:

     - the performance of the U.S. and world economies;

     - volumes of crude oil produced in the areas we serve;

     - demand for oil by refineries and other customers;

     - prices for crude oil at various lease locations;

     - prices for crude oil futures contracts on the New York Mercantile
       Exchange;

     - the competitive position of alternative energy sources; and

     - the availability of pipeline and other transportation facilities that may make crude oil production from other producing areas competitive with crude oil production that we purchase at the lease.

The absolute price levels for crude oil do not necessarily bear a direct relationship to our gross margins per barrel, and our gross margins per barrel cannot be projected with any level of certainty. Due to the volatility of crude oil prices and the decline in crude oil production, crude oil gathering margins have suffered industry wide over the last few years. Although there has been improvement in crude oil margins since 1997, margins have not returned to historical levels.

     IF WE CANNOT MAINTAIN OUR VOLUMES OF CRUDE OIL PURCHASED AT THE LEASE, OUR ABILITY TO PAY CASH DISTRIBUTIONS AND SERVICE OUR DEBT OBLIGATIONS WILL BE ADVERSELY AFFECTED.

     Our profitability depends in part on our ability to offset volumes lost because of natural declines in crude oil production from depleting wells or volumes lost to competitors. This is particularly difficult in an environment of reduced drilling activity and discontinued production operations. The amount of drilling and production will depend in large part on crude oil prices. To the extent that low crude oil prices result in lower volumes of lease crude oil available for purchase, we may experience lower per barrel margins, as competition for available lease crude oil on the basis of price intensifies. It is possible that domestic crude oil producers may further reduce or discontinue drilling and production operations. In addition, a sustained depression in crude oil prices could result in the bankruptcy of some producers.

     Because producers experience inconveniences in switching lease crude oil purchasers, producers typically do not change purchasers on the basis of minor variations in price. Thus, we may experience difficulty acquiring lease crude oil in areas where there are existing relationships between producers and other gatherers and purchasers of crude oil. Furthermore, we cannot assure you that we will be successful in obtaining production made available by major oil companies or that we will be successful in acquiring other gatherers or marketers.

     OUR PERFORMANCE DEPENDS ON OUR ABILITY TO MINIMIZE BAD DEBTS AND LEGAL LIABILITY WHEN EXTENDING CREDIT TO OPERATORS AND CUSTOMERS.

     When we purchase crude oil at the lease, we often make payment to an operator who is responsible for the correct payment and distribution of the proceeds to other parties. If the operator does not have sufficient resources to indemnify and defend us in case of a protest, action or complaint by those other parties, our costs could rise. In addition, because we may extend credit to some customers in large amounts, it is important that our credit review, evaluation and control mechanisms work properly. Even if our mechanisms work properly, we cannot assure you that our customers will not experience losses in dealings with other parties, in which case we could be adversely affected.

     A REDUCTION IN OUR CREDIT STANDING OR ABILITY TO ACCESS CAPITAL WOULD ADVERSELY AFFECT OUR BASIC PURCHASING AND MARKETING ACTIVITIES.

     Our financial resources are a major consideration for parties that enter into transactions with us, and because of the large dollar volume of the marketing transactions in which we engage, we have a significant need for working capital. While we believe that our revolving credit facility will be sufficient to support our working capital needs, any significant decrease in our financial strength, regardless of the reason for the decrease, may:

     - increase the number of transactions requiring letters of credit or other financial support;

     - make it more difficult for us to obtain letters of credit upon expiration of our revolving credit facility;

     - make it more difficult to renew our revolving credit facility upon its expiration; or

     - increase the cost of obtaining letters of credit.

If we do experience a decrease in financial strength, or if our general partner is unsuccessful in managing our working capital position, we may be unable to maintain or increase the level of our purchasing and marketing activities. We cannot assure you that our revolving credit facility will be adequate or that we will not be required to reduce our market activities because of limitations on our ability to obtain financing for our working capital needs.

     OUR ABILITY TO MAINTAIN OR INCREASE OUR GROSS MARGINS IS DEPENDENT ON THE SUCCESS OF OUR PRICE RISK MANAGEMENT STRATEGIES.

     Sophisticated price risk management strategies, including those involving price hedges using New York Mercantile Exchange futures contracts, are very important in maintaining or increasing our gross margins. Hedging techniques require significant resources dedicated to the management of futures positions and physical inventories. We cannot assure you that our price risk management strategies will be successful in protecting us from risks or in maintaining our gross margins at desirable levels. Furthermore, we have certain basis risks (the risk that price relationships between delivery points, grades of crude oil or delivery periods will change) that cannot be completely hedged, and from time to time we enter into transactions providing for purchases and sales in future periods in which the volumes of crude oil are balanced but where either the purchase or the sale prices are not fixed at the time the transactions are entered into. In these cases we are subject to the risk that prices may change or that price changes will not occur as anticipated.

     Our ability to increase our profitability and cash flow will depend to a large extent on our success in making wise decisions regarding sources of supply and demand for crude oil, our skill in handling the transportation and storage of crude oil and our ability to respond to changes in the markets. The marketing of crude oil is complex and requires detailed current knowledge of crude oil sources and outlets and a familiarity with a number of factors including:

     - types of crude oil;

     - individual refinery demand for specific grades of crude oil;

     - area market price structures for the different grades of crude oil;

     - location of customers;

     - availability of transportation facilities; and

     - timing and costs (including storage) involved in delivering crude oil to the appropriate customer.

     TECHNICAL AND STRUCTURAL IMPROVEMENTS IN THE MARKETS FOR CRUDE OIL MAY HAVE AN ADVERSE EFFECT ON OUR PERFORMANCE.

     We realize margins because of our ability to take advantage of our gathering, storage and transportation assets and our ability to effect transactions at many different delivery points. Developments in the markets for crude oil or petroleum products, such as the development of more accurate price reporting mechanisms or the introduction of additional futures contracts involving new delivery locations and products, may adversely affect our margins.

     ENVIRONMENTAL AND OTHER REGULATORY COSTS AND LIABILITIES COULD AFFECT OUR CASH FLOW.

     Our business is heavily regulated by federal, state and local agencies with respect to environmental, safety and other regulatory matters. This regulation increases our cost of doing business. We may be subject to substantial penalties if we fail to comply with any regulation. We cannot assure you that regulatory changes enacted by regulatory agencies that have jurisdiction over us will not increase our cost of conducting business or otherwise negatively impact our profitability, cash flow and financial condition.

     We are subject to numerous laws and regulations governing the discharge of materials into the environment or otherwise relating to environmental protection. If an accidental leak or spill occurs in one of our pipelines or at a storage facility, we may have to pay a significant amount to clean up the leak or spill. The resulting costs and liabilities could negatively affect the level of cash available to pay amounts due on our debt and for distributions to unitholders. Although we believe that we are in compliance in all material respects with all applicable environmental laws and regulations, we could be adversely affected by environmental costs and liabilities that may be incurred or increased costs resulting from failure to obtain all required regulatory consents and approvals. Proper maintenance of pipelines is important for the avoidance of accidental leaks and spills. The average age of our pipelines is approximately 40 years, and we have acquired approximately 80% of our pipelines in the past four years. While we believe we have adequately maintained our pipelines during our ownership, we cannot assure you that these pipelines have received proper maintenance at all times prior to our ownership. As to all of our properties, we cannot assure you that past operating practices, including those that were state of the art at the time employed, will not result in significant future environmental liabilities. In addition, we cannot assure you that in the future regulatory agencies with jurisdiction over us will not enact additional environmental regulations that will negatively affect our profitability, cash flow and financial condition.

     Our pipelines are subject to rate regulation as well as laws relating to safety and the environment. Federal and state agencies could change the tariffs we may charge for common carrier pipeline transportation or impose additional safety or environmental requirements, any of which could affect our profitability, cash flow and financial condition.

     In connection with our recent asset acquisitions from Koch and Texas-New Mexico PipeLine Co., the parties agreed to allocate responsibilities for environmental liabilities associated with the pipelines and other assets included in these transactions. In the Koch transactions, we agreed to be responsible for certain environmental matters. For the cleanup of pre-closing contamination which was unknown on the closing date, we agreed to pay up to $250,000 for each incident, subject to an overall cap of $13 million on all such incidents in the aggregate. In the Texas-New Mexico PipeLine transaction, we generally agreed to assume responsibility for the seller's existing cleanup obligations. In order to minimize our exposure for remediation costs in the Texas-New Mexico PipeLine transaction, we obtained $20 million in special insurance coverage for known and unknown cleanup liabilities. In connection with that insurance coverage, we, as between ourself and our insurance carrier, remain responsible for all claims in excess of the

$20 million, subject to certain deductibles, including a $4 million EOTT retained liability and a $5 million cap on insurance coverage for known contamination. Although we believe that we have adequately identified the anticipated environmental liabilities associated with the Koch and Texas-New Mexico PipeLine acquisitions, we cannot assure you that there will not be any material liabilities identified at some future time or that we would be successful in making indemnity claims, if any. Any claims submitted by us under any environmental insurance policy will be subject to standard claims review by the applicable insurance carrier. Should an insurance carrier or an indemnifying party refuse to honor any claim, or be unable to pay any claim, we would remain liable for payment.

     WE ARE SUBJECT TO RISKS IN PREPARING FOR THE YEAR 2000 PROBLEM.

     We estimate that our critical systems will be Year 2000-ready substantially before January 1, 2000. However, we cannot assure you that our plan to be ready for the Year 2000 will succeed in accomplishing its purpose or that unforeseen circumstances will not arise during the implementation of the plan that would materially adversely affect us.

     We are taking reasonable steps to identify, assess, and, where appropriate, to replace devices that contain embedded chips. Despite these reasonable efforts, we anticipate that we will not be able to find and remediate all embedded chips in our systems. Further, we anticipate that third parties on whom we depend also will not be able to find and remediate all embedded chips in their systems. Some of the embedded chips that fail to operate or that produce anomalous results may create system disruptions or failures. Some of these disruptions or failures may spread from the systems in which they are located to other systems in a cascade. These cascading failures may have adverse effects upon our ability to maintain safe operations, and may also have adverse effects upon our ability to serve our customers and otherwise to fulfill certain contractual and other legal obligations. The embedded chip problem is widely recognized as one of the more difficult aspects of the Year 2000 problem across industries and throughout the world.

     Our operations are regulated in part by governmental authorities. We expect to satisfy these regulatory authorities' requirements for achieving Year 2000 readiness. If our reasonable expectations in this regard are in error, and if a regulatory authority should order the temporary cessation of our operations in one or more of these areas, the adverse effect could be material. Other companies with whom we transact business could face similar problems that materially adversely affect us.

     We cannot assure you that suppliers upon which we depend for essential goods and services will convert and test their mission-critical systems and processes in a timely manner. Failure or delay by all or some of these entities, including the U.S. and state or local governments and foreign governments, could create substantial disruptions having a material adverse affect on our business.

     OUR RAPID GROWTH MAY CAUSE DIFFICULTIES INTEGRATING NEW OPERATIONS.

     Part of our business strategy includes acquiring additional assets that will allow us to increase distributions to unitholders. In the last few years, we have made several acquisitions that significantly increased our asset base. Unexpected costs or challenges may arise whenever assets with different operations are combined. Successful acquisitions require management and other personnel to devote significant amounts of time to integrating the acquired assets with existing operations. These efforts may temporarily distract their attention from day-to-day business, the development or acquisition of new properties and other business opportunities.

RISKS RELATED TO OUR PARTNERSHIP STRUCTURE

     CASH DISTRIBUTIONS TO OUR UNITHOLDERS ARE NOT GUARANTEED AND MAY FLUCTUATE; ENRON'S COMMITMENT TO SUPPORT CASH DISTRIBUTIONS ON COMMON UNITS WILL EXPIRE AFTER 2001.

     Our cash distributions are not guaranteed and may fluctuate with our performance. Enron has a commitment to contribute to us up to $29 million ($26.5 million of which is available) if necessary to support our ability to pay the minimum quarterly distribution of $0.475 per unit ($1.90 annualized). In addition to the current commitment, Enron has previously contributed $21.9 million to help us pay the minimum quarterly distribution. However, Enron's commitment to support the minimum quarterly distribution extends only to quarters through December 31, 2001.

     OUR UNITHOLDERS WILL HAVE LIMITED VOTING RIGHTS AND WILL NOT CONTROL OUR GENERAL PARTNER.

     We are a limited partnership, operated under the direction of our general partner. This structure affects our common unitholders in various ways including:

     - the voting rights of common unitholders are more limited than those of holders of capital stock in a corporation;

     - our common unitholders have no right to participate in our management and have no right to elect our general partner or members of its board of directors;

     - our partnership agreement contains provisions making it difficult to replace our general partner; and

     - our general partner and its affiliates may have conflicts of interest with our common unitholders and with us.

     WE DO NOT HAVE THE SAME FLEXIBILITY AS CORPORATIONS TO ACCUMULATE CASH AND EQUITY TO PROTECT AGAINST ILLIQUIDITY IN THE FUTURE.

     Unlike a corporation, our partnership agreement requires us to make quarterly distributions to our partners of all available cash, consisting of all cash receipts less disbursements and any amounts reserved for commitments and contingencies, including capital and operating costs and debt covenants. The value of our common units is likely to decrease if the amount we distribute per unit decreases. Accordingly, if we experience a liquidity problem in the future and are required to reduce distributions on our common units, we may not be able to issue equity on favorable terms.

     OUR PARTNERSHIP AGREEMENT MODIFIES THE FIDUCIARY DUTIES OF OUR GENERAL PARTNER UNDER DELAWARE LAW.

     Our partnership agreement modifies fiduciary duties of our general partner to the limited partners under Delaware law. These modifications of state law standards of fiduciary duty may limit the ability of unitholders to challenge successfully the actions of the general partner as being a breach of what would otherwise have been a fiduciary duty.

     UNITHOLDERS MAY HAVE NEGATIVE TAX CONSEQUENCES IF WE DEFAULT ON OUR DEBT OR SELL ASSETS.

     If we default on any of our debt, the lenders will have the right to sue us for non-payment. Such an action could cause an investment loss and cause negative tax consequences for unitholders through the realization of taxable income by unitholders without a corresponding cash distribution. Likewise, if we were to dispose of assets and realize a taxable gain while there is substantial debt outstanding and proceeds of the sale were applied to the debt, unitholders could have increased taxable income without a corresponding cash distribution.

     OUR GENERAL PARTNER HAS A LIMITED CALL RIGHT.

     If at any time our general partner and its affiliates own 80% or more of the issued and outstanding limited partner interests of any class, our general partner will have the right to purchase all, but not less than all, of the outstanding limited partner interests of that class that are held by non-affiliated persons.

RISKS RELATED TO OUR CAPITAL STRUCTURE

     FURTHER ISSUANCES OF UNITS BY US COULD RESULT IN DILUTION FOR UNITHOLDERS OR HINDER ANY OF OUR FUTURE FINANCINGS.

     The market price of our common units could drop as a result of sales of a large number of common units in the market or the perception that sales of common units could occur. These factors could also make it more difficult for us to raise funds through future offerings of common units. In this respect you should consider several factors.

     First, on February 12, 1999, our unitholders approved a proposal that authorized us to issue an additional 10 million common units for any business purpose. These units may be issued on terms and conditions established by our general partner in its sole discretion without further approval of any limited partners. Our partnership agreement also authorizes us to issue other limited partner interests and other equity under the conditions specified in our partnership agreement.

     Second, our general partner has the right, which it may from time to time assign in whole or in part to any of its affiliates, to purchase common units, subordinated units or other equity securities from us whenever, and on the same terms that, we issue securities to persons other than our general partner and its affiliates, to the extent necessary to maintain the percentage interest of our general partner and its affiliates in us that existed immediately prior to each issuance.

     Third, if some or all of our outstanding subordinated units are converted into common units, the amount of available cash necessary to pay the minimum quarterly distribution with respect to all of our common units would be increased proportionately, thereby resulting in a dilution of the interest of existing common unitholders in our cash distributions.

     Fourth, if we issue more units, Enron's commitment to support our minimum quarterly distributions will not increase, thereby resulting in a dilution of the support obligation per unit.

     Finally, a holder of 1,700,000 outstanding common units is entitled to certain registration rights that allow it to cause us to register its units for future sale. This unitholder has agreed for our benefit that it will not exercise its registration rights until the earlier of March 1, 2000 and 180 days following an underwritten offering of common units pursuant to this prospectus.

     OUR INDEBTEDNESS COULD ADVERSELY AFFECT OUR FINANCIAL CONDITION.

     Of our total debt, we have approximately $217 million payable to Enron by December 31, 1999. We must repay or refinance this debt to avoid a material adverse effect on our financial condition.

              CONFLICTS OF INTEREST AND FIDUCIARY RESPONSIBILITIES

     We have extensive ongoing relationships with Enron and its affiliates. Enron's wholly owned subsidiary, EOTT Energy Corp., serves as our general partner. Our general partner's employees participate in some employee benefit plans administered by Enron. Our general partner owns, in addition to its approximately 2% general partner interest, subordinated units representing approximately a 29% interest in us, and Enron owns common units representing approximately a 14% interest in us. The members of the board of directors of our general partner are elected by a wholly-owned subsidiary of Enron. Our interests could conflict with the interests of Enron and its affiliates, including our general partner, and in such case our general partner will generally have a fiduciary duty to resolve the conflicts in a manner that is in our best interest.

     Unless otherwise provided for in a partnership agreement, the laws of Delaware and Texas generally require a general partner of a partnership to adhere to fiduciary duty standards, under which it owes its partners the highest duties of good faith, fairness and loyalty. Because of the competing interests identified above, our partnership agreement contains provisions that modify some of these fiduciary duties. For example, our partnership agreement states that our general partner, its affiliates and its officers and directors will not be liable for monetary damages to us, our limited partners or their assignees for errors of judgment or for any acts or omissions if our general partner and they acted in good faith. Our partnership agreement allows our general partner and its board of directors to take into account the interests of parties in addition to ours in resolving conflicts of interest. Our partnership agreement provides that our general partner will not be in breach of its obligations under our partnership agreement or its duties to us or our unitholders if the resolution of a conflict is fair and reasonable to us. The latitude given in our partnership agreement in connection with resolving conflicts of interest may significantly limit the ability of a unitholder to challenge what might otherwise be a breach of fiduciary duty. Our partnership agreement provides that a purchaser of common units is deemed to have consented to conflicts of interest and actions of our general partner and its affiliates that might otherwise be prohibited and to have agreed that the conflicts of interest and actions do not constitute a breach by our general partner of any duty stated or implied by law or equity. Our audit committee (which is composed of persons who are not officers or employees of our general partner or any of its affiliates) will, at the request of our general partner, review conflicts of interest that may arise between our general partner and its affiliates, on the one hand, and our unitholders or us, on the other. Any resolution of a conflict approved by our audit committee is conclusively deemed fair and reasonable to us. We are required to indemnify our general partner, its affiliates and their respective officers, directors, employees, agents and trustees to the fullest extent permitted by law against liabilities, costs and expenses incurred by any of them who acted in good faith and in a manner reasonably believed to be in or (in the case of a person other than our general partner) not opposed to, our best interests and, with respect to any criminal proceedings, had no reasonable cause to believe the conduct was unlawful.

     Our extensive ongoing relationships with Enron include:

     - an Ancillary Agreement pursuant to which Enron has committed to contribute to us up to $29 million ($26.5 million of which remains available) if necessary to support our ability to pay the minimum quarterly distribution on our common units with respect to quarters ending on or prior to December 31, 2001;

     - a Corporate Services Agreement pursuant to which Enron has agreed to provide corporate staff and support services to us;

     - agreements with Enron affiliates regarding the gathering and purchase by us of volumes of crude oil and condensate; and

     - a $1 billion credit facility provided by Enron to us and approximately $220 million in other indebtedness to Enron for borrowed money.

     Under our partnership agreement, with some limited exceptions, affiliates of our general partner are not restricted from engaging in any business activities, including those in competition with us. As a result, other conflicts of interest may arise between affiliates of our general partner and us. Our partnership agreement provides that, subject to limited exceptions, it shall not constitute a breach of our general partner's fiduciary duties to our unitholders or to us for any affiliate of our general partner to engage in direct competition with us including, without limitation, the gathering, transportation and marketing of crude oil and refined petroleum products.

                                USE OF PROCEEDS

     Unless otherwise indicated to the contrary in an accompanying prospectus supplement, we will use the net proceeds from the sale of securities covered by this shelf registration for general corporate purposes, which may include repayment of indebtedness, the acquisition of businesses and other capital expenditures and additions to working capital.

                       DESCRIPTION OF THE DEBT SECURITIES

DESCRIPTION OF DEBT SECURITIES

     The following are the general terms and conditions that could apply to debt securities we may issue under this shelf registration statement. If and when we offer debt securities, a prospectus supplement will state the particular terms and conditions that actually apply to the debt securities included under the prospectus supplement. The debt securities will be our unsecured general obligations and either senior debt securities or subordinated debt securities.

     EOTT Energy Finance Corp. may be co-issuer of any series of debt securities. The co-issuer was incorporated under the laws of the State of Delaware on July 1, 1999 and is wholly-owned by us. The co-issuer has no material assets or any liabilities other than as co-issuer of debt securities. The co-issuer's activities will be limited to co-issuing debt securities and engaging in other activities incidental thereto.

     If we offer senior debt securities or subordinated debt securities, we will issue them under an indenture that we refer to in this prospectus as an "indenture". We will enter into the indentures with a trustee that is qualified to act under the Trust Indenture Act of 1939 (together with any other trustee(s) chosen by us and appointed in a supplemental indenture with respect to a particular series of debt securities, the "Trustee"). We will identify the Trustee for each series of debt securities in the applicable prospectus supplement. These filings will be available for inspection at the corporate trust office of the Trustee, or as described above under "Where You Can Find More Information." The indenture will be subject to, and governed by, the Trust Indenture Act.

SPECIFIC TERMS OF EACH SERIES OF DEBT SECURITIES IN THE PROSPECTUS SUPPLEMENT

     A prospectus supplement relating to any series of debt securities we offer will describe the specific terms of those debt securities. These terms will include some or all of the following:

     - the designation, aggregate principal amount and authorized denominations;

     - whether the debt securities are senior debt securities or subordinated debt securities;

     - the maturity date;

     - the interest rate, if any, and the method for calculating the interest rate;

     - the interest payment dates and the record dates for the interest payments;

     - the portion of the principal amount that will be payable if the maturity of the debt securities is accelerated;

     - any guaranties of the debt securities by any of our affiliated limited partnerships or others, or other forms of credit support for the debt securities;

     - any mandatory or optional redemption terms or prepayment, conversion, sinking fund or exchangeability or convertibility provisions;

     - the place where principal and interest will be payable;

     - if other than denominations of $1,000 or multiples of $1,000, the denominations the debt securities will be issued in;

     - whether the debt securities will be issued in the form of global securities or certificates;

     - the currency or currencies, if other than the currency of the United States, in which principal and interest will be payable;

     - whether the debt securities will be issuable in registered form or bearer form or both and, if bearer securities are issuable, any restrictions applicable to the exchange of one form for another and the offer, sale and delivery of bearer securities;

     - the dates on which premium, if any, will be payable;

     - our right, if any, to defer payment of interest and the maximum length of the deferral period;

     - any listing on a securities exchange;

     - the initial public offering price; and

     - other specific terms, including events of default and covenants provided for with respect to the debt securities.

     Any particular series of debt securities may contain covenants limiting:

     - the incurrence of additional debt (including guarantees) by us and our affiliated limited partnerships;

     - the making of certain payments by us and our affiliated limited partnerships;

     - our business activities and those of our affiliated limited partnerships;

     - the issuance of other securities by our affiliated limited partnerships;

     - asset dispositions;

     - transactions with our affiliated limited partnerships and other affiliates;

     - a change of control;

     - the incurrence of liens; and

     - certain mergers and consolidations involving us and our affiliated limited partnerships.

PROVISIONS RELATING ONLY TO THE SENIOR DEBT SECURITIES

     The senior debt securities will rank equally in right of payment with all of our other senior and unsubordinated debt and senior in right of payment to any of our subordinated debt (including the subordinated debt securities). The senior debt securities will be effectively subordinated to all of our secured debt. We will disclose the amount of our secured debt in the prospectus supplement

PROVISIONS RELATING ONLY TO THE SUBORDINATED DEBT SECURITIES

     SUBORDINATION TO SENIOR DEBT

     The subordinated debt securities will rank junior in right of payment to all of our senior debt. "Senior debt" will be defined to include all notes or other evidences of debt, including our guarantees for money we borrowed, not expressed to be subordinate or junior in right of payment to any other of our debt.

     PAYMENT BLOCKAGES

     The indenture may provide that no cash payment of principal, interest and any premium on the subordinated debt securities may be made:

     - if we fail to pay when due any amounts on any senior debt;

     - if our property or we are involved in any voluntary or involuntary liquidation or bankruptcy; and

     - in other instances specified in the indenture.

MODIFICATION OF INDENTURE

     Under the indenture, generally we and the Trustee will be able to modify our rights and obligations and the rights of the holders with the consent of the holders of a specified percentage of the outstanding holders of each series of debt affected by the modification. No modification of the principal or interest payment terms, and no modification reducing the percentage required for modifications, will be effective against any holder without its consent. In addition, we and the Trustee will be able to amend the indenture without the consent of any holder of the debt securities to make technical changes.

NO PERSONAL LIABILITY OF OUR GENERAL PARTNER

     Our general partner and its directors, officers, employees and shareholders will not have any liability for our obligations under the indenture or the debt securities. By accepting a debt security, you waive and release these parties from this liability. Your waiver and release are part of the consideration for the issuance of the debt securities.

PAYMENT AND TRANSFER

     Principal, interest and any premium on fully registered securities will be paid at the office of the paying agent that we may designate. We will make payment by check mailed to persons in whose names the debt securities are registered on days specified in the indentures or any prospectus supplement. Debt security payments in other forms will be paid at a place designated by us and specified in a prospectus supplement.

     Fully registered securities may be transferred or exchanged at the corporate trust office of the trustee or at any other office or agency maintained by us for these purposes, without payment of any service charge, except for any tax or governmental charge.

DISCHARGING OUR OBLIGATIONS

     Except as may otherwise be set forth in any prospectus supplement, we may choose to either discharge our obligations on the debt securities of any series in a legal defeasance or release ourselves from our covenant restrictions on the debt securities of any series in a covenant defeasance. We may do so at any time prior to the stated maturity or redemption of the debt securities of the series if, among other conditions,

     - we deposit with the trustee sufficient cash or U.S. government securities to pay the principal, interest, any premium and any other sums due to the stated maturity date or redemption date of the debt securities of the series; and

     - we provide an opinion of our counsel that holders of the debt securities will not be affected for U.S. federal income tax purposes by the defeasance.

     If we choose the legal defeasance option, holders of the debt securities of that series will not be entitled to the benefits of the indenture except for registration of transfer and exchange of debt securities, replacement of lost, stolen or mutilated debt securities, any required conversion or exchange of debt securities, any required sinking fund payments and receipt of principal and interest on the original stated due dates or specified redemption dates.

REGISTRATION OF DEBT SECURITIES; GLOBAL SECURITIES

     We may issue debt securities of a series in whole or part in registered, bearer, coupon or global form. A global security is a security, typically held by a depository, that represents the beneficial interest of a number of purchasers of the security.

BOOK ENTRY, DELIVERY AND FORM

     Unless otherwise stated in any prospectus supplement, The Depository Trust Company, New York, New York ("DTC") will act as depositary. Book-entry debt securities of a series will be issued in the form of a global debt security that will be deposited with DTC. This means that we will not issue certificates to each holder. One global debt security will be issued to DTC who will keep a computerized record of its participants (for example, your broker) whose clients have purchased the debt securities. The participant will then keep a record of its clients who purchased the debt securities. Unless it is exchanged in whole or in part for a certificate debt security, a global debt security may not be transferred; except that DTC, its nominees and their successors may transfer a global debt security as a whole to one another.

     Beneficial interests in global debt securities will be shown on, and transfers of global debt securities will be made only through, records maintained by DTC and its participants.

     DTC has provided us the following information: DTC is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the United States Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered under the provisions of Section 17A of the Securities Exchange Act of 1934. DTC holds securities that its participants ("Direct Participants") deposit with DTC. DTC also records the settlement among Direct Participants of securities transactions, such as transfers and pledges, in deposited securities through computerized records for Direct Participant's accounts. This eliminates the need to exchange certificates. Direct Participants include securities brokers and dealers, banks, trust companies, clearing corporations and some other organizations.

     DTC's book-entry system is also used by other organizations such as securities brokers and dealers, banks and trust companies that work through a Direct Participant. The rules that apply to DTC and its participants are on file with the SEC.

     DTC is owned by a number of its Direct Participants and by the New York Stock Exchange, Inc., The American Stock Exchange, Inc. and the National Association of Securities Dealers, Inc.

     We will wire principal and interest payments to DTC's nominee. We and the Trustee will treat DTC's nominee as the owner of the global debt securities for all purposes. Accordingly, we, the Trustee and any paying agent will have no direct responsibility or liability to pay amounts due on the global debt securities to owners of beneficial interests in the global debt securities.

     It is DTC's current practice, upon receipt of any payment of principal or interest, to credit Direct Participants' accounts on the payment date according to their respective holdings of beneficial interests in the global debt securities as shown on DTC's records. In addition, it is DTC's current practice to assign any consenting or voting rights to Direct Participants whose accounts are credited with debt securities on a record date, by using an omnibus proxy. Payments by participants to owners of beneficial interests in the global debt securities, and voting by participants, will be governed by the customary practices between the participants and owners of beneficial interests, as is the case with debt securities held for the account of customers registered in "street name." However, payments will be the responsibility of the participants and not of DTC, the Trustee or us.

     Debt securities represented by a global debt security will be exchangeable for certificated debt securities with the same terms in authorized denominations only if:

     - DTC notifies us that it is unwilling or unable to continue as depositary or if DTC ceases to be a clearing agency registered under applicable law and a successor depositary is not appointed by us within 90 days; or

     - We determine not to require all of the debt securities of a series to be represented by a global debt security and notify the Trustee of our decision.

THE TRUSTEE

     The indenture will govern the duties, responsibilities and rights of the trustee, including the following:

     RESIGNATION OR REMOVAL OF TRUSTEE

     Under provisions of the indenture and the Trust Indenture Act governing trustee conflicts of interest, any uncured event of default under any series of senior debt securities will force the trustee to resign as trustee for either the subordinated debt securities or the senior debt securities. Also, any uncured event of default under any series of subordinated debt securities will force the trustee to resign as trustee for either the senior debt securities or the subordinated debt securities. Any resignation of the trustee will require the appointment of a successor trustee for the applicable debt securities in accordance with the terms and conditions of the indenture.

     The trustee may resign or be removed by us for one or more series of debt securities and a successor trustee be appointed to act for that series. The holders of a majority in aggregate principal amount of a series of debt securities may remove the trustee for that series.

     LIMITATIONS ON TRUSTEE IF IT IS OUR CREDITOR

     If the trustee becomes our creditor, the indenture will limit the trustee's right to obtain payment of claims in some circumstances, or to realize on certain property received in respect of those claims as security or otherwise.

     ANNUAL TRUSTEE REPORT TO HOLDERS OF DEBT SECURITIES

     The indenture will require the trustee to submit an annual report to the holders of the debt securities regarding, among other things, the trustee's eligibility to serve, the priority of the trustee's claims regarding advances made by it and any action taken by the trustee materially affecting those debt securities.

     CERTIFICATE AND OPINIONS TO BE FURNISHED TO TRUSTEE

     The indenture will provide that every application by us for action by the trustee requires an officers' certificate and an opinion of counsel stating that, in the opinion of the signers, we have complied with all conditions precedent to the action.

GOVERNING LAW

     The indenture and the debt securities will be governed by and construed in accordance with the laws of the State of New York.

                       RATIO OF EARNINGS TO FIXED CHARGES

                                       SIX MONTHS
                                          ENDED
                                        JUNE 30,                YEAR ENDED DECEMBER 31,
                                      -------------     ----------------------------------------
                                      1999     1998     1998     1997     1996     1995     1994
                                      ----     ----     ----     ----     ----     ----     ----
Ratio of Earnings to Fixed
  Charges...........................  1.30     n/a(1)   n/a(1)   n/a(1)   5.06     1.88     3.52

---------------

(1) Earnings are insufficient to cover fixed charges for the six months ended June 30, 1998 by $2,997,000 and for the years ended December 31, 1998 and 1997 by $4,067,000 and $14,399,000, respectively.

These computations include us, EOTT Energy Operating Limited Partnership, EOTT Energy Canada Limited Partnership and EOTT Energy Pipeline Limited Partnership, on a consolidated basis. For these ratios, "earnings" is the amount resulting from adding the following items:

     - income from continuing operations; and

     - fixed charges.

The term "fixed charges" means the sum of the following:

     - interest expense; and

     - an estimate of the interest within rental expenses.

                        DESCRIPTION OF OUR COMMON UNITS

     Generally, our common units represent limited partner interests that entitle the holders to participate in our cash distributions and to exercise the rights or privileges available to limited partners under our partnership agreement. For a description of the relative rights and preferences of holders of common units, holders of subordinated units and our general partner in and to cash distributions, together with a description of the circumstances under which subordinated units convert into common units, see "Cash Distribution Policy." Our limited partners are the holders of the 14,976,011 common units and the holders of the 9,000,000 subordinated units.

     Our outstanding common units are listed on the NYSE under the symbol "EOT." Any additional common units we issue will also be listed on the NYSE.

     The transfer agent and registrar for our common units is the First Chicago Trust Company of New York.

MEETINGS/VOTING

     Each holder of common units is entitled to one vote for each common unit on all matters submitted to a vote of the unitholders.

STATUS AS LIMITED PARTNER OR ASSIGNEE

     Except as described below under "-- Limited Liability," the common units will be fully paid, and unitholders will not be required to make additional capital contributions to us.

     Each purchaser of common units offered by this prospectus must execute a Transfer Application (the form of which is attached as Appendix I to this prospectus) whereby the purchaser requests admission as a substituted limited partner and makes representations and agrees to provisions stated in the Transfer Application. If this action is not taken, a purchaser will not be registered as a record holder of common units on the books of our transfer agent or issued a common unit certificate. Purchasers may hold common units in nominee accounts.

     An assignee, pending its admission as a substituted limited partner, is entitled to an interest in us equivalent to that of a limited partner with respect to the right to share in allocations and distributions, including liquidating distributions. Our general partner will vote and exercise other powers attributable to common units owned by an assignee who has not become a substituted limited partner at the written direction of the assignee. Transferees who do not execute and deliver transfer applications will be treated neither as assignees nor as record holders of common units and will not receive cash distributions, federal income tax allocations or reports furnished to record holders of common units. The only right the transferees will have is the right to admission as a substituted limited partner in respect of the transferred common units upon execution of a transfer application in respect of the common units. A nominee or broker who has executed a transfer application with respect to common units held in street name or nominee accounts will receive distributions and reports pertaining to its common units.

LIMITED LIABILITY

     Assuming that a limited partner does not participate in the control of our business within the meaning of the Delaware Revised Uniform Limited Partnership Act (the "Delaware Act") and that he otherwise acts in conformity with the provisions of our partnership agreement, his liability under the Delaware Act will be limited, subject to some possible exceptions, generally to the amount of capital he is obligated to contribute to us in respect of his units plus his share of any undistributed profits and assets.

     Under the Delaware Act, a limited partnership may not make a distribution to a partner to the extent that at the time of the distribution, after giving effect to the distribution, all liabilities of the partnership, other than liabilities to partners on account of their partnership interests and liabilities for which the recourse of creditors is limited to specific property of the partnership, exceed the fair value of the assets of the limited partnership. For the purposes of determining the fair value of the assets of a limited partnership, the Delaware Act provides that the fair value of the property subject to liability of which recourse of creditors is limited shall be included in the assets of the limited partnership only to the extent that the fair value of that property exceeds the nonrecourse liability. The Delaware Act provides that a limited partner who receives a distribution and knew at the time of the distribution that the distribution was in violation of the Delaware Act is liable to the limited partnership for the amount of the distribution, for three years from the date of the distribution.

REPORTS AND RECORDS

     As soon as practicable, but in no event later than 120 days after the close of each fiscal year, our general partner will furnish each unitholder of record (as of a record date selected by our general partner) an annual report containing our audited financial statements for the past fiscal year. These financial statements will be prepared in accordance with generally accepted accounting principles. In addition, no later than 90 days after the close of each quarter, (except the fourth quarter) our general partner will furnish each unitholder of record (as of a record date selected by our general partner) a report containing our unaudited financial statements and any other information required by law.

     Our general partner will use all reasonable efforts to furnish each unitholder of record information reasonably required for tax reporting purposes within 90 days after the close of each fiscal year. Our general partner's ability to furnish this summary tax information will depend on the cooperation of unitholders in supplying information to our general partner. Each unitholder will receive information to assist him in determining his U.S. federal and state and Canadian federal and provincial tax liability and filing his U.S. federal and state and Canadian federal and provincial income tax returns.

     A limited partner can, for a purpose reasonably related to the limited partner's interest as a limited partner, upon reasonable demand and at his own expense, have furnished to him:

     - a current list of the name and last known address of each partner;

     - a copy of our tax returns;

     - information as to the amount of cash and a description and statement of the agreed value of any other property or services, contributed or to be contributed by each partner and the date on which each became a partner;

     - copies of our partnership agreement, our certificate of limited partnership, amendments to either of them and powers of attorney which have been executed under our partnership agreement;

     - information regarding the status of our business and financial condition; and

     - any other information regarding our affairs as is just and reasonable.

     Our general partner may, and intends to, keep confidential from the limited partners trade secrets or other information the disclosure of which our general partner believes in good faith is not in our best interest or which we are required by law or by agreements with third parties to keep confidential.

                            CASH DISTRIBUTION POLICY

     One of our principal objectives is to generate cash from our operations and to distribute cash to our partners each quarter. We are required to distribute to our partners 100% of our available cash each quarter. Our available cash is defined in our partnership agreement and is generally the sum of the cash we receive in a quarter less cash disbursements, adjusted for net changes in reserves.

     During a subordination period the holders of our common units are entitled to receive each quarter a minimum quarterly distribution of $0.475 per unit ($1.90 annualized) prior to any distribution of available cash to holders of our subordinated units. The subordination period is defined generally as the period that will end if we have distributed at least the minimum quarterly distribution on all outstanding units each quarter for four consecutive quarters and our adjusted available cash constituting cash from operations, as defined in our partnership agreement, for such four quarter period in the aggregate and each of the last two quarters of such four quarter period was at least 110% of the amount that would have been sufficient to enable us to distribute the minimum quarterly distribution on all outstanding units on a fully diluted basis.

     During the subordination period, our cash is distributed first 98% to the holders of common units and 2% to our general partner until there has been distributed to the holders of common units an amount equal to the minimum quarterly distribution and any arrearages. Any additional cash is distributed 98% to the holders of subordinated units and 2% to our general partner until there has been distributed to the holders of subordinated units an amount equal to the minimum quarterly distribution. If the subordination period ends, the rights of the holders of subordinated units will no longer be subordinated to the rights of the holders of common units and such units may be converted into common units.

     Our general partner is entitled to incentive distributions if the amount we distribute with respect to any quarter exceeds levels specified in our partnership agreement. Under the quarterly, incentive distribution provisions, generally our general partner is entitled to 15% of amounts we distribute in excess of $0.525 per common unit, 25% of amounts we distribute in excess of $0.625 per common unit and 50% of amounts we distribute in excess of $0.725 per common unit.

     The minimum quarterly distribution and the amounts that trigger incentive distributions at various levels are subject to adjustment, as described in our partnership agreement. Our partnership agreement characterizes cash distributions as either distributions of cash from operations or distributions of cash from interim capital transactions. Generally, cash from operations refers to cash generated by the operation of our business after deducting related cash expenditures, reserves, debt service and other items specified in our partnership agreement, and cash from interim capital transactions refers to cash generated from borrowings, sales of debt and equity securities and sales or other dispositions of assets for cash, with some exceptions. To avoid the difficulty of trying to determine whether available cash distributed is cash from operations or cash from interim capital transactions, our partnership agreement provides that all cash distributed will be considered cash from operations unless the amount distributed exceeds the cash generated from our operations since June 30, 1995. Any excess will be considered cash from interim capital transactions. We do not anticipate that we will distribute significant amounts of cash from interim capital transactions, but if we do distribute cash from interim capital transactions the distribution will be treated as a return of capital, and the minimum quarterly distribution amount and the amounts that trigger incentive distributions will be adjusted downward. In that case the adjusted minimum quarterly distribution will be $0.475 multiplied by a fraction, the numerator of which is $20 less the total per unit cash from interim capital transactions distributed and the denominator of which is $20. The amounts that trigger incentive distributions at various levels will also be adjusted to the levels described above multiplied by the same fraction.

     Enron has committed to contribute to us up to $29 million ($26.5 million of which remains available) if necessary to support our ability to pay the minimum quarterly distribution on our common units with respect to quarters ending on or prior to December 31, 2001. In exchange for contributions under Enron's support obligation, we will issue additional partnership interests that are not entitled to cash distributions or voting rights. These additional partnership interests must be redeemed by us, at Enron's option, with any available cash in excess of the amount needed to pay the minimum quarterly distribution on all units plus any arrearages in the minimum quarterly distribution on common units during the subordination period. After Enron's obligation to provide distribution support expires, actual quarterly distributions of available cash will depend solely on our performance.

                    DESCRIPTION OF OUR PARTNERSHIP AGREEMENT

     The following is a summary of the material provisions of our partnership agreement. Our partnership agreement and all amendments thereto have been filed as exhibits to our Form 10-K, which is incorporated by reference in this prospectus. The following provisions of our partnership agreement are summarized elsewhere in this prospectus:

     - distributions of our available cash are described under "Cash Distribution Policy;"

     - allocations of taxable income and other tax matters are described under "Tax Considerations;" and

     - rights of holders of common units, are described under "Description of Our Common Units."

PURPOSE

     Our purpose under our partnership agreement is limited to serving as the limited partner of our operating partnerships and engaging in any business activities that may be engaged in by our operating partnership or that is approved by our general partner. The partnership agreements of our operating partnerships provide that they may engage in any activity that was engaged in by our predecessors at the time of our initial public offering or reasonably related thereto and any other activity approved by our general partner.

POWER OF ATTORNEY

     Each limited partner, and each person who acquires a unit from a unitholder and executes and delivers a transfer application, grants to our general partner and, if appointed, a liquidator, a power of attorney to, among other things, execute and file documents required for our qualification, continuance or dissolution. The power of attorney also grants the authority for the amendment of, and to make consents and waivers under, our partnership agreement.

CAPITAL CONTRIBUTIONS

     Unitholders are not obligated to make additional capital contributions, except as described below under "Description of Our Common Units -- Limited Liability."

REIMBURSEMENT OF OUR GENERAL PARTNER

     Our general partner does not receive any compensation for its services as our general partner. It is, however, entitled to be reimbursed for all of its costs incurred in managing and operating our business. Our partnership agreement provides that our general partner will determine the expenses that are allocable to us in any reasonable manner determined by our general partner in its sole discretion.

ISSUANCE OF ADDITIONAL SECURITIES

     Our partnership agreement authorizes us to issue an unlimited number of additional limited partner interests and other equity securities that are equal in rank with or junior to our common units on terms and conditions established by our general partner in its sole discretion without the approval of any limited partners. During the subordination period, however, except as set forth in the following paragraph, we may not issue an aggregate of more than approximately 10 million additional common units or an equivalent number of units that are equal in rank with our common units, in each case, without the approval of the holders of at least two-thirds of our outstanding common units.

     During the subordination period, we may issue an unlimited number of common units to finance an acquisition or a capital improvement that would have resulted, on a pro forma basis, in an increase in per unit adjusted available cash constituting cash from operations, as provided in our partnership agreement.

     In no event may we issue partnership interests that are senior to our common units without the approval of the holders of at least two-thirds of our outstanding common units.

     It is possible that we will fund acquisitions through the issuance of additional common units or other equity securities. Holders of any additional common units we issue will be entitled to share equally with the then-existing holders of common units in our cash distributions. In addition, the issuance of additional partnership interests may dilute the value of the interests of the then-existing holders of common units in our net assets.

     In accordance with Delaware law and the provisions of our partnership agreement, we may also issue additional partnership interests that, in the sole discretion of our general partner, may have special voting rights to which common units are not entitled.

     Our general partner has the right, which it may from time to time assign in whole or in part to any of its affiliates, to purchase common units, subordinated units or other equity securities whenever, and on the same terms that, we issue those securities to persons other than our general partner and its affiliates, to the extent necessary to maintain their percentage interests in us that existed immediately prior to the issuance. The holders of common units will not have preemptive rights to acquire additional common units or other partnership interests in us.

AMENDMENTS TO OUR PARTNERSHIP AGREEMENT

     Amendments to our partnership agreement may be proposed only by our general partner. In general, proposed amendments must be approved by holders of at least two-thirds of our outstanding units. However, in some limited circumstances, more particularly described in our partnership agreement, our general partner may make amendments to our partnership agreement without the approval of our limited partners or assignees.

     Any amendment that materially and adversely affects the rights or preferences of any type or class of limited partner interests in relation to other types of classes of limited partner interest or our general partner interest will require the approval of at least a majority of the type or class of limited partner interest so affected (excluding any limited partner interests held by our general partner or its affiliates).

WITHDRAWAL OR REMOVAL OF OUR GENERAL PARTNER

     Except as described below, our general partner has agreed not to withdraw voluntarily as our general partner prior to April 1, 2004 without obtaining the approval of the holders of at least two-thirds of our outstanding units, excluding those held by our general partner and its affiliates, and furnishing an opinion of counsel regarding limited liability and tax matters. On or after April 1, 2004, our general partner may withdraw as general partner without first obtaining approval of any unitholder by giving 90 days' written notice, and that withdrawal will not constitute a violation of our partnership agreement. In addition, our general partner may withdraw without unitholder approval upon 90 days' notice to our limited partners if at least 50% of our outstanding common units are held or controlled by one person and its affiliates other than our general partner and its affiliates. In addition, our partnership agreement permits our general partner in some limited instances to sell or otherwise transfer all of its general partner interest without the approval of our unitholders. There are no restrictions on Enron's ability to sell the capital stock of our general partner.

     Upon the withdrawal of our general partner under any circumstances, the holders of a majority of our outstanding units (other than those owned by the withdrawing general partner), may select a successor to that withdrawing general partner. If a successor is not elected, or is elected but an opinion of counsel regarding limited liability and tax matters cannot be obtained, we will be dissolved, wound up and liquidated, unless within 180 days after that withdrawal, the holders of a majority of our outstanding units agree in writing to continue our business and to appoint a successor general partner.

     Our general partner may not be removed unless that removal is approved by the vote of the holders of not less than two-thirds of our outstanding units, excluding units held by our general partner and its affiliates, and we receive an opinion of counsel regarding limited liability and tax matters. Any removal of this kind is also subject to the approval of a successor general partner by the vote of the holders of a majority of our outstanding units, excluding those held by our withdrawing general partner and its affiliates.

     Our partnership agreement also provides that if our general partner is removed under circumstances where cause does not exist, the subordination period will end, any outstanding additional partnership interests will be redeemable at Enron's option and Enron's obligation to support distributions on common units will terminate.

LIQUIDATION AND DISTRIBUTION OF PROCEEDS

     Upon our dissolution, unless we are reconstituted and continued as a new limited partnership, the person authorized to wind up our affairs (the liquidator) will, acting with all the powers of our general partner that the liquidator deems necessary or desirable in its good faith judgment, liquidate our assets. The proceeds of the liquidation will be applied as follows: (i) first, towards the payment of all of our creditors and the creation of a reserve for contingent liabilities and (ii) then, to all partners in accordance with the positive balance in the respective capital accounts. Under some circumstances and subject to some limitations, the liquidator may defer liquidation or distribution of our assets for a reasonable period of time. If the liquidator determines that a sale would be impractical or would cause loss to the partners, our general partner may distribute assets to partners in kind.

CHANGE OF MANAGEMENT PROVISIONS

     Our partnership agreement contains specific provisions that are intended to discourage a person or group from attempting to remove our general partner or otherwise change management.

LIMITED CALL RIGHT

     If at any time our general partner and its affiliates own 80% or more of the issued and outstanding limited partner interests of any class, our general partner will have the right to purchase all, but not less than all, of the outstanding limited partner interests of that class that are held by non-affiliated persons. The record date for determining ownership of the limited partner interests would be selected by our general partner on at least 10 but not more than 60 days' notice. The purchase price in the event of a purchase under these provisions would be the greater of (i) the current market price (as defined in our partnership agreement) of the limited partner interests of the class as of the date five days prior to the mailing of written notice of its election to purchase the units and (ii) the highest cash price paid by our general partner or any of its affiliates for any limited partner interest of the class purchased within the 90 days preceding the date our general partner mails notice of its election to purchase the units.

INDEMNIFICATION

     Under our partnership agreement, in most circumstances, we will indemnify our general partner, its affiliates and their officers and directors to the fullest extent permitted by law, from and against all losses, claims or damages any of them may suffer by reason of their status as general partner, officer or director, as long as the person seeking indemnity acted in good faith and in a manner believed to be in or not opposed to our best interest. Any indemnification under these provisions will only be out of our assets. Our general partner shall not be personally liable for, or have any obligation to contribute or loan funds or assets to us to enable us to effectuate indemnification. We are authorized to purchase insurance against liabilities asserted against and expenses incurred by persons for our activities, regardless of whether we would have the power to indemnify the person against liabilities under our partnership agreement.

REGISTRATION RIGHTS

     Under our partnership agreement, we have agreed to register for resale under the Securities Act and applicable state securities laws any common units, subordinated units or other partnership securities proposed to be sold by our general partner or any of its affiliates or their assignees if an exemption from the registration requirements is not otherwise available. We are obligated to pay all expenses incidental to the registration, excluding underwriting discounts and commissions.

                               TAX CONSIDERATIONS

     This section is a summary of all of the material federal income tax considerations that may be relevant to you and, to the extent set forth below under "-- Legal Opinions and Advice," represents the opinion of our counsel Vinson & Elkins L.L.P. ("Counsel"), insofar as it relates to matters of United States federal income tax law and legal conclusions. This section is based upon current provisions of the Internal Revenue Code of 1986 (the "Code"), existing and proposed regulations thereunder and current administrative rulings and court decisions, all of which are subject to change. Subsequent changes may cause the tax consequences to vary substantially from the consequences described below.

     We have made no attempt in the following discussion to comment on all federal income tax matters affecting our unitholders or us. Moreover, the discussion focuses on our unitholders who are individual citizens or residents of the United States and has only limited application to corporations, estates, trusts or non-resident aliens. Accordingly, you should consult, and should depend on, your own tax advisor in analyzing the federal, state, local and foreign tax consequences to you of the ownership or disposition of common units.

LEGAL OPINIONS AND ADVICE

     Counsel has expressed its opinion that, based on the accuracy of representations and subject to the qualifications set forth in the detailed discussion that follows, for federal income tax purposes: we and our operating limited partnerships will each be treated as a partnership; and owners of common units (with some exceptions, as described in "-- Limited Partner Status" below) will be treated as our partners (but not partners of the operating limited partnerships). In addition, all statements as to matters of law and legal conclusions contained in this section, unless otherwise noted, reflect the opinion of Counsel. Counsel has also advised us that, based on current law, the following general description of the principal federal income tax consequences that should arise from the ownership and disposition of common units, insofar as it relates to matters of law and legal conclusions, addresses all material tax consequences to our unitholders who are individual citizens or residents of the United States.

     We have not requested any ruling from the Internal Revenue Service (the "IRS") with respect to the foregoing issues or any other matter affecting our unitholders or us. An opinion of counsel represents only counsel's best legal judgment and does not bind the IRS or the courts. Thus, we cannot assure you that the opinions and statements set forth in this prospectus would be sustained by a court if contested by the IRS. The costs of any contest with the IRS will be borne directly or indirectly by our unitholders and our general partner. Furthermore, we cannot assure you that our treatment or an investment in us will not be significantly modified by future legislative or administrative changes or court decisions. Any modification may or may not be retroactively applied.

PARTNERSHIP STATUS

     A partnership is not a taxable entity and incurs no federal income tax liability. Instead, each partner is required to take into account his allocable share of items of our income, gain, loss, deduction and credit in computing his federal income tax liability, regardless of whether cash distributions are made. Distributions by us to a unitholder are generally not taxable unless the amount of any cash distributed is in excess of his adjusted basis in his partnership interest.

     Pursuant to certain Treasury Regulations effective January 1, 1997 (the "Check-the-Box Regulations"), an entity in existence on January 1, 1997, will generally retain its current classification for federal income tax purposes. As of January 1, 1997, each of our operating limited partnerships and we were classified and taxed as a partnership. Pursuant to the Check-the-Box Regulations, this prior classification will be respected for all periods prior to January 1, 1997, if:

     - the entity had a reasonable basis for the claimed classification;

     - the entity recognized the federal tax consequences of any change in classification within five years prior to January 1, 1997; and

     - the entity was not notified prior to May 8, 1996 that the entity classification was under examination.

Based on these regulations and the applicable federal income tax law, Counsel has opined that we and each of our operating limited partnerships have been and will be classified as a partnership for federal income tax purposes. In rendering its opinion, Counsel has relied on factual representations and covenants made by our general partner and us:

     - neither we nor any of our operating limited partnerships have elected or will elect to be treated as an association taxable as a corporation;

     - except as otherwise required by Section 704 of the Code and regulations promulgated thereunder, our general partner has had and will have, in the aggregate, an interest in each material item of our income, gain, loss, deduction or credit equal to at least 1% at all times during our existence;

     - a representation and covenant of our general partner that our general partner has and will maintain, in the aggregate, a minimum capital account balance in us equal to 1% of our total positive capital account balances;

     - for each taxable year, less than 10% of our gross income has been and will be derived from sources other than (i) the exploration, development, mining or production, processing, refining, transportation or marketing of any mineral or natural resource, including oil, gas or products thereof and naturally occurring carbon dioxide or (ii) other items of income as to which Counsel has opined or will opine will be "qualifying income" within the meaning of Section 7704(d) of the Code; and

     - we and each of our operating limited partnerships are organized and will be operated in accordance with (i) all applicable partnership statutes,
       (ii) its or our respective partnership agreement and (iii) its or our description in this Registration Statement.

Counsel's opinion as to our partnership classification in the event of a change in our general partner is based upon the assumption that the new general partner will satisfy the foregoing representations and covenants.

     Section 7704 of the Code provides that publicly-traded partnerships will, as a general rule, be taxed as corporations. However, an exception (the "Natural Resource Exception") exists with respect to publicly-traded partnerships 90% or more of the gross income of which for every taxable year consists of "qualifying income." Qualifying income includes income and gains derived from the transportation and trading of oil and petroleum products and natural gas processing as conducted by us. Other types of qualifying income include interest (from other than a financial business), dividends, gains from the sale of real property and gains from the sale or other disposition of capital assets held for the production of income that otherwise constitutes qualifying income. We estimate that less than 5% of our gross income is not qualifying income under this test; however, this estimate could change from time to time. Based upon and subject to that estimate, the factual representations made by us and the general partner and a review of the applicable legal authorities, Counsel is of the opinion that at least 95% of our gross income constitutes qualifying income.

     If we fail to meet the Natural Resource Exception (other than a failure determined by the IRS to be inadvertent that is cured within a reasonable time after discovery), we will be treated as if we had transferred all of our assets (subject to liabilities) to a newly-formed corporation (on the first day we fail to meet the Natural Resource Exception) in return for stock in the corporation, and then distributed the stock to our unitholders in liquidation of their interests in us. This contribution and liquidation should be tax-free to our unitholders and us, so long as we, at such time, do not have liabilities in excess of the basis of our assets. Thereafter, we would be treated as a corporation for federal income tax purposes.

     If we were treated as an association or otherwise taxable as a corporation in any taxable year, as a result of a failure to meet the Natural Resource Exception or otherwise, our items of income, gain, loss, deduction and credit would be reflected only on our tax return rather than being passed through to our unitholders, and our net income would be taxed at the entity level at corporate rates. In addition, any distribution made to our unitholders would be treated as either taxable dividend income (to the extent of our current or accumulated earnings and profits), in the absence of earnings and profits as a nontaxable return of capital (to the extent of his basis in his common units) or taxable capital gain (after his basis in the common units is reduced to zero). Accordingly, our treatment as an association taxable as a corporation would result in a material reduction in a unitholder's cash flow and after-tax return.

     The discussion below is based on the assumption that we will be classified as a partnership for federal income tax purposes.

LIMITED PARTNER STATUS

     Our unitholders who have become limited partners will be treated as partners for federal income tax purposes. Moreover, the IRS has ruled that assignees of partnership interests who have not been admitted to a partnership as partners, but who have the capacity to exercise substantial dominion and control over the assigned partnership interests, will be treated as partners for federal income tax purposes. On the basis of this ruling, except as otherwise described herein, Counsel is of the opinion that (a) assignees who have executed and delivered Transfer Applications and are awaiting admission as limited partners and (b) our unitholders whose common units are held in street name or by a nominee and who have the right to direct the nominee in the exercise of all substantive rights attendant to the ownership of their common units will be treated as partners for federal income tax purposes. As this ruling does not extend, on its facts, to assignees of common units who are entitled to execute and deliver Transfer Applications and thereby become entitled to direct the exercise of attendant rights, but who fail to execute and deliver Transfer Applications, Counsel's opinion does not extend to these persons. Income, gain, deductions, losses or credits would not appear to be reportable by these unitholders, and any cash distributions received by these unitholders would therefore be fully taxable as ordinary income. These holders should consult their own tax advisors with respect to their status as partners for federal income tax purposes. A purchaser or other transferee of common units who does not execute and deliver a Transfer Application may not receive federal income tax information or reports furnished to record holders of common units unless the common units are held in a nominee or street name account and the nominee or broker has executed and delivered a Transfer Application with respect to the common units.

     A beneficial owner of common units whose common units have been transferred to a short seller to complete a short sale would appear to lose his status as a partner for federal income tax purposes with respect to the common units sold short. See "-- Tax Treatment of Our Operations -- Treatment of Short Sales."

TAX CONSEQUENCES OF COMMON UNIT OWNERSHIP

     FLOW-THROUGH OF TAXABLE INCOME

     We will pay no federal income tax. Instead, each of our unitholders will be required to report on his income tax return his allocable share of our income, gains, losses and deductions without regard to whether corresponding cash distributions are received by him. Consequently, we may allocate income to our unitholders although they have not received a cash distribution in respect of that income.

     TREATMENT OF PARTNERSHIP DISTRIBUTIONS

     Our distributions to any of our unitholders will not be taxable for federal income tax purposes to the extent of his basis in his common units immediately before the distribution. Cash distributions in excess of a common unitholder's basis generally will be considered to be gain from the sale or exchange of the common units, taxable in accordance with the rules described under "-- Tax Consequences of Common Unit Ownership -- Disposition of Common Units." Any reduction in a common unitholder's share of our liabilities for which no partner, including our general partner, bears the economic risk of loss ("nonrecourse liabilities") will be treated as a distribution of cash to that unitholder.

     BASIS OF COMMON UNITS

     A unitholder's initial tax basis for his common units will be the amount paid for the common unit plus his share of our nonrecourse liabilities. The initial tax basis for a common unit will be increased by the unitholder's share of our income and by any increase in the unitholder's share of our nonrecourse liabilities. The basis for a common unit will be decreased (but not below zero) by our distributions, including any decrease in the unitholder's share of our nonrecourse liabilities, by the unitholder's share of our losses and by the unitholder's share of our expenditures that are not deductible in computing his taxable income and are not required to be capitalized. A unitholder's share of our nonrecourse liabilities will be generally based on the unitholder's share of our profits.

     LIMITATIONS ON DEDUCTIBILITY OF OUR LOSSES

     To the extent we incur losses, a unitholder's share of deductions for the losses will be limited to the tax basis of the unitholder's common units or, in the case of an individual unitholder or a corporate unitholder if more than 50% of the value of his stock is owned directly or indirectly by five or fewer individuals or some tax-exempt organizations, to the amount that the unitholder is considered to be "at risk" with respect to our activities, if that is less than the unitholder's basis. A unitholder must recapture losses deducted in previous years to the extent that our distributions cause the unitholder's at risk amount to be less than zero at the end of any taxable year. Losses disallowed to a unitholder or recaptured as a result of these limitations will carry forward and will be allowable to the extent that the unitholder's basis or at risk amount (whichever is the limiting factor) is increased.

     In general, a unitholder will be at risk to the extent of the purchase price of his common units, but this will be less than the unitholder's basis for his common units by the amount of the unitholder's share of any of our nonrecourse liabilities. A unitholder's at risk amount will increase or decrease as the basis of the unitholder's common units increases or decreases except that changes in our nonrecourse liabilities will not increase or decrease the at risk amount.

     The passive loss limitations generally provide that individuals, estates, trusts and some closely held corporations and personal service corporations can only deduct losses from passive activities (generally, activities in which the taxpayer does not materially participate) that are not in excess of the taxpayer's income from passive activities or investments. The passive loss limitations are applied separately with respect to each publicly-traded partnership. Consequently, any losses generated by us will only be available to offset future income that we generate and will not be available to offset income from other passive activities or investments (including other publicly-traded partnerships) or salary or active business income. Passive losses that are not deductible because they exceed the unitholder's income that we generate may be deducted in full when the unitholder disposes of his entire investment in us in a fully taxable transaction to an unrelated party. The passive activity loss rules are applied after other applicable limitations on deductions such as the at risk rules and the basis limitation.

     A unitholder's share of our net income may be offset by any of our suspended passive losses, but it may not be offset by any other current or carryover losses from other passive activities, including those attributable to other publicly-traded partnerships. The IRS has announced that Treasury Regulations will be issued that characterize net passive income from a publicly-traded partnership as investment income for purposes of the limitations on the deductibility of investment interest.

     LIMITATIONS ON INTEREST DEDUCTIONS

     The deductibility of a non-corporate taxpayer's "investment interest expense" is generally limited to the amount of the taxpayer's "net investment income." As noted, a unitholder's share of our net passive income will be treated as investment income for this purpose. In addition, the unitholder's share of our portfolio income will be treated as investment income. Investment interest expense includes:

     - interest on indebtedness properly allocable to property held for investment;

     - our interest expense attributed to portfolio income; and

     - the portion of interest expense incurred to purchase or carry an interest in a passive activity to the extent attributable to portfolio income.

     The computation of a unitholder's investment interest expense will take into account interest on any margin account borrowing or other loan incurred to purchase or carry a common unit to the extent attributable to his portfolio income. Net investment income includes gross income from property held for investment, gain attributable to the disposition of property held for investment and amounts treated as portfolio income pursuant to the passive loss rules less deductible expenses (other than interest) directly connected with the production of investment income.

     ALLOCATION OF OUR INCOME, GAIN, LOSS AND DEDUCTION

     Our partnership agreement provides that a capital account be maintained for each partner, that the capital accounts generally be maintained in accordance with the applicable tax accounting principles set forth in applicable Treasury Regulations and that all allocations to a partner be reflected by an appropriate increase or decrease in his capital account. Distributions upon our liquidation are generally to be made in accordance with positive capital account balances.

     In general, if we have a net profit, items of income, gain, loss and deduction will be allocated among our general partner and our unitholders in accordance with their respective percentage interests in us. A class of our unitholders that receives more cash than another class, on a per unit basis, with respect to a year, will be allocated additional income equal to that excess. If we have a net loss, items of income, gain, loss and deduction will generally be allocated for both book and tax purposes (1) first, to our general partner and our unitholders in accordance with their respective percentage interests to the extent of their positive capital accounts and (2) second, to our general partner.

     Notwithstanding the above, as required by Section 704(c) of the Code, some items of our income, deduction, gain and loss will be specially allocated to account for the difference between the tax basis and fair market value of property contributed to us ("Contributed Property") or owned by us at the time new units are sold by us ("Adjusted Property"). In addition, some items of recapture income will be allocated to the extent possible to the partner allocated the deduction giving rise to the treatment of the gain as recapture income in order to minimize the recognition of ordinary income by some of our unitholders. Although we believe that these allocations will be respected under recently adopted Treasury Regulation, if they are not respected, the amount of the income or gain allocated to a unitholder will not change, but instead a change in the character of the income allocated to a unitholder would result. Finally, although we do not expect that our operations will result in the creation of negative capital accounts, if negative capital accounts nevertheless result, items of our income and gain will be allocated in an amount and manner sufficient to eliminate the negative balance as quickly as possible.

     Regulations provide that an allocation of items of our income, gain, loss, deduction or credit, other than an allocation required by Section 704(c) of the Code to eliminate the disparity between a partner's "book" capital account (credited with the fair market value of Contributed Property and credited or debited with any gain or loss attributable to an Adjusted Property) and "tax" capital account (credited with the tax basis of Contributed Property) (the "Book-Tax Disparity"), will generally be given effect for federal income tax purposes in determining a partner's distributive share of an item of income, gain, loss or deduction only if the allocation has substantial economic effect. In any other case, a partner's distributive share of an item will be determined on the basis of the partner's interest in us, which will be determined by taking into account all the facts and circumstances, including the partner's relative contributions to us, the interests of the partners in economic profits and losses, the interests of the partners in cash flow and other non-liquidating distributions and rights of the partners to distributions of capital upon liquidation.

     Under the Code, the partners in a partnership cannot be allocated more depreciation, gain or loss than the total amount of the item recognized by that partnership in a particular taxable period. This rule, often referred to as the "ceiling limitation," is not expected to have significant application to allocations with respect to Contributed Properties or Adjusted Properties and thus, is not expected to prevent our unitholders from receiving allocations of depreciation, gain or loss from our properties equal to that which they would have received had our properties actually had a basis equal to fair market value at the outset or at the time new units are issued by us. However, to the extent the ceiling limitation is or becomes applicable, our partnership agreement requires that some items of income and deduction be allocated in a way designed to effectively "cure" this problem and eliminate the impact of the ceiling limitations. These allocations will not have substantial economic effect because they will not be reflected in the capital accounts of our unitholders.

     The legislative history of Section 704(c) states that Congress anticipated that Treasury Regulations would permit partners to agree to a more rapid elimination of Book-Tax Disparities than required provided there is no tax avoidance potential. Further, under Treasury Regulations under Section 704(c), allocations similar to the curative allocations would be allowed. However, since the final Treasury Regulations are not applicable to us, Counsel is unable to opine on the validity of the curative allocations.


     Counsel is of the opinion that, with the exception of curative allocations and the allocation of recapture income discussed above and the deduction for amortizable goodwill discussed below (see "-- Tax Treatment of Our
Operations -- Initial Tax Basis, Depreciation and Amortization"), allocations under our partnership agreement will be given effect for federal income tax purposes in determining a partner's distributive share of an item of income, gain, loss or deduction. There are, however, uncertainties in the Treasury Regulations relating to allocations of partnership income, and investors should be aware that some of the allocations in our partnership agreement may be successfully challenged by the IRS.


     TAX TREATMENT OF OUR OPERATIONS

     Accounting Method and Taxable Year

     We use the calendar year as our taxable year and adopt the accrual method of accounting for federal income tax purposes.

     Initial Tax Basis, Depreciation and Amortization

     The tax basis established for our various assets will be used for purposes of computing depreciation and cost recovery deductions and, ultimately, gain or loss on the disposition of those assets. Our assets initially had an aggregate tax basis equal to the sum of each unitholder's tax basis in his common units or subordinated units and the tax basis of our general partner in its general partner interest.

     The IRS may challenge the method adopted by us to allocate this aggregate tax basis among our assets and our treatment of certain amortizable intangible assets. The IRS may (i) challenge either the fair market values or the useful lives assigned to our assets or (ii) seek to characterize intangible assets as non-amortizable goodwill. If the challenge or characterization were successful, the deductions allocated to a common unitholder in respect of our assets would be reduced, and a unitholder's share of taxable income received from us would be increased accordingly. Any increase could be material.

     To the extent allowable, our general partner may elect to use the depreciation and cost recovery methods that will result in the largest depreciation deductions in our early years. Property that we subsequently acquire or construct may be depreciated using accelerated methods permitted by the Code.

     If we dispose of depreciable property by sale, foreclosure or otherwise, all or a portion of any gain (determined by reference to the amount of depreciation previously deducted and the nature of the property) may be subject to the recapture rules and taxed as ordinary income rather than capital gain. Similarly, a partner who has taken cost recovery or depreciation deductions with respect to property owned by us may be required to recapture deductions upon a sale of his interest. See "-- Tax Consequences of Common Unit
Ownership -- Allocation of Our Income, Gain, Loss and Deduction" and "-- Tax Consequences of Common Unit Ownership -- Disposition of Common
Units -- Recognition of Gain or Loss."

     Costs we incurred in organizing may be amortized over any period we select not shorter than 60 months. The costs incurred in promoting the issuance of units must be capitalized and cannot be deducted currently, ratably or upon our termination. There are uncertainties regarding the classification of costs as organization expenses, that may be amortized, and as syndication expenses which may not be amortized.

     Section 754 Election

     We previously made the election permitted by Section 754 of the Code. This election is irrevocable without the consent of the IRS. The election generally permits a purchaser of common units to adjust his share of the basis in our properties ("inside basis") pursuant to Section 743(b) of the Code to fair market value (as reflected by his common unit price). See "Tax
Considerations -- Allocation of Our Income,

Gain, Loss and Deduction." The Section 743(b) adjustment is attributed solely to a purchaser of units and is not added to the basis of our assets associated with all of our unitholders. (For purposes of this discussion, a partner's inside basis in our assets will be considered to have two components: (1) his share of our actual basis in our assets (the "Common Basis"); and (2) his Section 743(b) adjustment allocated to each of our assets.)

     Proposed Treasury Regulation Section 1.197-2(g)(3) generally requires that the 743(b) adjustment attributable to amortizable intangible assets under
Section 197 should be treated as a newly-acquired asset placed in service on the date when the transfer occurs. Under Treasury Regulation Section 1.167(c)- 1(a)(6), a Section 743(b) adjustment attributable to property subject to depreciation under Section 167 of the Code rather than cost recovery deductions under Section 168 is generally required to be depreciated using either the straight-line method or the 150% declining balance method. We intend to utilize the 150% declining balance method on our property subject to depreciation under
Section 167. Although the proposed regulations under Section 743 will likely eliminate many of the problems if finalized in their current form, the depreciation method and useful lives associated with the Section 743(b) adjustment may differ from the method and useful lives generally used to depreciate the Common Basis in our properties. Pursuant to our partnership agreement, our general partner is authorized to adopt a convention to preserve the uniformity of common units even if that convention is not consistent with Treasury Regulation Section 1.167(c)-1(a)(6) or 1.197-2(g)(3). See "-- Tax Consequences of Common Unit Ownership -- Uniformity of Common Units."

     Although Counsel is unable to opine as to the validity of this approach, we intend to depreciate the portion of a Section 743(b) adjustment attributable to unrealized appreciation in the value of Contributed Property or Adjusted Property (to the extent of any unamortized Book-Tax Disparity) using a rate of depreciation or amortization derived from the depreciation or amortization method and useful life applied to the Common Basis of our property. This method is consistent with the proposed regulations under Section 743 but is arguably inconsistent with Treasury Regulation Section 1.167(c)-1(a)(6) or Proposed Treasury Regulation Section 1.197-2(g)(3). To the extent that the Section 743(b) adjustment is attributable to appreciation in value in excess of the unamortized Book-Tax Disparity, we will apply the rules described in the Treasury Regulations and legislative history. If we determine that this position cannot reasonably be taken, we may adopt a depreciation or amortization convention under which all purchasers acquiring common units in the same month would receive depreciation or amortization, whether attributable to the Common Basis or the Section 743(b) basis, based upon the same applicable rate as if they had purchased a direct interest in our property. This aggregate approach may result in lower annual depreciation or amortization deductions than would otherwise be allowable to some of our unitholders. See "-- Tax Consequences of Common Unit Ownership -- Uniformity of Common Units."

     The allocation of the Section 743(b) adjustment must be made in accordance with the principles of Section 1060 of the Code. Based on these principles, the IRS may seek to reallocate some or all of any Section 743(b) adjustment not so allocated by us to goodwill. Alternatively, it is possible that the IRS may seek to treat the portion of the Section 743(b) adjustment attributable to the Underwriter's discount as if allocable to a non-deductible syndication cost.

     A Section 754 election is advantageous if the transferee's basis in his common units is higher than his common units' share of the aggregate basis of our assets immediately prior to the transfer. In that case, pursuant to the election, the transferee would take a new and higher basis in his share of our assets for purposes of calculating, among other items, his depreciation deductions and his share of any gain or loss on a sale of our assets. Conversely, a Section 754 election is disadvantageous if the transferee's basis in his common units is lower than his common units' share of the aggregate basis of our assets immediately prior to the transfer. Thus, the amount that a unitholder will be able to obtain upon the sale of his common units may be affected either favorably or adversely by the election.

     The calculations involved in the Section 754 election are complex and we will make them on the basis of some assumptions as to the value of our assets and other matters. There is no assurance that the determinations we make will not be successfully challenged by the IRS and that the deductions attributable to them will not be disallowed or reduced. Should the IRS require a different basis adjustment to be made, and should, in our general partner's opinion, the expense of compliance exceed the benefit of the election, our general partner may seek permission from the IRS to revoke our Section 754 election. If permission is granted, a purchaser of common units subsequent to the revocation probably will incur increased tax liability.

     Alternative Minimum Tax

     Each unitholder will be required to take into account his distributive share of any items of our income, gain or loss for purposes of the alternative minimum tax. A portion of our depreciation deductions may be treated as an item of tax preference for this purpose.

     A unitholder's alternative minimum taxable income derived from us may be higher than his share of our net income because we may use more accelerated methods of depreciation for purposes of computing federal taxable income or loss. The minimum tax rate for individuals is 26% on the first $175,000 of alternative minimum taxable income in excess of the exemption amount and to 28% on any additional alternative minimum taxable income. You should consult with your tax advisors as to the impact of an investment in common units on your liability under the alternative minimum tax.

     Valuation of Our Property

     The federal income tax consequences of the ownership and disposition of common units will depend in part on our estimates of the relative fair market values, and determinations of the initial tax basis, of our assets. Although we may from time to time consult with professional appraisers with respect to valuation matters, many of the relative fair market value estimates will be made solely by us. These estimates are subject to challenge and will not be binding on the IRS or the courts. In the event the determinations of fair market value are subsequently found to be incorrect, the character and amount of items of income, gain, loss, deductions or credits previously reported by our unitholders might change, and our unitholders might be required to amend their previously filed tax returns or to file claims for refunds.

     Treatment of Short Sales

     A unitholder who engages in a short sale (or a transaction having the same effect) with respect to common units will be required to recognize the gain (but not the loss) inherent in the common units that are sold short. See "-- Tax Consequences of Common Unit Ownership -- Disposition of Common Units." In addition, it would appear that a unitholder whose common units are loaned to a "short seller" to cover a short sale of common units would be considered as having transferred beneficial ownership of those common units and would, thus, no longer be a partner with respect to those common units during the period of the loan. As a result, during this period, any of our income, gain, deduction, loss or credit with respect to those common units would appear not to be reportable by the unitholder, any cash distributions received by the unitholder with respect to those common units would be fully taxable and all of those distributions would appear to be treated as ordinary income. The IRS may also contend that a loan of common units to a "short seller" constitutes a taxable exchange. If the IRS successfully made this contention, the lending unitholder may be required to recognize gain or loss. Unitholders desiring to assure their status as partners should modify any of their brokerage account agreements to prohibit their brokers from borrowing their common units.

     DISPOSITION OF COMMON UNITS

     Recognition of Gain or Loss

     Gain or loss will be recognized on a sale of common units equal to the difference between the amount realized and the unitholder's tax basis for the common units sold. A unitholder's amount realized will be measured by the sum of the cash or the fair market value of other property received plus his share of our nonrecourse liabilities. Since the amount realized includes a unitholder's share of our nonrecourse liabilities, the gain recognized on the sale of common units may result in a tax liability in excess of any cash received from the sale.

     Gain or loss recognized by a unitholder (other than a "dealer" in common units) on the sale or exchange of a common unit held for more than twelve months will generally be taxable as long-term capital gain or loss. A substantial portion of this gain or loss, however, will be separately computed and taxed as ordinary income or loss under section 751 of the Code to the extent attributable to assets giving rise to depreciation recapture or other "unrealized receivables" or to inventory we own. The term "unrealized receivables" includes potential recapture items, including depreciation recapture. Ordinary income attributable to unrealized receivables, inventory and deprecation recapture may exceed net taxable gain realized upon the sale of the common unit and may be recognized even if there is a net taxable loss realized upon the sale of the common unit. Any loss recognized on the sale of common units will generally be a capital loss. Thus, a unitholder may recognize both ordinary income and a capital loss upon a disposition of common units. Net capital loss may offset no more than $3,000 of ordinary income in the case of individuals and may only be used to offset capital gain in the case of a corporation.

     The IRS has ruled that a partner acquiring interests in a partnership in separate transactions at different prices must maintain an aggregate adjusted tax basis in a single partnership interest and that, upon sale or other disposition of some of the interests, a portion of the aggregate tax basis must be allocated to the interests sold on the basis of some equitable apportionment method. This ruling is unclear as to how the holding period is affected by this aggregation concept. If this ruling is applicable to you, the aggregation of your tax basis effectively prohibits you from choosing among common units with varying amounts of unrealized gain or loss as would be possible in a stock transaction. Thus, the ruling may result in an acceleration of gain or deferral of loss on a sale of a portion of your common units. It is not clear whether the ruling applies to publicly-traded partnerships, such as us, the interests in which are evidenced by separate interests, and accordingly Counsel is unable to opine as to the effect this ruling will have on you. If you are considering the purchase of additional common units or a sale of common units purchased at differing prices, you should consult your tax advisor as to the possible consequences of this ruling.

     Allocations Between Transferors and Transferees

     In general, our taxable income and losses will be determined annually and will be prorated on a monthly basis and subsequently apportioned among our unitholders in proportion to the number of common units they owned as of the close of business on the last day of the preceding month. However, gain or loss realized on a sale or other disposition of our assets other than in the ordinary course of business will be allocated among our unitholders of record as of the opening of the New York Stock Exchange on the first business day of the month in which the gain or loss is recognized. As a result of this allocation procedure, a unitholder transferring common units in the open market may be allocated income, gain, loss, deduction, and credit accrued after the transfer.

     The use of the allocation procedure discussed above may not be permitted by existing Treasury Regulations and, accordingly, Counsel is unable to opine on the validity of the method of allocating income and deductions between the transferors and the transferees of common units. If an allocation procedure is not allowed by the Treasury Regulations (or only applies to transfers of less than all of a unitholder's interest), our taxable income or losses might be reallocated among our unitholders. We are authorized to revise our method of allocation between transferors and transferees (as well as among partners whose interests otherwise vary during a taxable period) to conform to a method permitted by future Treasury Regulations.

     A unitholder who owns common units at any time during a quarter and who disposes of his common units prior to the record date set for a distribution with respect to that quarter will be allocated items of our income and gain attributable to the quarter during which his common units were owned but will not be entitled to receive cash distributions with respect to that quarter.

     Notification Requirements

     A unitholder who sells or exchanges common units is required to notify us in writing of the sale or exchange within 30 days of the sale or exchange and, in any event, no later than January 15 of the year following the calendar year that the sale or exchange occurred. We are required to notify the IRS of the transaction and to furnish specific information to the transferor and transferee. However, these reporting requirements do not apply with respect to a sale by an individual who is a citizen of the United States and who effects the sale through a broker. Additionally, a transferor and a transferee of a common unit will be required to furnish statements to the IRS, filed with their income tax returns for the taxable year in which the sale or exchange occurred, that set forth the amount of the consideration received for the common unit that is allocated to our goodwill or going concern value. Failure to satisfy these reporting obligations may lead to the imposition of substantial penalties.

     Constructive Termination

     We will be considered to be terminated if there is a sale or exchange of 50% or more of the total interests in partnership capital and profits within a 12-month period. A constructive termination results in the closing of a partnership's taxable year for all partners. A termination could result in the non-uniformity of common units for federal income tax purposes. Our constructive termination will cause a termination of our operating limited partnerships. A termination could also result in penalties or loss of basis adjustments under the Code if we were unable to determine that the termination had occurred.

     In the case of a unitholder reporting on a fiscal year other than a calendar year, the closing of our tax year may result in more than 12 months of our taxable income or loss being includable in our taxable income for the year of termination. In addition, each unitholder will realize taxable gain to the extent that any money constructively distributed to him (including any net reduction in his share of partnership nonrecourse liabilities) exceeds the adjusted basis on his common units. New tax elections we are required to make, including a new election under Section 754 of the Code, must be made subsequent to the constructive termination. A constructive termination would also result in a deferral of our deductions for depreciation. In addition, a termination might either accelerate the application of or subject us to any tax legislation enacted with effective dates after the closing of the offering made hereby.

     ENTITY LEVEL COLLECTIONS

     If we are required under applicable law to pay any federal, state or local income tax on behalf of any unitholder, our general partner or any former unitholder, we are authorized to pay those taxes from our funds. The payments, if made, will be deemed current distributions of cash to our unitholders and our general partner. Our general partner is authorized to amend our partnership agreement in the manner necessary to maintain uniformity of intrinsic tax characteristics of common units and to adjust subsequent distributions so that after giving effect to the deemed distributions, the priority and characterization of distributions otherwise applicable under our partnership agreement is maintained as nearly as is practicable. These payments could give rise to an overpayment of tax on behalf of an individual partner in which event the partner could file a claim for credit or refund.

     UNIFORMITY OF COMMON UNITS

     Since we cannot match transferors and transferees of common units, uniformity of the economic and tax characteristics of the common units to a purchaser of common units must be maintained. In the absence of uniformity, compliance with a number of federal income tax requirements, both statutory and regulatory, could be substantially diminished. A lack of uniformity can result from a literal application of Treasury Regulation Section 1.167(c)-1(a)(6) or Proposed Treasury Regulation Section 1.197-2(g)(3) and from the application of the "ceiling limitation" on our ability to make allocations to eliminate Book-Tax Disparities attributable to Contributed Properties and Adjusted Properties. Any non-uniformity could have a negative impact on the value of a unitholder's interest in us.

     We intend to depreciate the portion of a Section 743(b) adjustment attributable to unrealized appreciation in the value of Contributed Property or Adjusted Property (to the extent of any unamortized Book-Tax Disparity) using the rate of depreciation derived from the depreciation method and useful life applied to the Common Basis of our property, consistent with the proposed regulations under Section 743, but despite its inconsistency with Treasury Regulation Section 1.167(c)-1(a)(6) or Proposed Treasury Regulation Section 1.197-2(g)(3). See "-- Tax Consequences of Common Stock Ownership -- Tax Treatment of Operations -- Section 754 Election." To the extent that the Section 743(b) adjustment is attributable to appreciation in value in excess of the unamortized Book-Tax Disparity, we will apply the rules described in the Treasury Regulation and legislative history. If we determine that this position cannot reasonably be taken, we may adopt depreciation and amortization conventions under which all purchasers acquiring common units in the same month would receive depreciation and amortization deductions, whether attributable to the Common Basis or the Section 743(b) basis, based upon the same applicable rate as if they had purchased a direct interest in our property. If this aggregate approach is adopted, it may result in lower annual depreciation and amortization deductions than would otherwise be allowable to some of our unitholders and risk the loss of depreciation and amortization deductions not taken in the year that the deductions are otherwise allowable. We will not adopt this convention if we determine that the loss of depreciation and amortization deductions will have a material adverse effect on our unitholders. If we choose not to utilize this aggregate method, we may use any other reasonable depreciation and amortization convention to preserve the uniformity of the intrinsic tax characteristics of any common units that would not have a material adverse effect on our unitholders. The IRS may challenge any method of depreciating or amortizing the Section 743(b) adjustment described in this paragraph. If this challenge were sustained, the uniformity of common units might be affected.

     Items of income and deduction will be specially allocated in a manner that is intended to preserve the uniformity of intrinsic tax characteristics among all common units, despite the application of the "ceiling limitation" to Contributed Properties and Adjusted Properties. These special allocations will be made solely for federal income tax purposes. See "-- Tax Consequences of Common Unit Ownership" and "-- Tax Consequences of Common Unit
Ownership -- Allocation of Our Income, Gain, Loss and Deduction."

     TAX-EXEMPT ORGANIZATIONS AND SOME OTHER INVESTORS

     Ownership of common units by employee benefit plans, other tax-exempt organizations, non-resident aliens, foreign corporations, other foreign persons and regulated investment companies raises issues unique to these persons and, as described below, may have substantially adverse tax consequences.

     Employee benefit plans and most other organizations exempt from federal income tax (including individual retirement accounts and other retirement plans) are subject to federal income tax on unrelated business taxable income. Virtually all of the taxable income derived by these organizations from the ownership of common units will be unrelated business taxable income, and thus will be taxable to these unitholders.

     Regulated investment companies are required to derive 90% or more of their gross income from interest, dividends, gains from the sale of stocks or securities or foreign currency or some related sources. It is not anticipated that any significant amount of our gross income will qualify as income from these sources.

     Non-resident aliens and foreign corporations, trusts or estates that acquire common units will be considered to be engaged in business in the United States on account of their ownership of common units, and as a consequence they will be required to file federal tax returns in respect of their distributive shares of our income, gain, loss deduction or credit and pay federal income tax at regular rates on our income. Generally, a partnership is required to pay a withholding tax on the portion of the Partnership's income that is effectively connected with the conduct of a United States trade or business and which is allocable to the foreign partners, regardless of whether any actual distributions have been made to our partners. However, under rules applicable to publicly-traded partnerships, we will withhold at the rate of 39.6% on actual cash distributions made quarterly to foreign unitholders. Each foreign unitholder must obtain a taxpayer identification number from the IRS and submit that number to our Transfer Agent on a Form W-8 in order to obtain credit for the taxes withheld. Subsequent adoption of Treasury Regulations or the issuance of other administrative pronouncements may require us to change these procedures.

     Because a foreign corporation that owns common units will be treated as engaged in a United States trade or business, it may be subject to United States branch profits tax at a rate of 30%, in addition to regular federal income tax, on its allocable share of our earnings and profits (as adjusted for changes in the foreign corporation's "U.S. net equity") that are effectively connected with the conduct of a United States trade or business. This tax may be reduced or eliminated by an income tax treaty between the United States and the country with respect to which the foreign corporate unitholder is a "qualified resident."

     Under a ruling of the IRS, a foreign unitholder who sells or otherwise disposes of a common unit will be subject to federal income tax on any gain realized on the disposition of his common unit to the extent that the gain is effectively connected with a United States trade or business of the foreign unitholder. Apart from the ruling, a foreign unitholder will not be taxed upon the disposition of a common unit if that foreign unitholder has held less than 5% in value of the common units during the five-year period ending on the date of the disposition and if the common units are regularly traded on an established securities market at the time of the disposition.

     ADMINISTRATIVE MATTERS

     Our Information Returns and Audit Procedures

     We intend to furnish to each of our unitholders, within 90 days after the close of each taxable year, tax information, including a Schedule K-1, that sets forth each of our unitholders' allocable shares of our income, gain, loss, deduction and credit. In preparing this information that will generally not be reviewed by Counsel, we will use various accounting and reporting conventions, some of which have been mentioned in the previous discussion, to determine the respective unitholders' allocable share of income, gain, loss, deduction and credits. There is no assurance that any of these conventions will yield a result that conforms to the requirements of the Code, regulations or administrative interpretations of the IRS. We cannot assure prospective unitholders that the IRS will not successfully contend in court that these accounting and reporting conventions are impermissible.

     The federal income tax information returns we filed may be audited by the IRS. Adjustments resulting from any IRS audit may require some or all of our unitholders to file amended tax returns, and possibly may result in an audit of unitholders' own returns. Any audit of a unitholder's return could result in adjustments of non-partnership as well as partnership items.

     Partnerships generally are treated as separate entities for purposes of federal tax audits, judicial review of administrative adjustments by the IRS and tax settlement proceedings. The tax treatment of partnership items of income, gain, loss, deduction and credit are determined at the partnership level in a unified partnership proceeding rather than in separate proceedings with the partners. The Code provides for one partner to be designated as the "Tax Matters Partner" for these purposes. Our partnership agreement appoints our general partner as the Tax Matters Partner.

     The Tax Matters Partner will make elections on our behalf and our unitholders' behalf and can extend the statute of limitations for assessment of tax deficiencies against our unitholders with respect to our items. The Tax Matters Partner may bind a unitholder with less than a 1% profits interest in us to a settlement with the IRS unless the unitholder elects, by filing a statement with the IRS, not to give that authority to the Tax Matters Partner. The Tax Matters Partner may seek judicial review (to which all of our unitholders are bound) of a final partnership administrative adjustment and, if the Tax Matters Partner fails to seek judicial review, the review may be sought by any of our unitholders having at least 1% interest in our profits and by our unitholders having in the aggregate at least a 5% profits interest. However, only one action for judicial review will go forward, and each unitholder with an interest in the outcome may participate.

     A unitholder must file a statement with the IRS identifying the treatment of any item on his federal income tax return that is not consistent with the treatment of the item on our return to avoid the requirement that all items be treated consistently on both returns. Intentional or negligent disregard of the consistency requirement may subject a unitholder to substantial penalties.

     Nominee Reporting

     Persons who hold an interest in us as a nominee for another person are required to furnish to us:

     - the name, address and taxpayer identification number of the beneficial owners and the nominee;

     - whether the beneficial owner is (i) a person that is not a United States person, (ii) a foreign government, an international organization or any wholly-owned agency or instrumentality of either of the foregoing or
       (iii) a tax-exempt entity;

     - the amount and description of common units held, acquired or transferred for the beneficial owner; and

     - other information including the dates of acquisitions and transfers, means of acquisitions and transfers and acquisition cost for purchases, as well as the amount of net proceeds from sales.

Brokers and financial institutions are required to furnish additional information, including whether they are United States persons and information on common units they acquire, hold or transfer for their own account. A penalty of $50 per failure (up to a maximum of $100,000 per calendar year) is imposed by the Code for failure to report this information to us. The nominee is required to supply the beneficial owner of the common units with the information furnished to us.

     Registration as a Tax Shelter

     The Code requires that "tax shelters" be registered with the Secretary of the Treasury. The temporary Treasury Regulations interpreting the tax shelter registration provisions of the Code are extremely broad. It is arguable that we are not subject to the registration requirement on the basis that (i) we do not constitute a tax shelter or (ii) we constitute a projected income investment exempt from registration. However, we have registered as a tax shelter with the IRS because of the absence of assurance that we will not be subject to tax shelter registration and in light of the substantial penalties that might be imposed if registration is required and not undertaken. ISSUANCE OF THE REGISTRATION NUMBER DOES NOT INDICATE THAT AN INVESTMENT IN US OR THE CLAIMED TAX BENEFITS HAVE BEEN REVIEWED, EXAMINED OR APPROVED BY THE IRS. Our tax shelter registration number is 94130000154. A unitholder who sells or otherwise transfers a common unit in a subsequent transaction must furnish the registration number to the transferee. The penalty for failure of the transferor of a common unit to furnish the registration number to the transferee is $100 for each failure. The unitholders must disclose our tax shelter registration number on Form 8271 to be attached to the tax return on which any deduction, loss, credit or other benefit we generate is claimed or income received from us is included. A unitholder who fails to disclose the tax shelter registration number on his return, without reasonable cause for the failure, will be subject to a $50 penalty for each failure. Any penalties discussed herein are not deductible for federal income tax purposes.

     ACCURACY-RELATED PENALTIES

     An additional tax equal to 20% of the amount of any portion of an underpayment of tax that is attributable to one or more of the listed causes, including substantial understatements of income tax and substantial valuation misstatements, is imposed by the Code. No penalty will be imposed, however, with respect to any portion of an underpayment if it is shown that there was a reasonable cause for that portion and that the taxpayer acted in good faith with respect to that portion.

     A substantial understatement of income tax in any taxable year exists if the amount of the understatement exceeds the greater of 10% of the tax required to be shown on the return for the taxable year or $5,000 ($10,000 for most corporations). The amount of any understatement subject to penalty generally is reduced if any portion is attributable to a position adopted on the return (i) with respect to which there is or was, "substantial authority" or
(ii) as to which there is a reasonable basis and the pertinent facts of the position are disclosed on the return. More stringent rules apply to "tax shelters," a term that does not appear to include us. If any item of our income, gain, loss, deduction or credit included in the distributive shares of our unitholders might result in an "understatement" of income for which no substantial authority exists, we must disclose the pertinent facts on our return. In addition, we will make a reasonable effort to furnish sufficient information for our unitholders to make adequate disclosure on their returns to avoid liability for this penalty.

     A substantial valuation misstatement exists if the value of any property (or the adjusted basis of any property) claimed on a tax return is 200% or more of the amount determined to be the correct amount of the valuation or adjusted basis. No penalty is imposed unless the portion of the underpayment attributable to a substantial valuation misstatement exceeds $5,000 ($10,000 for most corporations). If the valuation claimed on a return is 400% or more than the correct valuation, the penalty imposed increases to 40%.

     OTHER TAX CONSIDERATIONS

     In addition to federal income taxes, you may be subject to other taxes, such as state and local and Canadian federal and provincial taxes, unincorporated business taxes, and estate, inheritance or intangible taxes that may be imposed by the various jurisdictions in which the we do business or own property. Although an analysis of those various taxes is not presented here, each prospective unitholder should consider their potential impact on his investment in us. We will own property or conduct business in Canada and in most states of the United States. A unitholder may be required to file Canadian federal income tax returns and to pay Canadian federal and provincial income taxes and to file state income tax returns and to pay taxes in various states and may be subject to penalties for failure to comply with such requirements. We anticipate that most of our U.S. income will be generated in approximately thirteen (13) states: Alabama, California, Illinois, Indiana, Kansas, Louisiana, Mississippi, Montana, New Mexico, North Dakota, Oklahoma, Texas and Wyoming. Based on EOTT's income apportionment for 1998 state income tax purposes, our general partner estimates that no other state will account for more than 1% of our income. Of the thirteen states in which our general partner anticipates that most of our U.S. income will be generated, Texas and Wyoming do not currently impose personal income tax. In certain states, tax losses may not produce a tax benefit in the year incurred (if, for example, we have no income from sources within that state) and also may not be available to offset income in subsequent taxable years. Some of the states may require us to withhold a percentage of income from amounts to be distributed to a unitholder who is not a resident of the state. Withholding, the amount which may be greater or less than a particular unitholder's income tax liability to the state, generally does not relieve the non-resident unitholder from the obligation to file an income tax return. Amounts withheld will be treated as if distributed to unitholders for purposes of determining the amount distributed by us. Based on current law and our estimate of future operations, the general partner anticipates that any amounts required to be withheld will not be material. We may also own property or do business in other states in the future.

     It is the responsibility of each unitholder to investigate the legal and tax consequences, under the laws of pertinent states, localities, Canadian provinces and Canada, of his investment in us. Accordingly, each prospective unitholder should consult, and must depend upon, his own tax counsel or other advisor with regard to those matters. Further, it is the responsibility of each unitholder to file all Canadian, Canadian province, state and local, as well as federal, tax returns that may be required of him. Counsel has not rendered an opinion on the Canadian federal, Canadian provincial, state or local tax consequences of an investment in us.

TAX CONSEQUENCES OF OWNERSHIP OF DEBT SECURITIES

     A description of the material federal income tax consequences of the acquisition, ownership and disposition of debt securities will be set forth in the prospectus supplement relating to the offering of debt securities.

                              PLAN OF DISTRIBUTION

     Under this prospectus, we intend to offer our securities to the public:

     - through one or more broker-dealers;

     - through underwriters; or

     - directly to investors.

     We will fix a price or prices, and we may change the price of the securities offered from time to time:

     - at market prices prevailing at the time of any sale under this registration statement;

     - prices related to market prices; or

     - negotiated prices.

     We will pay or allow distributors' or sellers' commissions that will not exceed those customary in the types of transactions involved. Broker-dealers may act as agent or may purchase securities as principal and thereafter resell the securities from time to time:

     - in or through one or more transactions (which may involve crosses and block transactions) or distributions;

     - on the New York Stock Exchange;

     - in the over-the-counter market; or

     - in private transactions.

Broker-dealers or underwriters may receive compensation in the form of underwriting discounts or commissions and may receive commissions from purchasers of the securities for whom they may act as agents. If any broker-dealer purchases the securities as principal, it may effect resales of the securities from time to time to or through other broker-dealers, and other broker-dealers may receive compensation in the form of concessions or commissions from the purchasers of securities for whom they may act as agents.

     To the extent required, the names of the specific managing underwriter or underwriters, if any, as well as other important information, will be set forth in prospectus supplements. In that event, the discounts and commissions we will allow or pay to the underwriters, if any, and the discounts and commissions the underwriters may allow or pay to dealers or agents, if any, will be set forth in, or may be calculated from, the prospectus supplements.

     Any underwriters, brokers, dealers and agents who participate in any sale of the securities may also engage in transactions with, or perform services for, us or our affiliates in the ordinary course of their businesses.

     In connection with offerings under this shelf registration and in compliance with applicable law, underwriters, brokers or dealers may engage in transactions which stabilize or maintain the market price of the securities at levels above those which might otherwise prevail in the open market. Specifically, underwriters, brokers or dealers may over-allot in connection with offerings, creating a short position in the securities for their own accounts. For the purposes of covering a syndicate short position or stabilizing the price of the securities, the underwriters, brokers or dealers may place bids for the securities or effect purchases of the securities in the open market. Finally, the underwriters may impose a penalty bid whereby selling concessions allowed to syndicate members or other brokers or dealers for distribution the securities in offerings may be reclaimed by the syndicate if the syndicate repurchases previously distributed securities in transactions to cover short positions, in stabilization transactions or otherwise. These activities may stabilize, maintain or otherwise affect the market price of the securities, which may be higher than the price that might otherwise prevail in the open market, and, if commenced, may be discontinued at any time.

                                 LEGAL MATTERS

     Vinson & Elkins L.L.P., will pass upon the validity of the securities offered in this prospectus. The underwriters' own legal counsel will advise them about other issues relating to any offering.

                                    EXPERTS

     The audited consolidated financial statements and schedule of EOTT Energy Partners, L.P. as of December 31, 1998 and 1997, and for the three years in the period ended December 31, 1998 incorporated by reference in this prospectus and elsewhere in the registration statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said report.

          ------------------------------------------------------------
          ------------------------------------------------------------

WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE INFORMATION DIFFERENT FROM THAT CONTAINED IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS. NEITHER THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS NOR THE SALE OF COMMON UNITS MEANS THAT INFORMATION CONTAINED IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS IS CORRECT AFTER THE DATES OF THIS PROSPECTS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS. THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS IS NOT AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY THESE COMMON UNITS IN ANY CIRCUMSTANCES UNDER WHICH THE OFFER OR SOLICITATION IS UNLAWFUL.

                           -------------------------

                               TABLE OF CONTENTS

                                          PAGE
                                          ----
            PROSPECTUS SUPPLEMENT

Summary................................    S-1
Use of Proceeds........................   S-11
Capitalization.........................   S-12
Price Range of Common Units and
  Distributions........................   S-13
Selected Historical Financial Data.....   S-14
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations...........................   S-16
Business...............................   S-25
Management.............................   S-32
Principal Unitholders..................   S-34
Underwriting...........................   S-35
Legal Matters..........................   S-36
Experts................................   S-36

                  PROSPECTUS

About This Prospectus..................     ii
Where You Can Find More Information....     ii
Cautionary Statement Regarding Forward
  Looking Statements...................    iii
Who We Are.............................      1
Risk Factors...........................      2
Conflicts of Interest and Fiduciary
  Responsibilities.....................      7
Use of Proceeds........................      8
Description of the Debt Securities.....      8
Ratio of Earnings to Fixed Charges.....     13
Description of Our Common Units........     13
Cash Distribution Policy...............     15
Description of Our Partnership
  Agreement............................     16
Tax Considerations.....................     19
Plan of Distribution...................     34
Legal Matters..........................     35
Experts................................     35

          ------------------------------------------------------------
          ------------------------------------------------------------
          ------------------------------------------------------------
          ------------------------------------------------------------

                             3,500,000 COMMON UNITS

                           EOTT ENERGY PARTNERS, L.P.
                                  REPRESENTING
                           LIMITED PARTNER INTERESTS
                           -------------------------

                             PROSPECTUS SUPPLEMENT

                           -------------------------
                            PAINEWEBBER INCORPORATED

                                LEHMAN BROTHERS

                             DAIN RAUSCHER WESSELS
                     A DIVISION OF DAIN RAUSCHER INCORPORATED
                                  ING BARINGS

                           -------------------------

                                           , 1999

          ------------------------------------------------------------
          ------------------------------------------------------------